GRUPO MODELO, S.A. DE C.V.

RECEIVED

2004 APR 29 P 1:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04024759

April 23, 2004

Rule 12g3-2(b) File No. 82-34766

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
ATTN: Mr. Michael Pressman

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

SUPPL

Grupo Modelo S.A. de C.V.
Rule 12g3-2(b) File No. 82-34766

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Grupo Modelo S.A. de C.V.

Name: Carlos Fernández González
Title: Chief Executive Officer

GRUPO MODELO, S.A. DE C.V.

Enclosure[s] :

Report of Board of Directors, (Submitted to shareholders on April 19, 2004), filed with the *Bolsa Mexicana de Valores, S.A. de C.V.* (the Mexican Stock Exchange or "MSE") and the *Comisión Nacional Bancaria y de Valores* (the "CNBV") on April 20, 2004. .... A

Report of Statutory Auditor, filed with the CNBV and MSE on April 20, 2004 .... B

Annual Audited Financial Statements (For the year ended December 31, 2003), filed with the CNBV and MSE on April 20, 2004 C

Secretary's Certificate, filed with the CNBV and MSE on April 20, 2004 .... D

Interim Reports

Quarterly Information (Consolidated Financial Statements- Last Quarter 2003), filed with the CNBV and MSE on April 20, 2004..E

Declaration from the CEO and CFO in compliance with the terms of paragraph II of Article 33 of the *Circular Única* F

Quarterly Information (Consolidated Financial Statements- First Quarter 2004), filed with the CNBV and MSE on April 20, 2004 .... G

Declaration from the CEO and CFO in compliance with the terms of paragraph II of Article 33 of the *Circular Única*.. H

Materials published, distributed or made available to securities holders in connection with securities holders' meetings

Minutes of the General Shareholders' Meeting held on April 19, 2004 and filed with the MSE and the CNBV on April 20, 2004 I

Press Releases

Financial Summary of First Quarter of 2004, filed with the CNBV and MSE on April 2004 J

Material Event Notifications, filed with the CNBV and MSE on April 19 and 20, 2004 ..... K

CAMPOS ELISEOS No. 400 PISO 8 COL. LOMAS DE CHAPULTEPEC C.P. 11000 MEXICO, D.F.
TEL.: 52-83-36-00 FAX: 52-83-37-90 Y 52-80-02-09 www.gmodelo.com.mx

ENCLOSURES A, B, C

ENCLOSURE E

TRANSLATION FOR INFORMATION
PURPOSES ONLY

EMISNET

Emisora: GRUPO MODELO, S.A. DE C.V..

Usuario: ALFREDO GARCIA HERNANDEZ.

Nombre del sobre: icssific.ens

Longitud del sobre: 76164 bytes.

Fecha de recepcion: Apr 19 2004 6:07:23:780PM.

Folio de recepcion: 47222.

RECEIVED
2004 APR 29 P 1:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
icssific.bmv	1	Sific para Industriales, Comerciales y de Servicios

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO**

Quarter: 4 Year: 2003

GRUPO MODELO, S.A. DE C.V.

TRANSLATION FOR INFORMATION PURPOSES ONLY

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2003 AND 2002
(Thousands of Pesos)

RECEIVED
2004 APR 29 P 1:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

JUDGED INFORMATION

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**64,054,513**	100	**60,441,876**	100
2	**CURRENT ASSETS**	**21,144,239**	**33**	**19,045,052**	**32**
3	CASH AND SHORT-TERM INVESTMENTS	12,119,805	19	10,628,379	18
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,207,910	2	893,118	1
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	336,901	1	248,558	0
6	INVENTORIES	4,818,600	8	5,065,283	8
7	OTHER CURRENT ASSETS	2,661,023	4	2,209,714	4
8	**LONG-TERM**	**2,912,665**	**5**	**2,655,589**	**4**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	144,557	0	144,443	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATED	2,642,081	4	2,400,899	4
11	OTHER INVESTMENTS	126,027	0	110,247	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**38,137,833**	**60**	**37,098,899**	**61**
13	PROPERTY	17,432,911	27	17,112,082	28
14	MACHINERY AND INDUSTRIAL EQUIPMENT	25,359,212	40	24,813,007	41
(NET) 15	OTHER EQUIPMENT	7,649,311	12	7,703,506	13
16	ACCUMULATED DEPRECIATION	17,958,418	28	17,097,112	28
17	CONSTRUCTION IN PROGRESS	5,654,817	9	4,567,416	8
18	**DEFERRED ASSETS (NET)**	**674,177**	**1**	**508,461**	**1**
19	**OTHER ASSETS**	**1,185,599**	**2**	**1,133,875**	**2**
20	**TOTAL LIABILITIES**	**11,811,897**	100	**11,507,245**	100
21	**CURRENT LIABILITIES**	**4,299,505**	**36**	**4,272,678**	**37**
22	SUPPLIERS	944,288	8	988,203	9
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	2,107,184	18	2,208,458	19
26	OTHER CURRENT LIABILITIES	1,248,033	11	1,076,017	9
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**7,512,392**	**64**	**7,234,567**	**63**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**52,242,616**	100	**48,934,631**	100
34	**MINORITY INTEREST**	**12,530,501**	**24**	**11,916,386**	**24**
35	**MAJORITY INTEREST**	**39,712,115**	**76**	**37,018,245**	**76**
36	**CONTRIBUTED CAPITAL**	**14,884,981**	**28**	**14,884,981**	**30**
37	PAID-IN CAPITAL STOCK (NOMINAL)	2,839,652	5	2,839,652	6
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	11,115,919	21	11,115,919	23
39	PREMIUM ON SALES OF SHARES	896,812	2	896,812	2
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	32,598	0	32,598	0
41	**CAPITAL INCREASE (DECREASE)**	**24,827,134**	**48**	**22,133,264**	**45**
42	RETAINED EARNINGS AND CAPITAL RESERVE	20,083,209	38	17,694,625	36
43	REPURCHASE FUND OF SHARES	587,047	1	587,047	1
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(659,944)	(1)	(542,196)	(1)
45	NET INCOME FOR THE YEAR	4,816,822	9	4,393,788	9

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **4** YEAR: **2003**

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**12,119,805**	100	**10,628,379**	100
46	CASH	768,815	6	670,076	6
47	SHORT-TERM INVESTMENTS	11,350,990	94	9,958,303	94
18	**DEFERRED ASSETS (NET)**	**674,177**	100	**508,461**	100
48	AMORTIZED OR REDEEMED EXPENSES	400,369	59	219,939	43
49	GOODWILL	273,808	41	288,522	57
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**4,299,505**	100	**4,272,678**	100
52	FOREING CURRENCY LIABILITIES	282,433	7	259,700	6
53	MEXICAN PESOS LIABILITIES	4,017,072	93	4,012,978	94
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**1,248,033**	100	**1,076,017**	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,248,033	100	1,076,017	100
27	**LONG-TERM LIABILITIES**	**0**	100	**0**	100
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	100	**0**	100
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**7,512,392**	100	**7,234,567**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	6,667,119	89	6,585,198	91
67	OTHERS	845,273	11	649,369	9
32	**OTHER LIABILITIES**	**0**	100	**0**	100
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(659,944)**	100	**(542,196)**	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	4,081,199	618	4,081,199	753
71	INCOME FROM NON-MONETARY POSITION ASSETS	(4,741,143)	(718)	(4,623,395)	(853)

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **4** YEAR: **2003**

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	16,844,734	14,772,374
73	PENSIONS FUND AND SENIORITY PREMIUMS	3,287,662	2,973,726
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	23,785	24,173
76	WORKERS (*)	23,808	24,301
77	CIRCULATION SHARES (*)	3,251,759,632	3,251,759,632
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE: **GMODELO**
GRUPO MODELO, S.A. DE C.V.

QUARTER: **4** YEAR: **2003**

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2003 AND 2002
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**40,454,490**	**100**	**38,490,240**	**100**
2	COST OF SALES	17,897,851	44	17,343,116	45
3	**GROSS INCOME**	**22,556,639**	**56**	**21,147,124**	**55**
4	OPERATING EXPENSES	11,690,465	29	11,347,066	29
5	**OPERATING INCOME**	**10,866,174**	**27**	**9,800,058**	**25**
6	TOTAL FINANCING COST	(309,301)	(1)	(208,985)	(1)
7	**INCOME AFTER FINANCING COST**	**11,175,475**	**28**	**10,009,043**	**26**
8	OTHER FINANCIAL OPERATIONS	(401,996)	(1)	377,012	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**11,577,471**	**29**	**9,632,031**	**25**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	5,242,595	13	3,760,489	10
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**6,334,876**	**16**	**5,871,542**	**15**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**6,334,876**	**16**	**5,871,542**	**15**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**6,334,876**	**16**	**5,871,542**	**15**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**6,334,876**	**16**	**5,871,542**	**15**
19	NET INCOME OF MINORITY INTEREST	1,518,054	4	1,477,754	4
20	**NET INCOME OF MAJORITY INTEREST**	**4,816,822**	**12**	**4,393,788**	**11**

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 4 YEAR: **2003**

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**40,454,490**	**100**	**38,490,240**	**100**
21	DOMESTIC	29,651,606	73	29,123,441	76
22	FOREIGN	10,802,884	27	9,366,799	24
23	TRANSLATED INTO DOLLARS (***)	981,456	2	908,240	2
6	**TOTAL FINANCING COST**	**(309,301)**	**100**	**(208,985)**	**100**
24	INTEREST PAID	43	0	106	0
25	EXCHANGE LOSSES	133,098	43	104,541	50
26	INTEREST EARNED	673,866	218	737,668	353
27	EXCHANGE PROFITS	220,274	71	155,034	74
28	GAIN DUE TO MONETARY POSITION	451,698	146	579,070	277
8	**OTHER FINANCIAL OPERATIONS**	**(401,996)**	**100**	**377,012**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(401,996)	(100)	377,012	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**5,242,595**	**100**	**3,760,489**	**100**
32	INCOME TAX	4,154,195	79	3,608,196	96
33	DEFERED INCOME TAX	102,213	2	(700,558)	(19)
34	WORKERS' PROFIT SHARING	986,187	19	852,851	23
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **4** YEAR: **2003**

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	43,662,684	41,088,108
37	NET INCOME OF THE YEAR	5,428,264	4,378,650
38	NET SALES (**)	40,454,490	38,490,240
39	OPERATION INCOME (**)	10,866,174	9,800,058
40	NET INCOME OF MAYORITY INTEREST(**)	4,816,822	4,393,788
41	NET CONSOLIDATED INCOME (**)	6,334,876	5,871,542

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE GMODELO QUARTER 4 YEAR 2003
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM OCTOBER 1ST TO DECEMBER 31 OF 2003 AND 2002
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**10,385,848**	**100**	**9,467,862**	**100**
2	COST OF SALES	4,581,332	44	4,269,586	45
3	**GROSS INCOME**	**5,804,516**	**56**	**5,198,276**	**55**
4	OPERATING EXPENSES	3,222,998	31	3,150,938	33
5	**OPERATING INCOME**	**2,581,518**	**25**	**2,047,338**	**22**
6	TOTAL FINANCING COST	20,065	0	(15,778)	0
7	**INCOME AFTER FINANCING COST**	**2,561,453**	**25**	**2,063,116**	**22**
8	OTHER FIANCIAL OPERATIONS	(83,971)	-1	193,650	2
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**2,645,424**	**25**	**1,869,466**	**20**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,175,996	11	779,111	8
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**1,469,428**	**14**	**1,090,355**	**12**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATION**	**1,469,428**	**14**	**1,090,355**	**12**
14	INCOME OF DISCONTINOUS OPERATION	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,469,428**	**14**	**1,090,355**	**12**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET COSOLIDATED INCOME**	**1,469,428**	**14**	**1,090,355**	**12**
19	NET INCOME OF MINORITY INTEREST	355,911	3	243,297	3
20	**NET INCOME OF MAJORITY INTEREST**	**1,113,517**	**11**	**847,058**	**9**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE GMODELO QUARTER 4 YEAR 2003
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**10,385,848**	**100**	**9,467,862**	**100**
21	DOMESTIC	7,698,268	74	7,372,627	78
22	FOREIGN	2,687,580	26	2,095,235	22
23	TRANSLATED INTO DOLLARS (***)	237,044	2	195,842	2
6	**TOTAL FINANCING COST**	**20,065**	**100**	**(15,778)**	**100**
24	INTREST PAID	9	0	68	0
25	EXCHANGE LOSSES	32,188	160	31,815	202
26	INTEREST EARNED	156,342	779	212,245	1345
27	EXCHANGE PROFITS	66,549	332	24,529	155
28	GAIN DUE TO MONETARY POSITION	210,759	1050	189,113	1199
8	**OTHER FIANCIAL OPERATIONS**	**(83,971)**	**100**	**193,650**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(83,971)	(100)	193,650	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	**1,175,996**	**100**	**779,111**	**100**
32	INCOME TAX	929,419	79	579,173	74
33	DEFERED INCOME TAX	30,571	3	92,084	12
34	WORKERS' PROFIT SHARING	216,006	18	107,854	14
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE: **GMODELO**
GRUPO MODELO, S.A. DE C.V.

QUARTER: 4 YEAR: 2003

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2003 AND 2002
(Thousands of Pesos)

JUDGED INFORMATION — **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**6,334,876**	**5,871,542**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	1,821,907	995,196
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**8,156,783**	**6,866,738**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(702,808)	182,490
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**7,453,975**	**7,049,228**
6	CASH FLOW FROM EXTERNAL FINANCING	(234,641)	(1,180,481)
7	CASH FLOW FROM INTERNAL FINANCING	(2,453,742)	(1,162,660)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(2,688,383)**	**(2,343,141)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(3,274,166)**	**(3,202,550)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	1,491,426	1,503,537
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	10,628,379	9,124,842
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	12,119,805	10,628,379

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE GMODELO QUARTER 4 YEAR 2003
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**1,821,907**	**995,196**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,950,074	1,877,420
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS		0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE		0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(255,975)	(384,049)
40	+ (-) ITEMS ADDED TO INCOME WICH DO NOT REQUIRE USING CASH	127,808	(498,175)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(702,808)**	**182,490**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(403,135)	1,082
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	124,808	(508,000)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(451,309)	(67,517)
21	+ (-) DECREASE (INCREASE) IN SUPPLIER ACCOUNT	(43,909)	365,215
22	+ (-) DECREASE (INCREASE) IN OTHER LIABILITIES	70,737	391,710
6	**CASH FLOW FROM EXERNAL FINANCING**	**(234,641)**	**(1,180,481)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	(234,641)	(1,180,481)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(2,453,742)**	**(1,162,660)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENDS PAID	(2,453,742)	(1,162,660)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(3,274,166)**	**(3,202,550)**
34	+ (-) INCREASE (DECREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(1,656)	(88,145)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(2,011,075)	(3,511,409)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(927,710)	517,906
37	+ SALE OF OTHER PERMNENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(333,725)	(120,902)

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO QUARTER 4 YEAR 2003
GRUPO MODELO, S.A. DE C.V.

RATIOS
CONSOLIDATED

JUDGED INFORMATION

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PRESENT FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	15.66%		15.25%	
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	12.13%		11.87%	
3	NET INCOME TO TOTAL ASSETS (**)	9.89%		9.71%	
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	41.03%		29.70%	
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(7.13)		(9.86)	
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.63	times	0.64	times
7	NET SALES TO FIXED ASSETS (**)	1.06	times	1.04	times
8	INVENTORIES ROTATION (**)	3.71	times	3.42	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	9	days	7	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00%		0.00%	
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	18.44%		19.04	times
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.23		0.24	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	2.39%		2.26	times
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00		0.00%	
15	OPERATING INCOME TO INTEREST PAID	252,701.72	times	92,453.38	times
16	NET SALES TO TOTAL LIABILITIES (**)	3.42	times	3.34	times
	LIQUIDITY				
17	CURREENT ASSETS TO CURRENT LIABILITIES	4.92	times	4.46	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	3.80	times	3.27	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	1.79	times	1.66	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	281,89%		248,75%	
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	20.16%		17.84%	
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(1.74) %		0.47%	
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	173,348.27	times	66,502.15	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	8.73%		50.38%	
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN GINANCING	91.27%		49.62%	
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	61.42%		109.64%	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE GMODELO QUARTER 4 YEAR 2003
GRUPO MODELO, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION

Final Printing

REF D	CONCEPTS		QUARTER OF PRESENT FINANCIAL YEAR Amount			QUARTER OF PRESENT FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	1.48		$	1.35	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUITED PROFIT PER ORDINARY SHARE (**)	$	1.48		$	1.35	
4	CONTINUOUS OPERATIONG PROFIT PER COMUN SHARE(**)	$	1.95			1.85	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00			0.00	
8	CARRYING VALUE PER SHARE	$	12.21		$	11.38	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.55		$	0.36	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		2.21	times		2.32	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINAY SHARE (**)		18.16	times		19.51	times
13	MARKET PRICE TO BASIC PROFIT PREFERENT SHARE (**)		0.00	times		0.00	times

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
JUDGED INFORMATION **Final Printing**

R06: THE COMPANY DOES NOT HAVE CREDITS OR INVESTMENTS IN UDIS [Unidades de Inversion = Investment Units], AND THEREFORE WITH THIS COMMENT THE COMMUNICATION DATED DECEMBER 27, 1999, IS COMPLIED WITH.

THE CHARGE FROM THE APPLICATION OF THE INITIAL EFFECT OF THE DEFERRED TAX ON SHAREHOLDERS' EQUITY OF THE MAJORITY INTEREST WAS MADE IN THE ACCUMULATED PROFITS ACCOUNT WITH REFERENCE S42 FOR AN AMOUNT OF PS. 4,663,537, THIS BASED ON THE PROVISION OF BULLETIN D-4 INDICATING THAT THE INITIAL EFFECT OF THE APPLICATION OF THIS PRINCIPLE IS PRESENTED IN ONLY ONE ACCOUNT. THIS LINE WAS USED, SINCE IN THE SIFIC THERE IS NO REFERENCE IN WHICH WE CAN SHOW SAID EFFECT.

REFERENCE R37 "TAX RESULT FOR THE PERIOD" CORRESPONDS TO THAT OF GRUPO MODELO, DETERMINED ON THE BASIS OF THE TAX CONSOLIDATION RÉGIME.

THE CONTRIBUTIONS MADE TO PENSION PLANS AND THE EFFECT OF THE RESTRUCTURING OF THE MINORITY INTEREST CAPITAL ARE INCLUDED IN REFERENCE C26 "OTHER FINANCING". THIS IS BECAUSE IN REFERENCE C7 "FLOW FROM OWN FINANCING" THERE IS NO ITEM THAT ALLOWS NOTING THOSE MATTERS.

STARTING ON THIS DATE BONUSES IN KIND ARE RECLASSIFIED TO COST OF SALES. HERETOFORE THEY WERE INCLUDED WITHIN SALES. IN THIS MANNER GROSS INCOME IS NOT MODIFIED AND THE AMOUNT OF SALES AND COST OF SALES IS SHOWN MORE CLEARLY. THE FIGURES FOR THE PRIOR YEAR CONTAIN THIS RECLASSIFICATION TO MAINTAIN THE COMPARABILITY OF THE FIGURES. AN AMOUNT OF PS. 774,961 HAS BEEN RECLASSIFIED, INCREASING REFERENCES R1 Y R21 "DOMESTIC NET SALES" AND R2 "COST OF SALES" AND BY VIRTUE OF INCREASING THOSE REFERENCES, REFERENCES R36 "TOTAL SALES" AND R38 "NET SALES" ARE MODIFIED BY THE SAME AMOUNT.

REFERENCE C-31 IN THE 2003 COLUMN INCLUDES THE PAYMENT OF DIVIDENDS IN THE FOLLOWING MANNER:

	2003	2002
MAJORITY SHAREHOLDERS	1,802,939	1,162,660
MINORITY SHAREHOLDERS	650,803	0
TOTAL (REFERENCE C-31)	2,453,742	1,162,660

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DIRECTOR REPORT (1)

ANNEX 1

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

GRUPO MODELO, S.A. DE C.V.
AND SUBSIDIARIES
FINANCIAL SUMMARY FOR THE FOURTH QUARTER 2003
AMOUNTS IN MILLIONS OF CONSTANT MEXICAN PESOS AS OF DECEMBER 31ST, 2003

MEXICO CITY, FEBRUARY 18TH, 2004. - DURING THE FOURTH QUARTER, TOTAL BEER VOLUME INCREASED 9.6% COMPARED TO THE SAME PERIOD OF LAST YEAR. THIS FIGURE RESULTED FROM THE 6.3% GROWTH IN THE DOMESTIC BEER SALES VOLUME AND THE 19.7% IN EXPORTS, WHICH REPRESENTED 26.8% OF TOTAL VOLUME. IN THE DOMESTIC MARKET, THE STRONG DEMAND OBSERVED DURING DECEMBER WAS ONE OF THE MAIN CATALYST FOR THE GROWTH ACHIEVED DURING THE QUARTER. LIKEWISE, THE EXPORT GROWTH RATE REFLECTS PRIMARILY THE INCREASE IN VOLUME SOLD TO FINAL CONSUMERS IN THE UNITED STATES AND ALSO THE INVENTORY BUILD-UP EFFECT CAUSED BY THE PRICE INCREASE ANNOUNCEMENT IN THE CORONA AND CORONA LIGHT BRANDS IN THAT MARKET.

ON THE OTHER HAND, NET SALES INCREASED TO A TOTAL AMOUNT OF 10,386 MILLIONS OF PESOS DURING THE QUARTER, WHICH REPRESENTS AN INCREASE OF 9.7% VERSUS THE SAME PERIOD OF LAST YEAR. THIS GROWTH WAS INFLUENCED MAINLY BY THE 28.3% INCREASE IN EXPORT REVENUES DERIVED FROM SOLID VOLUME GROWTH AND THE DEPRECIATION OF THE EXCHANGE RATE.

THE COST OF GOOD SOLD AS A PERCENTAGE OF SALES DECLINED 100 BASIS POINTS COMPARED TO 2002, MOSTLY DUE TO EFFICIENCIES AND STABLE PRICES IN SOME RAW MATERIALS. COST EFFICIENCIES MORE THAN OFFSET COST PRESSURES DUE TO HIGHER PROPORTION OF NON-RETURNABLE SALES IN THE VOLUME MIX. COST REDUCTION DROVE THE GROSS PROFIT TO AN 11.7% INCREASE, TOTALING 5,805 MILLIONS OF PESOS, AND REPRESENTING 55.9% OVER NET SALES.

THE SG&A EXPENSES WERE 2.3% UP DURING THE QUARTER, A LOWER RATE COMPARED TO NET SALES GROWTH. THIS IS BASICALLY THE RESULT OF LOWER ADVERTISING AND DISTRIBUTION EXPENSES IN MODELO'S PRODUCTS IN MEXICO. IT IS IMPORTANT TO HIGHLIGHT THAT THE OPERATING EXPENSES PER HECTOLITER SOLD IN THE DOMESTIC MARKET DECLINED 3.8% WITH RESPECT TO THE SAME PERIOD OF THE PREVIOUS YEAR. FURTHERMORE, THE OPERATING PROFIT TOTALED 2,582 MILLIONS OF PESOS, FIGURE 26.1% HIGHER THAN THE 4Q02'S. THE OPERATING MARGIN REGISTERED A SOLID EXPANSION OF 330 BASIS POINTS, REACHING 24.9%.

INTEGRAL COST OF FINANCING STOOD AT 20 MILLIONS OF PESO AS A CONSEQUENCE OF HIGHER INFLATION AS WELL AS LOWER REAL INTEREST RATES OBSERVED DURING THE PERIOD.

REGARDING THE EFFECTIVE TAX RATE, IT REACHED 44.5%, WHICH REPRESENTS AN INCREASE OF 2.8 PERCENTAGE POINTS COMPARED TO THAT RECORDED IN THE FOURTH QUARTER OF 2002. THIS MAINLY REFLECTS THE IMPACT OF THE REDUCTION IN THE CORPORATE TAX RATE ON DIFFERED TAXES ON 2002 AS WELL AS THE IMPACT ON DIVIDENDS OBTAINED FROM FOREIGN SUBSIDIARIES.

THE NET MAJORITY INCOME REACHED 1,114 MILLIONS OF PESOS, GROWING 31.5% VERSUS LAST YEAR. AS A RESULT, THE NET MARGIN EXPANDED 180 BASIS POINTS TO 10.7%.

GRUPO MODELO, S.A. DE C.V. AND SUBSIDIARIES
SALES OF BEER IN MILLION HECTOLITERS

MARKET	4THQUARTER 2003	%	4THQUARTER 2002	%	VAR. (%)

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DOMESTIC	7.828	73.2	7.363	75.5	6.3
EXPORT	2.860	26.8	2.389	24.5	19.7
TOTAL	10.688	100.0	9.752	100.0	9.6

2003 FINANCIAL SUMMARY
AMOUNTS IN MILLIONS OF CONSTANT MEXICAN PESOS AS OF DECEMBER 31ST, 2003

DURING 2003 TOTAL BEER VOLUME SURPASSED 40 MILLIONS OF HECTOLITERS, REACHING A HISTORICAL RECORD OF 41.9 MILLIONS, REPRESENTING A 4.9% INCREASE COMPARED TO 2002. DOMESTIC SALES REGISTERED AN ACCUMULATED GROWTH OF 4.3% WHILE EXPORTS INCREASED 6.4%.

THE EXPORT VOLUME GROWTH EXCEEDED THE DOMESTIC INCREASE; THUS, AT THE END OF THE YEAR, EXPORTS REPRESENTED 28.2% OF TOTAL SALES VERSUS THE 27.8% REGISTERED IN THE PREVIOUS YEAR. AMONG THE OUTSTANDING RESULTS, IT IS IMPORTANT TO HIGHLIGHT THAT OF THE TOP TEN BEST SELLING BEERS IN THE US, CORONA EXTRA WAS THE SECOND BRAND WITH HIGHEST GROWTH, CONFIRMING ITS SEVENTH PLACE.

NET SALES INCREASED 5.1% AS A RESULT OF THE DOMESTIC AND EXPORT SALES GROWTH OF 0.5% AND 15.3%, RESPECTIVELY. NET EXPORT REVENUE IN DOLLARS TOTALED 981 MILLIONS OF DOLLARS WHICH REPRESENTED AN INCREASE OF 8.1% COMPARED TO 2002. THEREFORE, THE AVERAGE PRICE PER HECTOLITER OF EXPORTED BEER SHOWED A 1.6% INCREASE IN DOLLARS IN RELATION TO 2002, PRINCIPALLY DUE TO THE CHANGE IN THE COUNTRY MIX.

THE COST OF GOODS SOLD GREW 3.2%, DRIVING THE 90 BASIS POINTS IMPROVEMENT IN THE GROSS MARGIN. IN THIS WAY, THE GROSS MARGIN STOOD AT 55.8%. THIS IS MAINLY DUE TO OPERATING IMPROVEMENTS AND EFFICIENCIES IN PRODUCTION.

AS OF DECEMBER, OPERATING EXPENSES REPRESENTED 28.9% OF CONSOLIDATED SALES AND REGISTERED AN INCREASE OF 3.0%, FIGURE BELOW THE TOTAL NET SALES GROWTH RATE. THE OPERATING PROFIT RECORDED A 10.9% INCREASE COMPARED TO THE SAME PERIOD OF 2002, AMOUNTING 10,866 MILLIONS OF PESOS. CONSEQUENTLY, THE OPERATING MARGIN REACHED ITS HISTORICAL RECORD LEVEL AT 26.9%.

THE DEPRECIATION AND AMORTIZATION AMOUNTED 1,950 MILLION PESOS WHICH MEANT A 3.9% GROWTH OVER PREVIOUS YEAR AS WELL AS 4.8% OVER TOTAL SALES. THIS INCREASE RESULTED FROM NEW EQUIPMENT UTILIZATION AND THE CONTINUED ASSET RENEWAL IN SEVERAL AREAS OF THE COMPANY. IN 2003, THE EBITDA (OPERATING PROFIT + DEPRECIATION - EQUITY INCOME OF ASSOCIATES INCLUDED IN COGS) WAS 12,474 MILLIONS OF PESOS, 9.7% HIGHER THAN 2002.

BELOW OPERATING RESULTS, THE INTEGRAL COST OF FINANCING, POSITIVE IN THE CASE OF GRUPO MODELO, WAS 309 MILLIONS OF PESOS, REFLECTING THE REDUCTION IN INFLATION AND THE BENEFIT OF FOREIGN EXCHANGE PROFITS.

CONCERNING TAXES, THE EFFECTIVE TAX RATE (INCLUDING PROFIT SHARING) WAS 45.3% COMPARED TO THE 39.0% OF LAST YEAR. THE RATE CHANGED AS A RESULT OF DIFFERED TAXES SINCE IN 2002 THEY WERE BENEFITED BY THE CORPORATE TAX RATE REDUCTION.

NET MAJORITY INCOME WAS 9.6% HIGHER THAN THE PREVIOUS YEAR, DRIVING THE IMPROVEMENT OF 50 BASIS POINTS IN THE NET MARGIN THAT REACHED 11.9% OVER NET

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED

JUDGED INFORMATION

Final Printing

SALES. ON ACCUMULATED BASIS, GRUPO MODELO'S EARNINGS PER SHARE STOOD AT 1.48 PESOS, HIGHER AMOUNT THAN THE 1.35 PESOS OBTAINED IN THE 2002.

FINANCIAL POSITION

AS OF YEAR END, GRUPO MODELO'S CASH AND MARKETABLE SECURITIES REPRESENTED 18.9% OF TOTAL ASSETS. FURTHERMORE, TOTAL ASSETS EXPERIENCED A 6.0% GROWTH IN THE LAST TWELVE MONTHS. ON THE OTHER HAND, THE COMPANY'S SOLID FINANCIAL POSITION HAS BEEN MAINTAINED THROUGH A DEBT-FREE CAPITAL STRUCTURE AND SHORT-TERM OPERATIONAL LIABILITIES OF 4,300 MILLION PESOS. STOCKHOLDERS' EQUITY AMOUNTED TO 52,243 MILLION PESOS, REPRESENTING A 6.8% INCREASE VERSUS 2002.

CAPITAL EXPENDITURES

AS OF DECEMBER 2003, GRUPO MODELO INVESTED 2,939 MILLION PESOS WITH ITS OWN RESOURCES IN EXPANSION AND MODERNIZATION PROJECTS THROUGHOUT THE ORGANIZATION. THE FUNDS WERE ALLOCATED AS FOLLOWED:

AREA	DECEMBER 2003
TUXTEPEC BREWERY	39.1%
BREWERIES & OTHER FACILITIES	31.0%
SALES	29.9%
	=====

GRUPO MODELO'S CAPACITY UTILIZATION IN THE YEAR AVERAGED 91.1%. LIKEWISE, THE FOURTH AND LAST CONSTRUCTION PHASE OF COMPAÑIA CERVECERA DE ZACATECAS WAS CONCLUDED IN JANUARY OF 2004. CONSEQUENTLY, THIS BREWERY BECAME THE SECOND LARGEST IN THE WORLD WITH AN ANNUAL INSTALLED CAPACITY OF 20 MILLION OF HECTOLITERS. AS A RESULT OF THIS, GRUPO MODELO'S ANNUAL INSTALLED CAPACITY WAS INCREASED FROM 46 TO 51 MILLION HECTOLITERS.

GRUPO MODELO, S.A. DE C.V. AND SUBSIDIARIES
SALES OF BEER IN MILLION HECTOLITERS
FIGURES AS OF DECEMBER 31ST, 2003 AND 2002

MARKET	2003	%	2002	%	VAR. (%)
DOMESTIC	30.100	71.8	28.866	72.2	4.3
EXPORT	11.824	28.2	11.118	27.8	6.4
	------	-----	------	-----	---
TOTAL	41.924	100.0	39.984	100.0	4.9
	======	=====	======	=====	===

GRUPO MODELO, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003 AND 2002

(AMOUNTS IN THOUSANDS OF CONSTANT MEXICAN PESOS AS OF DECEMBER 31, 2003)

1. INCORPORATION AND CORPORATE PURPOSE:

A) GRUPO MODELO, S. A. DE C. V. AND SUBSIDIARIES (THE GROUP) IS MAINLY ENGAGED IN THE PRODUCTION AND SALE OF BEER, WHICH BEGAN IN 1925.

B) THE MAIN ACTIVITY OF GRUPO MODELO, S. A. DE C. V. IS HOLDING 76.75% OF THE CAPITAL STOCK OF DIBLO S.A. DE C.V., WHOSE BUSINESS PURPOSE IS HOLDING REAL ESTATE AND INVESTING IN SHARES OF SUBSIDIARIES MAINLY INVOLVED IN THE PRODUCTION, DISTRIBUTION AND SALE OF BEER IN MEXICO AND ABROAD. THE MOST IMPORTANT COMPANIES, ON THE BASIS OF THEIR OPERATIONS AND STOCKHOLDERS' EQUITY, ARE AS FOLLOWS:

BREWERS:	PERCENTAGE OF SHAREHOLDING
CERVECERÍA MODELO, S. A. DE C. V.	100
COMPAÑÍA CERVECERA DE ZACATECAS, S. A. DE C. V.	100
COMPAÑÍA CERVECERA DEL TRÓPICO, S. A. DE C. V.	100
CERVECERÍA MODELO DE GUADALAJARA, S. A. DE C. V.	100
CERVECERÍA MODELO DEL NOROESTE, S. A. DE C. V.	100
CERVECERÍA MODELO DE TORREÓN, S. A. DE C. V.	100
CERVECERÍA DEL PACÍFICO, S. A. DE C. V.	100
	===
TRANSFORMATION OF BARLEY TO MALT:	
CEBADAS Y MALTAS, S. A. DE C. V.	100
	===
MACHINERY MANUFACTURERS:	
INAMEX DE CERVEZA Y MALTA, S. A. DE C. V.	100
	===
MANUFACTURER OF BEER CANS AND CROWNS:	
ENVASES Y TAPAS MODELO, S. A. DE C. V.	100
	===
AGENCIES DISTRIBUTING BEER AND OTHER PRODUCTS:	
CERVEZA CORONA EN GUADALAJARA, S. A. DE C. V.	100
LA MODELO EN MONTERREY, S. A. DE C. V.	100
DISTRIBUIDORA PACÍFICO Y MODELO DE LA PAZ, S. A. DE C. V.	100
CERVEZA CORONA EN COLIMA, S. A. DE C. V.	100
IMPULSORA MERCANTIL DE SALTILLO, S. A. DE C. V.	100

SOCIEDAD MERCANTIL DE MORELOS, S. A. DE C. V.	100
EXPANSIÓN MERCANTIL HIDALGUENSE, S. A. DE C. V.	100
LA CERVEZA CORONA DEL CENTRO, S. A. DE C. V.	100
PROMOTORA OAXAQUEÑA, S. A. DE C. V.	100
PROMOTORA COMERCIAL DEL BAJÍO, S. A. DE C. V.	100
CERVEZAS MODELO DE LA LAGUNA, S. A. DE C. V.	100
IMPULSORA MERCANTIL SAN PABLO, S. A. DE C. V.	100
EXPANSIÓN COMERCIAL DE ZUMPANGO, S. A. DE C. V.	100
LAS CERVEZAS DE MÉXICO EN PUEBLA, S. A. DE C. V.	100
DISTRIBUIDORA PACÍFICO Y MODELO DE MAZATLÁN, S. A. DE C. V.	100
LA CORONA DE LOS REYES, S. A. DE C. V.	100
CERVEZA CORONA DE ZACATECAS, S. A. DE C. V.	100
CERVEZAS MODELO EN VALLARTA, S. A. DE C. V.	100
IMPULSORA MERCANTIL DE LA COSTA, S. A. DE C. V.	78
DISTRIBUIDORA MODELO DE TOLUCA, S. A. DE C. V.	60
	===

COMPANY CONTROLLING DISTRIBUTORS OF BEER AND OTHER PRODUCTS ABROAD:

PROCERMEX, INC.	100
	===

REAL-ESTATE COMPANIES ENGAGED IN THE DISTRIBUTION OF BEER AND OTHER PRODUCTS:

INMOBILIARIA DE TAMPICO, S. A. DE C. V.	100
PROMOTORA DEL SURESTE, S. A. DE C. V.	100
INMOBILIARIA BAJACAL, S. A. DE C. V.	100
IMPULSORA DEL NAZAS, S. A. DE C. V.	100
IMPULSORA TAPATÍA, S. A. DE C. V.	100
IMPULSORA DE LA PERIFERIA, S. A. DE C. V.	100
ADMINISTRACIÓN Y PROMOCIÓN DE INMUEBLES, S. A. DE C. V.	100
METROPOLITANA DE BIENES RAÍCES, S. A. DE C. V.	100
IMPULSORA POTOSINA, S. A. DE C. V.	100
PROMOTORA E IMPULSORA ACAPULQUEÑA, S. A. DE C. V.	80
	===

THE GROUP IS IN THE PROCESS OF MERGING ITS DISTRIBUTION AGENCIES IN ORDER TO IMPROVE ITS OPERATIONS.

ON NOVEMBER 2002, GROUP MANAGEMENT DECIDED TO MERGE CERVECERÍA YUCATECA, S. A. DE C. V. INTO COMPAÑÍA CERVECERA DEL TRÓPICO, S. A. DE C. V., WITH THE LATTER AS THE SURVIVING COMPANY. IT SHOULD BE MENTIONED THAT THE GROUP HAS IMPLEMENTED THE PROCEDURES REQUIRED TO GUARANTY THE SUPPLY OF THE BRANDS (BEERS MONTEJO AND LEON) PRODUCED BY THE SUBSIDIARY.

2. ACCOUNTING POLICIES:

THE MAIN ACCOUNTING POLICIES APPLIED BY THE GROUP IN THE PREPARATION OF THESE FINANCIAL STATEMENTS ARE IN LINE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN MEXICO. THESE ACCOUNTING PRINCIPLES REQUIRE THAT GROUP MANAGEMENT MAKES ESTIMATES BASED ON CIRCUMSTANCES AND APPLY CERTAIN ASSUMPTIONS IN DETERMINING THE VALUATION OF SOME ITEMS INCLUDED IN THE FINANCIAL STATEMENTS.

THE GROUP IS MANAGEMENT CONSIDERS THAT THE ESTIMATES AND ASSUMPTIONS USED AT

THE DATE OF ISSUANCE OF THE FINANCIAL STATEMENTS ARE REASONABLE, ALTHOUGH THESE ESTIMATES AND ASSUMPTIONS COULD DIFFER FROM THEIR FINAL EFFECT.

THE MAIN ACCOUNTING POLICIES ARE SUMMARIZED AS FOLLOWS:

A) CONSOLIDATION - THE GROUP PREPARES CONSOLIDATED FINANCIAL STATEMENTS, WHICH INCLUDE THE FINANCIAL SITUATION AND THE RESULTS OF THE COMPANIES IN WHICH DIBLO S.A. DE C.V. HAS CONTROL AND DIRECT OR INDIRECT PARTICIPATION OF MORE THAN 50% OF THE COMMON STOCK; SIGNIFICANT INTERCOMPANY OPERATIONS HAVE BEEN ELIMINATED IN CONSOLIDATION.

B) BASIS FOR PREPARATION - THE CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP INCLUDE THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION, AS REQUIRED BY STATEMENT B-10 AND THE AMENDMENTS THERETO, ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS (MIPA).

C) COMPARABILITY - THE FIGURES SHOWN IN THE CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO ARE STATED CONSISTENTLY IN MEXICAN PESOS AT THE PURCHASING POWER OF DECEMBER 31, 2003, BY APPLYING FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI).

D) TRANSLATION OF THE FINANCIAL INFORMATION OF SUBSIDIARIES LOCATED ABROAD - TRANSLATION OF THE FINANCIAL INFORMATION OF THE SUBSIDIARIES ABROAD TO MEXICAN PESOS, REQUIRED FOR CONSOLIDATION, WAS CONDUCTED IN ACCORDANCE WITH THE GUIDELINES OF STATEMENT B-15 "TRANSACTIONS IN FOREIGN CURRENCY AND TRANSLATION OF THE FINANCIAL STATEMENTS OF OPERATIONS ABROAD", ISSUED BY MIPA, THROUGH THE METHOD OF INTEGRATED FOREIGN OPERATIONS. THE FREE-PURCHASE EXCHANGE RATE OF $11.17 PER US DOLLAR ($10.25 IN 2002), WAS USED IN TRANSLATING MONETARY ITEMS; NON-MONETARY ITEMS AND THE INCOME STATEMENT WERE TRANSLATED INTO MEXICAN PESOS AT THE EXCHANGE RATES PREVAILING ON THE DATES ON WHICH THE TRANSACTIONS THAT ORIGINATED THEM WERE CARRIED OUT. THE EFFECTS DERIVED FROM THIS TRANSLATION ARE SHOWN IN THE COMPREHENSIVE FINANCING RESULT.

E) MARKETABLE SECURITIES - THE MARKET SECURITIES THAT CORRESPOND TO THE FINANCIAL SECURITIES RELATED TO THE BUSINESS PURPOSE AND FINANCIAL SECURITIES AVAILABLE FOR SALE, ARE VALUED AT THEIR FAIR VALUE WHICH IS SIMILAR TO THEIR MARKET VALUE. THE FAIR VALUE IS THE AMOUNT OF MONEY USED TO CHANGE A FINANCIAL ASSET TO LIQUIDATE A FINANCIAL LIABILITY AMONG INTERESTED AND WILLING PARTIES, IN A FREE MARKET TRANSACTION.

F) INVENTORIES - THESE ITEMS ARE VALUED BY THE LAST-IN, FIRST-OUT METHOD, AND ARE RESTATED USING THE REPLACEMENT OR MANUFACTURING COSTS METHOD. SUCH RESTATEMENT DOES NOT EXCEED MARKET VALUE.

G) COST OF SALES - RESTATEMENT OF THIS ACCOUNT WAS CARRIED OUT BASED ON THE RESTATED VALUE OF INVENTORIES.

H) INVESTMENTS IN SHARES OF ASSOCIATES AND NON-CONSOLIDATED SUBSIDIARIES - PERMANENT INVESTMENTS IN SHARES ARE RECORDED AT ACQUISITION COST AND ARE VALUED BY APPLYING THE EQUITY METHOD. THE PARTICIPATION IN THE PROFITS OF ASSOCIATED COMPANIES WHICH MANUFACTURE ITEMS NECCESARY FOR THE PRODUCTION OF BEER, IS SHOWN IN THE INCOME STATEMENT REDUCING THE COST OF SALES.

I) PROPERTY, PLANT AND EQUIPMENT - THESE ITEMS ARE RECORDED AT ACQUISITION

COST, AND ARE RESTATED BY APPLYING INFLATION FACTORS DERIVED FROM THE NCPI, TO THE NET REPLACEMENT VALUE DETERMINED BY INDEPENDENT EXPERT APPRAISERS AT DECEMBER 31, 1996, AND IN ACCORDANCE WITH THEIR ACQUISITION DATE, IN THE CASE OF PURCHASES SUBSEQUENT TO THAT DATE.

J) CONSTRUCTION IN PROGRESS AND ADVANCES TO SUPPLIERS - THESE ITEMS ARE RECORDED AT THE VALUE AT WHICH THE EXPENDITURES ARE MADE, AND ARE RESTATED THOUGH THE APPLICATION OF INFLATION FACTORS DERIVED FROM THE NCPI, ACCORDING TO THE AGE OF THE EXPENDITURE.

K) DEPRECIATION - THIS ITEM WAS CALCULATED BASED ON THE RESTATED VALUES OF PROPERTY, PLANT AND EQUIPMENT, TAKING AS A BASE, THE PROBABLE USEFUL LIFE AS DETERMINED BY INDEPENDENT APPRAISERS; AS FOR THE 1997 ACQUISITION, THE USEFUL LIVES ARE DETERMINED BY THE TECHNICAL DEPARTMENT OF THE GROUP.

L) GOODWILL AND UNAMORTIZED EXPENSES - GOODWILL IS DETERMINED BY COMPARING THE PURCHASE VALUE OF PERMANENT INVESTMENTS IN SHARES AND THE BOOK VALUE OF THOSE SHARES, AND INSTALLATION AND ORGANIZATION EXPENSES ARE RECORDED AT THEIR ACQUISITION COST. THESE ITEMS ARE RESTATED, APPLYING FACTORS DERIVED FROM THE NCPI, AS PER THE AGING OF EXPENDITURES. LICENSES AND PERMITS ARE RECORDED AT THEIR ACQUISITION COST, WHICH, AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS, IS SIMILAR TO THEIR MARKET VALUE.

M) AMORTIZATION - THE ORIGINAL AMOUNT AND RESTATEMENT OF INSTALLATION AND ORGANIZATION EXPENSES ARE AMORTIZED BY THE STRAIGHT-LINE METHOD ON THE FINAL BALANCE OF EACH PERIOD. THE RATE USED FOR ACCOUNTING PURPOSES IS 10%, EXCEPT GOODWILL, WHICH IS AMORTIZED IN THE PERIOD IN WHICH GRUPO ESTIMATES THE INVESTMENT WILL BE RECOVERED. THE PRACTICE OF AMORTIZING INVESTMENTS IN LICENSES AND PERMITS BY THE STRAIGHT-LINE METHOD ON THE FINAL BALANCE OF THE PERIOD, AT THE RATE OF 5% WAS ESTABLISHED IN 2003. ADOPTION OF THIS POLICY GAVE RISE TO A CHARGE TO INCOME OF APPROXIMATELY $28,435.

N) FOREIGN CURRENCIES - THE ASSETS AND LIABILITIES THAT REPRESENT RIGHTS AND OBLIGATIONS RECEIVABLE OR PAYABLE IN FOREIGN CURRENCY, ARE TRANSLATED TO MEXICAN PESOS AT THE EXCHANGE RATE IN EFFECT ON THE TRANSACTION DATE (SEE NOTE 12). BALANCES AT PERIOD-END ARE VALUED AT THE RATE OF EXCHANGE IN EFFECT AT PERIOD-END, AND THE RESULTING DIFFERENCES ARE RECORDED DIRECTLY IN THE INCOME STATEMENT, FORMING PART OF THE COMPREHENSIVE FINANCING RESULT.

O) LABOR OBLIGATIONS UPON RETIREMENT - LABOR OBLIGATIONS FOR PROJECTED BENEFITS, AS WELL AS UNAMORTIZED ITEMS, AND THE NET COST FOR THE PERIOD, WITH REGARDS TO SENIORITY PREMIUMS AND PENSION PLANS, ARE DETERMINED UNDER THE UNITARY COST METHOD, BY INDEPENDENT ACTUARIES, AND ARE RECORDED IN ACCORDANCE WITH THE GUIDELINES ESTABLISHED IN STATEMENT D-3, "LABOR OBLIGATIONS", ISSUED BY THE MIPA. CONTRIBUTIONS TO THE TRUSTS THAT HANDLE THE PLAN ASSETS, ARE DETERMINED ON THE SAME BASIS AS IN PRIOR YEARS AND CORRESPOND TO THE PENSION PLANS APPROVED BY THE MEXICAN TAX AUTHORITIES.

P) SEVERANCE PAY - THESE PAYMENTS ARE CHARGED TO THE INCOME STATEMENT IN THE YEAR IN WHICH THEY ARE MADE.

Q) DEFERRED INCOME TAX AND EMPLOYEES' PROFIT SHARING - IN RECOGNIZING DEFERRED INCOME TAX, THE GROUP USE THE METHOD OF COMPREHENSIVE ASSETS AND LIABILITIES, WHICH CONSISTS OF DETERMINING THE AFORE MENTIONED TAX BY APPLYING THE INCOME

TAX RATE CORRESPONDING TO TEMPORARY DIFFERENCES BETWEEN THE ACCOUNTING AND FISCAL VALUES OF ASSETS AND LIABILITIES AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS. AS FOR EMPLOYEES' STATUTORY PROFIT SHARING, THERE ARE NO TEMPORARY DIFFERENCES BETWEEN THE BOOK RESULT AND THE TAX BASE APPLICABLE IN THE DETERMINATION OF EMPLOYEES' STATUTORY PROFIT SHARING, WHICH COULD GIVE RISE TO A SIGNIFICANT DEFERRED ASSET OR LIABILITY.

R) RESTATEMENT OF STOCKHOLDERS' EQUITY - THIS ACCOUNT IS RESTATED BY APPLYING INFLATION FACTORS DERIVED FROM THE NCPI, ACCORDING TO THEIR AGE OR CONTRIBUTION DATE. THE EFFECTS OF THAT RESTATEMENT ARE PRESENTED IN THE FINANCIAL STATEMENTS, IN EACH OF THE ACCOUNTS THAT GAVE RISE TO THEM.

S) INSUFFICIENCY IN THE RESTATEMENT OF STOCKHOLDERS' EQUITY - THE BALANCE OF THIS ACCOUNT IS REPRESENTED BY THE ALGEBRAIC SUM OF THE ITEMS "RESULT FROM HOLDING NON-MONETARY ASSETS" AND "ACCUMULATED EQUITY MONETARY RESULT" WHICH ARE DESCRIBED BELOW:

RESULT FROM HOLDING NON-MONETARY ASSETS - THIS ITEM REPRESENTS THE CHANGE IN THE VALUE OF NON-MONETARY ASSETS DUE TO CAUSES OTHER THAN INFLATION. IT IS DETERMINED ONLY WHEN THE SPECIFIC COST METHOD IS USED, SINCE THESE COSTS ARE COMPARED WITH RESTATEMENTS DETERMINED THROUGH THE NCPI. IF THE SPECIFIC COSTS ARE HIGHER THAN THE INDEXES, THERE WILL BE A GAIN FROM SAID HOLDING; OTHERWISE, A LOSS WILL OCCUR. THE RESULT FROM HOLDING NON-MONETARY ASSETS GENERATED AT 1996, DUE TO THE RESTATEMENT OF FIXED ASSETS, IS RESTATED IN THE SAME MANNER AS THE OTHER STOCKHOLDERS' EQUITY ACCOUNTS.

ACCUMULATED EQUITY MONETARY RESULT - THIS ITEM IS THE RESULT ORIGINATED IN THE INITIAL RESTATEMENT OF THE FINANCIAL STATEMENT FIGURES.

T) RESULT FROM MONETARY POSITION - THIS ACCOUNT REPRESENTS THE EFFECT OF INFLATION ON MONETARY ASSETS AND LIABILITIES, EVEN THOUGH THEY CONTINUE TO HAVE THE SAME NOMINAL VALUE. WHEN MONETARY ASSETS EXCEED MONETARY LIABILITIES, A MONETARY POSITION LOSS IS GENERATED, GIVEN THAT WHEN USE IS MADE OF THEM, AN AMOUNT EQUAL TO THE NOMINAL VALUE WILL BE AT THE GROUP'S DISPOSAL, BUT WITH A LOWER PURCHASING POWER. WHEN LIABILITIES ARE GREATER, A GAIN WILL BE OBTAINED, SINCE THEY ARE SETTLED WITH MONEY OF LOWER PURCHASING POWER. THOSE EFFECTS ARE CHARGED OR CREDITED TO INCOME, FORMING PART OF THE COMPREHENSIVE FINANCING RESULT.

U) COMPREHENSIVE INCOME STATEMENT B-4 "COMPREHENSIVE INCOME" REQUIRES THAT THOSE ITEMS MAKING UP CAPITAL GAINED DURING THE PERIOD BE SHOWN IN THE STATEMENT OF STOCKHOLDERS' EQUITY, UNDER THE ITEM OF COMPREHENSIVE INCOME.

V) EARNINGS PER SHARE - EARNINGS PER SHARE ATTRIBUTABLE TO THE MAJORITY INTEREST WERE CALCULATED CONSIDERING THE AVERAGE OF COMMON OUTSTANDING SHARES.

3. ACCOUNTS AND NOTES RECEIVABLE:

THE BALANCE OF THIS ACCOUNT IS MADE UP AS FOLLOWS:

ITEM	2003	2002
TRADE ACCOUNTS RECEIVABLE	$1,648,034	$1,175,047

FINANCIAL STATEMENT NOTES (1)

SUNDRY DEBTORS	92,488	96,677
SELLERS	64,319	53,860
	1,804,841	1,325,584
LESS- ALLOWANCE FOR DOUBTFUL ACCOUNTS	(295,568)	(281,928)
	1,509,273	1,043,656
RECOVERABLE VALUE ADDED TAX	125,360	27,264
OFFICERS AND EMPLOYEES	27,654	18,775
NON-CONSOLIDATED RELATED COMPANIES (SEE NOTE 11)	27,081	196,424
	1,689,368	1,286,119
LESS - SHORT-TERM ACCOUNTS AND NOTES RECEIVABLE	(1,544,811)	(1,141,676)
LONG- TERM ACCOUNTS AND NOTES RECEIVABLE	$ 144,557	$ 144,443

4. INVENTORIES:

THE BALANCE OF THIS ACCOUNT IS MADE UP AS FOLLOWS:

ITEM	2003	2002
CONTAINERS AND PACKAGING	$1,795,167	$1,934,965
RAW MATERIALS	1,155,438	996,197
FINISHED GOODS AND WORK IN PROCESS	927,291	1,124,111
SPARE PARTS AND ACCESSORIES	562,043	545,884
MERCHANDISE IN TRANSIT AND ADVANCES TO SUPPLIERS	456,271	426,352
ADVERTISING ARTICLES	109,621	119,404
	5,005,831	5,146,913
LESS- ALLOWANCE FOR SLOW-MOVING INVENTORIES	(187,231)	(81,630)
	$4,818,600	$5,065,283

5. INVESTMENT IN SHARES OF ASSOCIATES AND NON-CONSOLIDATED SUBSIDIARIES:

A) THE BALANCE OF THIS ACCOUNT IS MADE UP AS FOLLOWS:

COMPANIES	PERCENTAGE OF SHARES COMPOSING THE CAPITAL STOCK	2003	2002
DIRECCIÓN DE FÁBRICAS, S. A. DE C. V.(HOLDING			

COMPANY OF GLASS CONTAINER MANUFACTURING COMPANIES)	41	$2,380,398	$2,140,193
GONDI, S. A. DE C. V.	7	190,238	197,803
EXTRACTOS Y MALTAS, S. A. DE C. V.	26	106,928	105,991
FOREIGN INVESTMENTS (1)	40-81	115,367	104,332
	=====	----------	----------
		2,792,931	2,548,319
OTHERS		47,215	36,589
		----------	----------
		2,840,146	2,584,908
LESS - ALLOWANCE FOR IMPAIRMENT		(72,038)	(73,762)
		----------	----------
		$2,768,108	$2,511,146
		=========	=========

(1) THE FIGURES SHOWS IN THE CONSOLIDATED FINANCIAL STATEMENTS DO NOT INCLUDE THE FINANCIAL POSITION OF SEEGER INDUSTRIAL, S.A., AN INVESTMENT GROUPED IN THE INVESTMENTS ABROAD CAPTION, AS THE ACCOUNTING POLICIES FOLLOWED BY THIS SUBSIDIARY DIFFER FROM THOSE OF THE OTHER COMPANIES COMPRISING GRUPO. THE INVESTMENT IN THIS SUBSIDIARY REPRESENTS LESS THAN 0.03% (0.04% IN 2002) OF CONSOLIDATED ASSETS.

B) THE AMOUNT OF THE INVESTMENT IN SHARES OF ASSOCIATES AND NON-CONSOLIDATED SUBSIDIARIES, INCLUDES THE SHAREHOLDING IN THE RESULTS OF THOSE ENTITIES AMOUNTING TO $342,023 PROFIT ($396,508 IN 2002).

6. PROPERTY, PLANT AND EQUIPMENT - NET:

A) THE BALANCE OF THIS ACCOUNT IS MADE UP AS FOLLOWS:

	2003			2002
ITEM	NET HISTORICAL COST	NET RESTATEMENT	NET TOTAL VALUE	NET TOTAL VALUE
LAND	$ 1,157,309	$ 2,848,868	$ 4,006,177	$ 3,933,097
MACHINERY AND EQUIPMENT	8,142,054	6,683,780	14,825,834	14,879,815
TRANSPORTATION EQUIPMENT	1,775,679	616,322	2,392,001	2,562,234
BUILDINGS AND OTHER STRUCTURES	4,120,097	5,726,285	9,846,382	9,816,646
COMPUTER EQUIPMENT	239,925	20,145	260,070	251,565
FURNITURE AND OTHER EQUIPMENT	367,857	118,479	486,336	382,850
ANTIPOLLUTION EQUIPMENT	434,841	231,375	666,216	705,276
CONSTRUCTION IN PROGRESS AND ADVANCES				

TO SUPPLIERS	5,241,765	413,052	5,654,817	4,567,416
	$21,479,527	$16,658,306	$38,137,833	$37,098,899

DEPRECIATION FOR THE PERIOD AMOUNTED TO $1,857,425 ($1,805,671 IN 2002).

B) GROUP'S MANAGEMENT ESTIMATES THAT COMPLETION OF WORKS IN PROCESS AND ADVANCES TO SUPPLIERS WILL REQUIRE AN ADDITIONAL INVESTMENT OF APPROXIMATELY $4,700,830 ($3,859,822 IN 2002), TO BE APPLIED IN THE CONSTRUCTION OF WAREHOUSES, OFFICES AND THE ACQUISITION AND INSTALLATION OF NEW PRODUCTION LINES AND THE EXPANSION OF FACTORY PRODUCTION CAPACITY. THIS WORK IS TO BE COMPLETED IN 2004 AND 2005.

7. CONTINGENCIES AND COMMITMENTS:

A) THE GROUP HAS A PENSION AND SENIORITY PREMIUM PLAN TO COVER OBLIGATIONS ESTABLISHED BY ITS LABOR CONTRACTS AND THE MEXICAN FEDERAL LABOR LAW. THESE COMPENSATIONS ARE CLAIMED ONLY AFTER HAVING WORKED A CERTAIN NUMBER OF YEARS.

AS OF THE DATE OF THE FINANCIAL STATEMENTS THE AMOUNT OF THE ACCRUED LIABILITY FOR LABOR OBLIGATIONS UPON RETIREMENT OF THE PERSONNEL IS ANALYZED AS FOLLOWS:

DESCRIPTION	2003	2002
OBLIGATIONS FOR CURRENT BENEFITS	$ 4,343,067	$ 3,770,391
ADDITIONAL AMOUNT FOR PROJECTED BENEFITS	364,228	359,671
OBLIGATIONS FOR PROJECTED BENEFITS	4,707,295	4,130,062
PLAN ASSETS (TRUST FUND)	(3,336,003)	(2,976,936)
	1,371,292	1,153,126
ITEMS TO BE AMORTIZED OVER A PERIOD OF 17 TO 23 YEARS:		
FOR ADJUSTMENTS TO VARIANCES	(1,525,947)	(1,691,559)
FOR PAST SERVICES	(501,543)	(35,537)
PROJECTED NET ASSETS	(656,198)	(573,970)
ADDITIONAL LIABILITY MADE OF:		
INTANGIBLE ASSETS	511,493	506,460
ADJUSTMENT TO CAPITAL	989,978	716,879
ACCRUED LIABILITY	$ 845,273	$ 649,369

THE INTANGIBLE ASSETS AND THE ADJUSTMENT TO CAPITAL ARE CREATED FOR THOSE SUBSIDIARIES IN WHICH THE TRUST FUNDS AND THE NET CURRENT LIABILITY ARE LESS THAN THE OBLIGATIONS FOR CURRENT BENEFITS.

CONTRIBUTIONS TO THE TRUSTS THAT MANAGE THE PLAN ASSETS IN THE PERIOD AMOUNTED

TO $361,227 ($446,278 IN 2002). PAYMENTS MADE BY THE TRUSTS TO BENEFICIARIES AMOUNTED TO $145,739 ($117,219 IN 2002).

THE NET COST FOR THE PERIOD AMOUNTED TO $279,201 ($270,665 IN 2002) AND WAS DETERMINED IN THE SAME MANNER AS PROJECTED BENEFIT OBLIGATIONS, AT AN ESTIMATED REAL RATE OF RETURN OF 5%, AND ON AN AVERAGE INCREASE IN SALARIES OF 1.5% IN BOTH PERIODS.

THE TAX PROVISIONS RELATED TO PENSION PLAN AND RETIREMENT FUNDS STIPULATE THAT INVESTMENTS IN SECURITIES ISSUED BY THE COMPANY ITSELF OR BY RELATED PARTIES MUST NOT EXCEED 10% OF THE OVERALL RESERVE FOR THESE FUNDS, PROVIDED THE SECURITIES IN QUESTION ARE APPROVED BY THE NATIONAL BANKING AND SECURITIES COMMISSION. SHOULD THIS PERCENTAGE EXCEED THE LIMIT, THERE IS A TERM EXPIRING DECEMBER 31, 2006 TO ADJUST THE PERCENTAGE IN COMPLIANCE WITH THE AFOREMENTIONED 10% LIMIT.

B) THERE IS AN UNMEASURED LIABILITY FOR THE SEVERANCE PAYMENTS THAT WOULD HAVE TO BE PAID TO PERSONNEL, IN THE CASES PROVIDED FOR IN THE MEXICAN FEDERAL LABOR LAW AND THE COLLECTIVE LABOR CONTRACT. DURING THE PERIOD SEVERANCE PAYMENTS HAVE BEEN MADE FOR $142,712 ($123,186 IN 2002).

C) THERE ARE LAWSUITS FILED BEFORE THE AUTHORITIES FOR DIFFERENT REASONS. IN THE OPINION OF THE GROUP'S OFFICERS AND LAWYERS, THESE MATTERS WILL BE RESOLVED FAVORABLY. IN ANY CASE, THE RESULT OF THE LAWSUITS WILL NOT SUBSTANTIALLY AFFECT THE FINANCIAL SITUATION OR THE RESULTS OF ITS OPERATIONS.

D) AT THE CLOSING OF THE PERIOD, THERE ARE COMMITMENTS FOR THE PURCHASE OF INVENTORIES, MACHINERY AND EQUIPMENT IN THE AMOUNT OF APPROXIMATELY USD 106,020 MILLION (USD 114,168 MILLION IN 2002).

E) IN 2000 AND 2001, STRAIGHT-LEASING AGREEMENTS WERE SIGNED FOR AIR TRANSPORTATION EQUIPMENT, ESTABLISHING MANDATORY TERMS OF 10 AND 7 YEARS AND MONTHLY RENT OF USD 170,000 AND USD 24,000, RESPECTIVELY.

8. COMMON STOCK:

AS OF DECEMBER 31, 2003 AND 2002, COMMON STOCK IS COMPRISED OF 3,251,759,632 SHARES, WITH NO PAR VALUE, DIVIDED AS FOLLOWS:

DESCRIPTION	AMOUNT
FIXED CAPITAL:	
SERIES A CLASS I SHARES - WITHOUT WITHDRAWAL RIGHTS, REPRESENTED BY 1,459,389,728 FULLY SUBSCRIBED AND PAID-IN COMMON VOTING SHARES; THESE SHARES MUST ALWAYS REPRESENT 56.10% OF THE TOTAL SHARES OF THE COMMON STOCK WITH VOTING RIGHTS; AND MAY BE ACQUIRED DIRECTLY OR INDIRECTLY ONLY BY MEXICAN INDIVIDUALS OR CORPORATIONS (HISTORICAL VALUE)	$ 785,996
VARIABLE CAPITAL:	

SERIES B CLASS II SHARES - REPRESENTED BY 1,142,017,984 FULLY SUBSCRIBED AND PAID-IN COMMON VOTING SHARES, WHICH IN NO CASE MAY REPRESENT MORE THAN 43.90% OF THE TOTAL VOTING SHARES OF THE COMMON STOCK, AND WILL BE SUBJECT TO NO SUBSCRIPTION LIMITATIONS (HISTORICAL VALUE)	1,085,855
SERIES C CLASS II SHARES - REPRESENTED BY 650,351,920 FULLY SUBSCRIBED AND PAID-IN NONVOTING SHARES; WHICH IN NO CASE MAY REPRESENT MORE THAN 20% OF THE COMMON STOCK (HISTORICAL VALUE)	967,801
	2,839,652
EFFECT OF RESTATEMENT	11,115,919
	$13,955,571

B) COMPOSITION OF UPDATING OF SOME SHAREHOLDERS' EQUITY ACCOUNTS:

ITEM	FIGURES HISTORIC	EFFECTS OF UPDATING	FIGURES UPDATED
CAPITAL	2,839,652	11,115,919	13,955,571
SHARE PREMIUM	193,388	736,022	929,410
ACCUMULATED PROFITS:			
LEGAL RESERVE	1,065,782	434,368	1,500,150
RESERVE FOR ACQUISITION OF OWN SHARES	150,000	437,047	587,047
TO BE APPLIED	15,427,507	8,545,566	23,973,073
PROFIT FOR THE PERIOD	4,715,184	101,638	6,816,822
TOTAL	24,391,513	21,370,560	45,762,073

9. COMPREHENSIVE INCOME:

GRUPO'S COMPREHENSIVE INCOME FOR THE YEAR IS MADE UP AS FOLLOWS:

DESCRIPTION	2003	2002
PROFIT FOR THE YEAR	$6,334,876	$5,871,542
ADJUSTMENT TO CAPITAL FOR LABOR OBLIGATIONS UPON RETIREMENT	(273,658)	65,561
RESULT FROM HOLDING NON-MONETARY ASSETS	(146,876)	(173,391)
COMPREHENSIVE INCOME	$5,914,342	$5,763,712

========== ==========

10. INCOME TAX, ASSET TAX, EMPLOYEES' PROFIT SHARING AND RESTRICTIONS ON PROFITS:

A) THE INCOME TAX AND ASSET TAX PROVISION AS OF DECEMBER 31 IS MADE UP AS FOLLOWS:

ITEM:	2003	2002
INCOME TAX INCURRED	$4,132,912	$3,587,433
ASSET TAX	21,283	20,763
DEFERRED INCOME TAX	102,213	(700,558)
	$4,256,408	$2,907,638

B) AS A RESULT OF THE CHANGES IN THE INCOME TAX LAW APPROVED ON JANUARY 1, 2002, THE 34% INCOME TAX RATE (35% IN 2002) WILL BE REDUCED ANNUALLY AS FROM 2003 UNTIL IT REACHES THE NOMINAL RATE OF 32% IN 2005. IN 2002, THE EFFECT OF THIS GRADUAL REDUCTION IN THE INCOME TAX RATE GENERATED AN INCREASE IN STOCKHOLDERS' EQUITY AND A DECREASE IN DEFERRED INCOME TAX LIABILITY OF APPROXIMATELY $613,461.

C) DEFERRED TAXES - THE MAIN TEMPORARY ITEMS GIVING RISE TO THE DEFERRED TAX LIABILITY AT THE DATE OF THESE CONSOLIDATED FINANCIAL STATEMENTS ARE ANALYZED AS FOLLOWS:

ITEM:	2003	2002
FIXED ASSETS AND OTHER ASSETS	$5,462,486	$5,494,476
INVENTORIES	1,316,742	1,330,732
LABOR OBLIGATIONS UPON RETIREMENT	210,001	173,258
TRADE ACCOUNTS RECEIVABLE	(163,039)	(139,510)
LIABILITY PROVISIONS	(40,714)	(41,747)
SUBTOTAL	6,785,476	6,817,209
TAX CREDITS CORRESPONDING TO:		
TAX LOSSES	(19,395)	(131,926)
ASSET TAX RECOVERABLE	(98,962)	(100,085)
TOTAL DEFERRED TAX LIABILITY	$6,667,119	$6,585,198

D) AT THE DATE OF THE CONSOLIDATED BALANCE SHEET, THERE ARE TAX LOSSES THAT WILL AFFECT THE CONSOLIDATED TAX RESULT BY $47,768 ($31,496 IN 2002), THAT CAN BE AMORTIZED AGAINST FUTURE TAX PROFITS, AFTER RESTATEMENT. IN THIS YEAR, PRIOR YEARS' TAX LOSSES IN THE AMOUNT OF $11,176 ($13,104 IN 2002) AT HISTORICAL VALUES, HAVE BEEN AMORTIZED.

E) ASSET TAX IS CALCULATED BY APPLYING THE RATE OF 1.8% OVER THE NET AMOUNT OF CERTAIN ASSETS AND LIABILITIES AND IS PAID ONLY WHEN ASSET TAX EXCEEDS INCOME TAX OF THE YEAR.

F) EMPLOYEE'S PROFIT SHARING IS CALCULATED BY APPLYING THE RATE OF 10% OVER THE AMOUNT DETERMINED IN ACCORDANCE WITH THE SPECIAL RULES SET FORTH IN THE INCOME TAX LAW.

G) AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS, THERE IS ASSET TAX IN THE AMOUNT OF $181,819 ($163,649 IN 2002) AT HISTORICAL VALUE. FOR WHICH A REFUND CAN BE REQUESTED IN THE FOLLOWING TEN YEARS, AFTER RESTATEMENT, PROVIDED INCOME TAX EXCEEDS ASSET TAX IN ANY OF THOSE PERIODS.

- CERTAIN COMPANIES INCURRED NO INCOME TAX, AND THEREFORE, THE ASSET TAX FOR THE YEAR IS CONSIDERED AS AN ACCOUNT RECEIVABLE FOR THOSE COMPANIES WHEN THERE IS CERTAINTY THAT SAID AMOUNT CAN BE CREDITED AGAINST INCOME TAX IN FUTURE PERIODS; THIS IS SHOWN IN THE BALANCE SHEET, TOGETHER WITH DEFERRED TAX, AS PROVIDED FOR IN STATEMENT D-4,. THE ACCRUED EFFECT AT THE DATE OF THE FINANCIAL STATEMENTS AMOUNTS TO $98,962 ($100,085 IN 2002).

- ASSET TAX INCURRED BY THE CONTROLLED COMPANIES, WHERE THERE IS NO CERTAINTY THAT THE TAX CAN BE RECOVERED AND IT EXCEEDS INCOME TAX, WAS CHARGED DIRECTLY TO RESULTS FOR THE PERIOD, AND AMOUNTED TO $20,830 AT A HISTORICAL VALUES ($19,282 IN 2002).

H) GRUPO MODELO S.A. DE C.V., TOGETHER WITH ITS DIRECT AND INDIRECT SUBSIDIARIES, IS AUTHORIZED TO DETERMINE IT AS PER THE TAX CONSOLIDATION REGIME, AS SPECIFIED IN THE INCOME TAX LAW. THE MAIN POINS OF THE CONSOLIDATED TAX RESULT ARE AS FOLLOWS:

- THE CONSOLIDATION PERCENTAGE OF SHAREHOLDING IN SUBSIDIARIES IS DETERMINED BY MULTIPLYING THE REAL PARTICIPATION OF THE CONTROLLING COMPANY IN THE CONTROLLED COMPANIES BY A FACTOR OF 0.60. CONTROLLED COMPANIES' UNAMORTIZED PRIOR YEARS' TAX LOSSES INCLUDED IN THE DETERMINATION OF THE CONSOLIDATED TAX RESULT, AND WHICH ARE TO BE AMORTIZED AGAINST TAX PROFITS GENERATED IN THE PERIOD, ARE CONSIDERED AT THE SHAREHOLDING PERCENTAGE.

- IN DETERMINING THE CONSOLIDATED TAX RESULT, THE CONTROLLING COMPANY'S TAX PROFIT MUST BE INCLUDED, MULTIPLIED BY A FACTOR OF 0.60.

- THOSE COMPANIES IN WHICH THE DIRECT OR INDIRECT PARTICIPATION THROUGH ANOTHER CONTROLLED COMPANY DOES NOT EXCEED 50%, MUST NOT BE INCLUDED IN THE CONSOLIDATION PROCESS.

- TAX LOSSES OF THE CONTROLLING OR CONTROLLED COMPANIES ARISING ON AN INDIVIDUAL BASIS MAY NOT BE AMORTIZED UNDER CURRENT TAX DISPOSITIONS, BUT MUST BE ADDED TO THE CONSOLIDATED PROFIT OR SUBTRACTED FROM THE CONSOLIDATED TAX LOSSES OF THE PERIOD IN WHICH THE RIGHT IS LOST.

I) IN THE EVENT OF CAPITAL DISTRIBUTION (IN CASH OR ASSETS), RETAINED EARNINGS ARE SUBJECT TO INCOME TAX PAYABLE BY THE COMPANY WHICH IS CONSIDERED TO BE A FINAL PAYMENT, ON THE BASIS OF THE FOLLOWING:

- DIVIDENDS PAID OUT FROM THE NET TAX INCOME ACCOUNT (CUFIN) ARE NOT SUBJECT TO INCOME TAX. ANY AMOUNT PAID IN EXCESS IS SUBJECT TO 33% INCOME TAX IN 2003 ON THE RESULT OF MULTIPLYING THE DIVIDEND PAID BY THE FACTOR OF 1.5152. THE CORRESPONDING TAX IS PAYABLE BY THE COMPANY, AND MAY BE CREDITED AGAINST THE

COMPANY'S INCOME TAX DETERMINED IN THE CURRENT YEAR OR OVER THE FOLLOWING TWO YEARS. DIVIDENDS PAID ARE NOT SUBJECT TO ANY WITHHOLDING TAX.

- DIVIDENDS ARISING FROM THE NET REINVESTED TAX INCOME ACCOUNT (CUFINRE) ARE SUBJECT TO A 5% INCOME TAX RATE. THE RATE IS 3% FOR NET REINVESTED TAX PROFIT GENERATED IN 1999.

- IN 1999, THE INCOME TAX RATE WAS CHANGED, WITH THE GENERAL RATE ESTABLISHED AT 35%, IMPLEMENTING A DEFERRAL PROGRAM FOR PROFIT REINVESTMENT, AND APPLYING THE 30% RATE TO REINVESTED TAX PROFITS. THE REMAINING 5% TAX BECOMES PAYABLE IN THE PERIOD IN WHICH SAID REINVESTED TAX PROFITS ARE DECREED AS DIVIDENDS. THE APPLICABLE RATE FOR PROFITS REINVESTED IN 1999 WAS 32%; THEREFORE, DIVIDENDS PAID OUT FROM THE REINVESTED AFTER TAX EARNINGS ACCOUNT (CUFINRE) SET UP IN 1999 ARE SUBJECT TO 3% TAX. THIS PROCEDURE REMAINED IN EFFECT UP TO 2001, AND THIS TAX DEFFERAL WILL NOT BE APPLIED UNTIL DIVIDENDS ARE PAID IN FUTURE YEARS.

- IN THIS PERIOD DIVIDENDS IN THE AMOUNT OF $1,759,852 ($1,078,283 IN 2002) AT HISTORICAL VALUES, HAVE BEEN DECREED; AND PAID OUT FROM THE CUFINRE, WHICH WERE SUBJECT TO $134,913 INCOME TAX ($73,695 IN 2002); A PROVISION WAS SET UP FOR THAT AMOUNT IN THE PRIOR PERIODS.

- AS OF THE DATE OF THE FINANCIAL STATEMENTS, THE BALANCES OF THE NET TAX INCOME ACCOUNT ARE AS FOLLOWS:

ITEM	2003	2002
CUFIN	$14,806,609	$11,044,501
CUFINRE	$ 2,445,520	$ 4,034,766

J) IN THE EVENT OF A CAPITAL REDUCTION, THE EXCESS OF STOCKHOLDERS' EQUITY OVER CAPITAL CONTRIBUTIONS, THE LATTER RESTATED IN ACCORDANCE WITH THE PROCEDURES ESTABLISHED IN THE INCOME TAX LAW (ITL), IS ACCORDED THE SAME TAX TREATMENT AS DIVIDENDS.

K) THE NET PROFIT FOR THE PERIOD IS SUBJECT TO THE AGREEMENTS REACHED BY THE STOCKHOLDERS', AS WELL AS TO THE PROVISIONS OF THE GENERAL CORPORATIONS LAW.

11. TRANSACTIONS WITH NON-CONSOLIDATED RELATED COMPANIES:

THE MAIN TRANSACTIONS ENTERED INTO WITH NON-CONSOLIDATED RELATED COMPANIES ARE ANALYZED AS FOLLOWS:

DESCRIPTION	2003	2002
PURCHASES OF:		
CONTAINERS AND PACKAGING	$4,355,102	$3,890,327
RAW MATERIALS	345,009	369,961
MACHINERY	142,851	99,014
	$4,842,962	$4,359,302

SALES OF:		
RECYCLABLE MATERIALS	$ 132,869	$ 166,305
MACHINERY AND MAINTENANCE SERVICES	8,578	55,427
FREIGHT COLLECTED	3,638	4,653
SERVICES COLLECTED	324	1,955
	$ 145,409	$ 228,340

12. FOREIGN-CURRENCY POSITION AND TRANSACTIONS:

A) AS OF THE BALANCE-SHEET DATE, THE GROUP HAS THE FOLLOWING POSITION IN THOUSANDS OF U.S. DOLLARS:

DESCRIPTION	2003	2002
ASSETS	104,919	68,421
LIABILITIES	25,119	23,889

B) THESE CURRENCIES ARE VALUED AT THE FOLLOWING EXCHANGE RATES:

	ASSETS	LIABILITIES
AT THE FREE-MARKET EXCHANGE RATE OF $11.167 PESOS FOR ASSETS AND $11.2437 PESOS FOR LIABILITIES PER U.S. DOLLAR	$1,171,639	$ 282,433

C) AT THE END OF THE PERIOD, THERE WERE INVENTORIES AMOUNTING TO FOURTY SIX MILLION FOUR HUNDRED AND THIRTY TWO THOUSAND U.S. DOLLARS (FIFTY MILLION, NINETY EIGHT THOUSAND U.S. DOLLARS IN 2002), WHICH, FOR THE MOST PART CAN ONLY BE ACQUIRED ABROAD.

D) DURING THE YEAR, THE FOLLOWING OPERATIONS WERE CARRIED OUT IN THOUSANDS OF U.S. DOLLARS:

DESCRIPTION	2003	2002
EXPORTATION OF FINISHED GOODS	974,753	899,986
COLLECTION OF ROYALTIES	127,960	120,474
EXPORTATION OF PACKAGING AND OTHER MATERIALS	12,997	15,329
	1,115,710	1,035,789
PURCHASE OF INVENTORIES	127,009	154,085
FREIGHT, ADVERTISING, TAXES AND DUTIES, AND OTHER ITEMS	165,665	129,805
PURCHASE OF MACHINERY AND PAYMENT OF OTHER SERVICES	74,216	77,797
PURCHASE OF SPARE PARTS	20,921	13,699

	387,811	375,386
NET	727,899	660,403

E) THE FREE-MARKET EXCHANGE RATE OF THE MEXICAN PESOS AT THE DATE OF ISSUANCE OF THE FINANCIAL STATEMENTS IS $11.0820 TO THE U.S. DOLLAR.

13. INFORMATION PER SEGMENT:

SEGMENT DATA IS ANALYZED AS FOLLOWS:

DESCRIPTION	INCOME	2003 CONSOLIDATED NET PROFIT	IDENTIFIABLE ASSETS
DOMESTIC	$29,651,606	$4,618,125	$63,241,968
EXPORTS	10,802,884	1,716,751	812,545
	$40,454,490	$6,334,876	$64,054,513
		2002	
DOMESTIC	$29,123,441	$4,879,251	$59,810,867
EXPORTS	9,366,799	992,291	631,009
	$38,490,240	$5,871,542	$60,441,876

14. FINANCIAL INSTRUMENTS:

FINANCIAL INSTRUMENTS POTENTIALLY SUBJECT TO RISK CONCENTRATION CONSIST MAINLY OF ACCOUNTS RECEIVABLE AND TEMPORARY INVESTMENTS. THE GROUP PLACES CASH SURPLUSES AT PRESTIGIOUS CREDIT INSTITUTIONS. CREDIT RISK CONCENTRATION CONCERNING ACCOUNTS RECEIVABLE IS LIMITED, DUE MAINLY TO THE LARGE NUMBER OF CUSTOMERS AND THEIR GEOGRAPHIC DISTRIBUTION. THE GROUP CONSIDERS THAT THE ALLOWANCE FOR DOUBTFUL ACCOUNTS PROPERLY COVERS THOSE THAT COULD REPRESENT A RISK OF RECOVERY, AND CONTINUALLY MONITORS THEIR BEHAVIOR. WHEN NECESSARY, THE ESTIMATION IS ADJUSTED.

15. OTHER MATTERS IN 2002:

A) AS A RESULT OF THE GROUP OPERATION RESTRUCTURING IN THE SOUTH-EASTERN AREA OF MEXICO IN 2002, THE OPERATION OF CERVECERIA YUCATECA, S. A. DE C. V. WAS CLOSED. DURING 2002, THE PROFIT OF THE YEAR WAS REDUCED BY A NET IMPAIRMENT ALLOWANCE OF INCOME TAX OF THIS SUBSIDIARY, OF $165,322. THIS COMPANY´S FIXED ASSETS OF THIS COMPANY REPRESENTED 0.39% OF THE GROUP'S TOTAL ASSETS.

WITH RESPEC TO LABOR ISSUES, $23,915 SEVERANCE WAS PAID, NET OF INCOME TAX AND STATUTORY PROFIT SHARING.

THEREFORE, PROFIT FOR THE YEAR WAS REDUCED BY $189,237, WHICH REPRESENTS 3% OF

THE CONSOLIDATED NET PROFIT.

B) IN COMPLIANCE WITH ITS POLICY OF ENSURING THAT THERE IS ALWAYS AN AVAILABLE SUPPLY AND GUARANTY RAW MATERIALS, IN 2002, THE GROUP BEGAN INVESTMENTS IN THE INDUSTRY FOR TRANSFORMING BARLEY INTO MALT AND THE EXTRACTION OF HOPS.

16. SUBSEQUENT EVENT:

THE PROVISIONS OF C-15, "IMPAIRMENT OF THE VALUE OF LONG-LIVED ASSETS AND THEIR DISPOSAL", ISSUED BY THE ACCOUNTING PRINCIPLES BOARD OF THE MIPA, WENT INTO EFFECT ON JANUARY 1, 2004. THAT STATEMENT ESTABLISHES, AMONG OTHER ISSUES, THE GENERAL CRITERIA FOR IDENTIFICATION AND, IF APPLICABLE, RECORDINGOF THE IMPAIRMENT LOSSES OR THE DECREASE IN THE VALUE OF LONG-LIVED TANGIBLE AND INTANGIBLE ASSETS, INCLUDING GOODWILL. ADDITIONALLY, IT ESTABLISHES CONCEPTS SUCH AS THE NET SALES PRICE AND FAIR VALUE FOR THE VALUATION OF LONG-LIVED ASSETS. AT JANUARY 1, 2004, THE GROUP CARRIED OUT A STUDY TO DETERMINE THE FAIR VALUE OF ITS LONG-LIVED ASSETS. THAT STUDY DID NOT GIVE RISE TO A LOSS RESULTING FROM IMPAIRMENT OR A MATERIAL DECREASE IN THE VALUE OF ITS LONG-LIVED ASSETS.

17. NEW ACCOUNTING PRONOUNCEMENTS:

IN 2003, THE MIPA ISSUED THE FOLLOWING PRONOUNCEMENTS:

A) IN APRIL 2003, NEW STATEMENT C-12, "FINANCIAL INSTRUMENTS QUALIFYING AS LIABILITIES, CAPITAL OR BOTH", WHICH HIGHLIGHTS THE DIFFERENCES BETWEEN LIABILITIES AND STOCKHOLDERS' EQUITY FROM THE VIEWPOINT OF THE ISSUER, AS A BASIS FOR IDENTIFYING, CLASSIFYING AND POSTING THE LIABILITY AND CAPITAL COMPONENTS OF COMBINED FINANCIAL INSTRUMENTS IN THEIR INITIAL RECOGNITION.

THE NEW STATEMENT ESTABLISHES THE METHODOLOGY FOR SEPARATING LIABILITIES AND STOCKHOLDERS' EQUITY FROM THE PRICE RECEIVED FROM PLACEMENT OF COMBINED FINANCIAL INSTRUMENTS. THAT METHODOLOGY IS BASED ON THE RESIDUAL NATURE OF STOCKHOLDERS' EQUITY AND AVOIDS THE USE OF FAIR VALUES AFFECTING STOCKHOLDERS' EQUITY IN INITIAL TRANSACTIONS. ADDITIONALLY, IT ESTABLISHES THAT BEGINNING ON JANUARY 1, 2004, THE INITIAL COSTS RESULTING FROM THE ISSUANCE OF THE COMBINED INSTRUMENTS ARE ASSIGNED TO LIABILITIES AND STOCKHOLDERS' EQUITY IN THE SAME PROPORTION AS THE AMOUNTS OF THE COMPONENTS RECOGNIZED AS LIABILITIES AND STOCKHOLDERS EQUITY; THAT THE LOSSES AND PROFITS RELATED TO FINANCIAL INSTRUMENT COMPONENTS CLASSIFIED AS LIABILITIES ARE RECORDED IN OVERALL FINANCING; AND THAT YIELD DISTRIBUTIONS TO OWNERS OF FINANCIAL INSTRUMENT COMPONENTS CLASSIFIED AS STOCKHOLDERS' EQUITY ARE CHARGED DIRECTLY TO A CAPITAL ACCOUNT OTHER THAN THE INCOME ACCOUNT FOR THE PERIOD.

ALTHOUGH THIS STATEMENT BECAME EFFECTIVE ON JANUARY 1, 2004, IT IS NOT COMPULSORY WHEN RESTATING INFORMATION FOR PRIOR PERIODS OR WHEN RECOGNIZING AN INITIAL ACCRUED EFFECT ON INCOME FOR THE YEAR IN WHICH IT IS ADOPTED, IN ACCORDANCE WITH THE PROVISIONS ESTABLISHED IN THE TRANSITORY PARAGRAPH OF THE STATEMENT. NEVERTHELESS, ADOPTION OF THIS STATEMENT IS NOT CONSIDERED TO HAVE AN IMPACT ON THE COMPANY'S FINANCIAL STATEMENTS.

B) IN MARCH 2003, NEW STATEMENT B-5 "FINANCIAL INFORMATION PER SEGMENT" SUPERSEDING INTERNATIONAL ACCOUNTING STANDARD 14 "FINANCIAL INFORMATION PER SEGMENT" (IAS 14). THE PROVISIONS CONTAINED IN THIS STATEMENT ARE MANDATORY

FOR PUBLIC ENTITIES LISTED IN THE MEXICAN STOCK EXCHANGE, AS WELL AS FOR COMPANIES IN THE PROCESS OF ISSUING CAPITAL OR DEBT SECURITIES IN THE STOCK MARKET.

THE MOST RELEVANT ASPECTS ESTABLISHED IN THIS STATEMENT ARE: I) RULES FOR THE RECORDING OF OPERATING SEGMENTS TO BE REPORTED BY ENTITIES SUBJECT TO THIS TYPE OF DISCLOSURE, II) THE GENERAL APPROACH FOR DETERMINING THE PER-SEGMENT FINANCIAL INFORMATION TO BE DISCLOSED; III) THE CRITERIA, WITH RESPECT TO QUALITY AND QUANTITY, FOR DETERMINING BOTH ECONOMIC SECTORS AND GEOGRAPHIC AREAS; IV) THE CAPTIONS PERTAINING TO DETAILED INFORMATION TO BE DISCLOSED PER OPERATING SEGMENT; V) THE CRITERIA FOR DISCLOSING GENERAL INFORMATION ON PRODUCTS AND SERVICES, GEOGRAPHICAL AREAS AND CUSTOMER GROUPS AND VI) THE TYPES OF DISCLOSURES REQUIRED FOR REPORTS AT IMMEDIATE DATES.

GROUP'S MANAGEMENT ESTIMATES THAT ADOPTION OF THE ABOVE STATEMENTS WILL HAVE NO SIGNIFICANT EFFECT ON THE COMPANY'S ACCOUNTING.

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE **GMODELO**
GRUPO MODELO, S.A. DE C.V.

QUARTER: **4** YEAR: **2003**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

JUDGED INFORMATION

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERS (2)	TOTAL AMOUNT (Thousands of Pesos) ACQUISITI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 DIBLO, S.A. DE C.V.		243,229,213	76.75	2,912,876	39,426,730
TOTAL INVESTMENT IN SUBSIDIARIES				**2,912,876**	**39,426,730**
ASSOCIATEDS					
1 DIRECCION DE FABRICAS, S.A. DE C.V.	HOLDING	165,000,000	41.05	65,824	2,380,398
2 EXTRACTOS Y MALTAS, S.A. DE C.V.	TRANSFORMATION OF BARLEY INTO MALT	1,050,000	26.30	87	106,927
3 GONDI, S.A. DE C.V.	HOLDING	202,489,721	7.16	195	190,239
4 SEEGER INDUSTRIAL, S.A.	MACHINERY MANUFACTURES	248,000	81.30	9,274	36,555
5 RESERVE FOR IMPAIRMENT		1	0.00	0	(72,038)
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**75,380**	**2,642,081**
OTHER PERMANENT INVESTMENTS					**126,027**
TOTAL					**42,194,838**

NOTES

GRUPO MODELO, S.A. DE C.V. IS A HOLDING COMPANY THAT OWNS 76.75% OF THE CAPITAL STOCK OF DIBLO, S.A. DE C.V., WHOSE MAIN BUSINESS IS REAL STATE AND INVESTMENT IN SHARES OF SUBSIDIARIES RELATED TO THE PRODUCTION, DISTRIBUTION AND SALE OF BEER IN MEXICO AND ABROAD, THE MOST IMPORTANT COMPANIES ARE LISTED IN ANNEX 2 "COMPLEMENTARY NOTES TO THE FINANCIAL STATEMENTS"

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 4 YEAR 2003

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
BOTLES			163,568	0	0	0	0	0	0	0	0	0	0	0	0	0
PACKING			137,791	0	0	0	0	0	0	0	0	193	0	0	0	0
CAN			29,829	0	0	0	0	0	0	0	0	4,019	0	0	0	0
MALT			14,805	0	0	0	0	0	0	0	0	627	0	0	0	0
FUEL			35,797	0	0	0	0	0	0	0	0	0	0	0	0	0
ADVERTISING			24,787	0	0	0	0	0	0	0	0	4,144	0	0	0	0
SPARE PARTS			30,255	0	0	0	0	0	0	0	0	7,950	0	0	0	0
LABELS			2,494	0	0	0	0	0	0	0	0	185	0	0	0	0
FREIGHT			620	0	0	0	0	0	0	0	0	1,436	0	0	0	0
ELECTRICITY			5,941	0	0	0	0	0	0	0	0	0	0	0	0	0
WATER AND ICE			12,671	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER RAW MATERIALS			16,678	0	0	0	0	0	0	0	0	102,624	0	0	0	0
MACHINERY AND EQUIPMENT			8,178	0	0	0	0	0	0	0	0	71,874	0	0	0	0
SERVICES			9,510	0	0	0	0	0	0	0	0	10,419	0	0	0	0
PALLET			6,523	0	0	0	0	0	0	0	0	0	0	0	0	0
FEES			1,137	0	0	0	0	0	0	0	0	19	0	0	0	0
MAINTENANCE			5,438	0	0	0	0	0	0	0	0	0	0	0	0	0
COPUTER EQUIPMENT			2,893	0	0	0	0	0	0	0	0	162	0	0	0	0
ELECTRIC EQUIPMENT			476	0	0	0	0	0	0	0	0	0	0	0	0	0
MAIL AND PHONE			284	0	0	0	0	0	0	0	0	0	0	0	0	0
SOFT DRINKS			5,855	0	0	0	0	0	0	0	0	0	0	0	0	0
CORN			26,165	0	0	0	0	0	0	0	0	0	0	0	0	0
CUSTOM EXPENSES			92	0	0	0	0	0	0	0	0	2,847	0	0	0	0
PROMOTIONAL ITEMS			4,251	0	0	0	0	0	0	0	0	624	0	0	0	0
RICE			152	0	0	0	0	0	0	0	0	0	0	0	0	0
CONSTRUCTION LIABILITIES			18,719	0	0	0	0	0	0	0	0	0	0	0	0	0
TOLL			977	0	0	0	0	0	0	0	0	0	0	0	0	0
STATIONERY			1,131	0	0	0	0	0	0	0	0	0	0	0	0	0
CHEMICAL PRODUCTS			3,920	0	0	0	0	0	0	0	0	0	0	0	0	0

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
CLEANING MATERIALS			115	0	0	0	0	0	0	0	0	0	0	0	0	0
PLANE TICKETS			22	0	0	0	0	0	0	0	0	0	0	0	0	0
INSURANCE			34	0	0	0	0	0	0	0	0	0	0	0	0	0
WINE AND LICORS			361	0	0	0	0	0	0	0	0	0	0	0	0	0
REFRIGERATION EQUIPMENT			1,025	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHERS			117,393	0	0	0	0	0	0	0	0	1,146	0	0	0	0
LEASING			0	0	0	0	0	0	0	0	0	1,100	0	0	0	0
HOPS			0	0	0	0	0	0	0	0	0	2,615	0	0	0	0
BEER			0	0	0	0	0	0	0	0	0	44,437	0	0	0	0
TOTAL SUPPLIERS			**687,867**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**256,421**	**0**	**0**	**0**	**0**
OTHER LIABILITIES			1,222,021	0	0	0	0	0	0	0	0	26,012	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**1,222,021**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**26,012**	**0**	**0**	**0**	**0**
			1,909,888	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**282,433**	**0**	**0**	**0**	**0**

NOTES

TRANSLATION FOR INFORMATION
PURPOSES ONLY

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER 4 YEAR 2003

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)
ANNEX 6

JUDGED INFORMATION

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	
TOTAL ASSETS	104,394	1,166,109	525	5,530	1,171,639
LIABILITIES POSITION	23,956	269,323	1,163	13,110	282,433
NET BALANCE	80,438	896,786	(638)	(7,580)	889,206

NOTES:

THE U.S. DOLAR IS VALUED AT THE EXCHANGE RATE OF $11.167 PESOS FOR ASSETS AND $ 11.2437 PESOS FOR LIABILITIES PER U.S. DÓLAR

THE POSITION IN FOREIGN CURRENCY HELD IN OTHER CURRENCIES WITH ITS EQUIVALENT IN DOLLARS, IN THE ASSETS AND LIABILITIES CORRESPONDS TO EUROS

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **GMODELO**
GRUPO MODELO, S.A. DE C.V.

QUARTER: **4** YEAR: **2003**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	13,994,085	4,109,271	(9,884,814)	0.00	(39,960)
FEBRUARY	13,722,029	3,587,707	(10,134,322)	0.00	(28,151)
MARCH	14,203,157	3,752,740	(10,450,417)	0.01	(65,966)
APRIL	14,824,588	3,847,142	(10,977,446)	0.00	(18,741)
MAY	13,641,304	4,298,436	(9,342,868)	0.00	30,147
JUNE	13,812,628	3,860,348	(9,952,280)	0.00	(8,222)
JULY	14,136,256	3,767,996	(10,368,260)	0.00	(15,027)
AUGUST	14,734,558	3,857,525	(10,877,033)	0.00	(32,629)
SEPTEMBER	15,415,052	3,980,008	(11,435,044)	0.01	(68,074)
OCTOBER	15,701,037	3,940,420	(11,760,617)	0.00	(43,121)
NOVEMBER	16,124,963	4,082,128	(12,042,835)	0.01	(99,957)
DECEMBER	17,003,222	4,343,709	(12,659,513)	0.00	(54,422)
ACTUALIZATION:	0	0	0	0.00	(7,575)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					(451,698)

NOTES

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

JUDGED INFORMATION

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
==========NOT APPLY==================

ACTUAL SITUATION OF FINANCIAL LIMITED
==========NOT APPLY==================

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE **GMODELO** QUARTER: **4** YEAR: **2003**
GRUPO MODELO, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
CERVECERIA MODELO, S.A. DE C.	BREWERY	11,100	93
CERVECERIA MODELO GUADALAJARA	BREWERY	5,050	98
CIA CERVECERA DEL TROPICO, S.	BREWERY	7,000	100
CERVECERIA DEL PACIFICO, S.A.	BREWERY	2,000	82
CEVECERIA MODELO DE TORREON,	BREWERY	2,850	100
CERVECERIA MODELO DEL NOROEST	BREWERY	3,000	95
CIA CERVECERA DE ZACATECAS, S	BREWERY	15,000	73
CEBADAS Y MALTAS, S.A. DE C.	TRANSFORMATION OF BARLEY INTO MALT	150	100

NOTES

THE INSTALLED CAPACITY IN THE BREWERIES IS MEASURED IN THOUSANS OF HECTOLITERS AND FOR THE TRANSFORMATOR OF BARLEY INTO MALT, IN THOUSANDS OF TONS.

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

QUARTER: 4 YEAR: 2003

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DOMESTIC	MAIN SUPLIERS	FOREIGN	MAIN SUPLIERS	DOM. SUBST.	COST PRODUCTION
MALT	CEBADAS Y MALTAS, S.A. DE C.V.	MALT	CARGILL MALT	SI	
MALT	EXTRACTOS Y MALTAS, S.A, DE C.V.	MALT	RAHR MALTING CO	SI	
		MALT	INTERNATIONAL MALTING COMPANY	SI	7.59
RICE	IPACPA, S.A. DE C.V.				0.69
CORN	ARANCIA COC, S.A. DE C.V.				3.39
		HOPS	JOHN I.HASS, INC S.S.STEINER INC	NO	1.09

TRANSLATION FOR INFORMATIO
PURPOSES ONLY

MEXICAN STOCK EXCHANGE
SIFIC /ICS

QUARTER 4 YEAR 2003

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
BEER	41,444	20,258,606	30,099	25,961,999		NEGRA MODELO	
		0	0			CORONA	
		0	0			MODELO ESPECIAL	
		0	0			VICTORIA	CONSUMER
		0	0			PACIFICO	
		0	0			ESTRELLA	
		0	0			MODELO LIGHT	
		0	0			LEON	
		0	0			MONTEJO	
OTHER INCOME		0	0	3,689,.607			
TOTAL		20,258,606		29,651,606			

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE
SIFIC /ICS

QUARTER 4 YEAR 2003

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
BEER		0	11,824	10,802,884	U.S.A.	CORONA	CONSUMER
		0	0		CANADA	MODELO ESPECIAL	
		0	0		EUROPA	NEGRA MODELO	
		0	0		ASIA	CORONA LIGHT	
		0	0		LATINOAMERICA	PACIFICO	
TOTAL				10,802,884			

NOTES

THE VOLUME IS PRESENTED IN THOUSAND OF HECTOLITERS
THE AMOUNT IS PRESENTED IN THOUSAND OF PESOS
IN THE ANNEX 11 "DOMESTIC SELLS" THE TOTAL PRODUCTION IS 41,444 THOUSAND HECTOLITERS AND INCLUDES THE PRODUCTION FOR THE DOMESTIC AND EXPORT MARKETS, BECAUSE THE EXPORT PRODUCTION CAN NOT BE CAPTURED

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **4** YEAR: **2003**

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED
Final Printing

JUDGED INFORMATION

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION MEXI	CAN SUSCRIPTI	ON FIXED	VARIABLE	
A		12	1,459,389,728		1,459,389,728		785,996	
B		12		1,142,017,984		1,142,017,984		1,085,855
C		12		650,351,920		650,351,920		967,801
TOTAL			**1,459,389,728**	**1,792,369,904**	**1,459,389,728**	**1,792,369,904**	**785,996**	**2,053,656**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
3,251,759,632

SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

TRANSLATION FOR INFORMATION
PURPOSES ONLY

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A. DE C.V.

QUARTER: 4 YEAR: 2003

Information on Projects
(Project, Amount Spent and Percentaje of Completion)

ANNEX 13

CONSOLIDATED
Final Printing

JUDGED INFORMATION

THE AMOUNT OF PS. 5,654,817 OF WORK IN PROGRESS AND ADVANCES TO SUPPLIERS, SHOWN IN NOTE 6 TO THE FINANCIAL STATEMENTS INCLUDED IN ANNEX 2, CORRESPONDS TO INVESTMENTS FOR THE CONSTRUCTION OF WAREHOUSES, ADMINISTRATIVE OFFICERS, REPLACEMENT AND INSTALLATION OF BOTTLING LINES AND EXPANSION OF PRODUCTION CAPACITY. TO COMPLETE THE INDICATED WORK AND ADDITIONAL INVESTMENT OF APPROXIMATELY PS. 4,700,830 IS REQUIRED AND IT IS ESTIMATED THAT THE WORK WILL BE COMPLETED DURING THE COURSE OF 2004 AND 2005.

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A. DE C.V.

QUARTER: 4 YEAR: 2003

Transactions in Foreign Currency and Conversión of Financial Statements of Foreign Operations
(Information related to Bulletin B-15)

ANNEX 14

JUDGED INFORMATION

CONSOLIDATED
Final Printing

THE CONVERSION TO MEXICAN PESOS OF THE FINANCIAL INFORMATION OF FOREING SUBSIDIARIES, REQUIRED FOR CONSOLIDATION, WAS MADE IN ACCORDANCE WITH THE GUIDELINES OF BULLETIN B-15 "TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS", ISSUED BY THE IMCP, FOLLOWING THE METHOD OF INTEGRATED FOREIGN OPERATION; FOR THE CONVERSION OF MONETARY ENTRIES, THE FREE BUYING EXCHANGE RATE OF PS. 11.17 PER UNITED STATES DOLLAR WAS USED; NON-MONETARY ENTRIES AND THE PROFIT AND LOSS STATEMENT WERE CONVERTED TO MEXICAN CURRENCY IN ACCORDANCE WITH THE EXCANGE RATE IN EFFECT ON THE DATE ON WHICH THE TRANSACTIONS GIVING RISE TO THEM WERE EFFECTUATED. THE RESULTS OF THIS CONVERSION ARE PRESENTED WITHIN THE INTEGRAL RESULT OF FINANCING.

ON THE OTHER HAND THERE IS NO RESTRICTION ON TRANSFER OF CURRENCIES IN THE COUNTRIES WHERE THE FOREIGN SUBSIDIARIES ARE LOCATED.

THE AMOUNT OF FINANCIAL ASSETS AND LIABILITIES OF THE FOREIGN SUBSIDIARIES IS:

(THOUSANDS OF DOLLARS)

DESCRIPTION	2003
ASSETS	60,119
LIABILITIES	22,752
NET ASSETS	37,367

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A. DE C.V.

QUARTER 4 YEAR: 2003

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1° OF JANUARY TO 31 OF DECEMBER 2003 AND 2002** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISION (COMISION NACIONAL BANCARIA Y DE VALORES)

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. EMILIO FULLAONDO BOTELLA
PRINCIPAL ACCOUNTING OFFICER

C.P. NARCISO GALVEZ PEÑA
CORPORATE CONTROLLER

MEXICO, D.F., AT APRIL 19 OF 2004

TRANSLATION FOR INFORMATION
PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO DATE: 07/04/04

GENERAL DATA OF THE COMPANY

NAME:	GRUPO MODELO, S.A. DE C.V.
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	ir@gmodelo.com.mx
INTERNET ADDRESS :	WWW.gmodelo.com.mx

FISCAL DATA OF THE COMPANY

REGISTRATION NUMBER:	GMO911121340
FISCAL ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F..

RESPONSIBLE OF PAYMENTS

NAME:	ERNESTO ALCALDE Y RODRIGUEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-15-92
E-MAIL:	ealcalde@gmodelo.com.mx

PRINCIPAL OFFICERS

TRANSLATION FOR INFORMATION PURPOSES ONLY

POSITION BMV:	CHAIRMAN OF THE BOARD OF DIRECTORS
POSITION:	CHAIRMAN OF THE BOARD
NAME:	ANTONINO FERNANDEZ RODRIGUEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	ir@gmodelo.com.mx

POSITION BMV:	CHIEF EXECUTIVE OFFICER
POSITION:	CHIEF EXECUTIVE OFFICER
NAME:	CARLOS FERNÁNDEZ GONZALEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	cfernandez@gmodelo.com.mx

POSITION BMV:	CHIEF FINANCIAL OFICER
POSITION:	CHIEF FINANCIAL OFICER
NAME:	ERNESTO ALCALDE Y RODRIGUEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-15-92
E-MAIL:	ealcalde@gmodelo.com.mx

POSITION BMV:	RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:	CORPORATED PLANNING DIRECTOR
NAME:	ALFREDO GARCIA HERNANDEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-15-92
E-MAIL:	agarcia@gmodelo.com.mx

POSITION BMV:	SECOND RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:	CORPORATED PLANNING DIRECTOR
NAME:	ALFREDO GARCIA HERNANDEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-59-43
E-MAIL:	agarcia@gmodelo.com.mx

POSITION BMV:	GENERAL COUNSEL
POSITION:	GENERAL COUNSEL
NAME:	JORGE SIEGRIST PRADO
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-25-89
E-MAIL:	jsiegrist@gmodelo.com.mx

TRANSLATION FOR INFORMATION PURPOSES ONLY

POSITION BMV:	SECRETARY OF THE BOARD OF DIRECTOR
POSITION:	GENERAL COUNSEL
NAME:	JORGE SIEGRIST PRADO
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-25-89
E-MAIL:	jsiegrist@gmodelo.com.mx

POSITION BMV:	ALTERNATE SECRETARY
POSITION:	EXCECUTIVE DIRECTOR
NAME:	JUAN SÁNCHEZ-NAVARRO REDO
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-28-61
E-MAIL:	jsanare@gmodelo.com.mx

POSITION BMV:	RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:	DIRECTOR OF CORPORATED COMUNICATIONS
NAME:	JOSE PARES GUTIERREZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	ir@gmodelo.com.mx

POSITION BMV:	CERTIFIED FOR SENDING INFORMATION BY EMISNET
POSITION:	CORPORATED PLANNING DIRECTOR
NAME:	ALFREDO GARCIA HERNANDEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-15-92
E-MAIL:	agarcia@gmodelo.com.mx

POSITION BMV:	CERTIFIED FOR SENDING RELEVANT EVENTS BY EMISNET
POSITION:	DIRECTOR OF CORPORATED COMUNICATIONS
NAME:	JOSE PARES GUTIERREZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	ir@gmodelo.com.mx

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GMODELO **DATE: 07/04/2004**
GRUPO MODELO, S.A. DE C.V.

ADMINSTRATION MEMBER

SERIE: **A**

POSITION: **CHAIRMAN**

VALIDITY OF: 21/04/2003 TO 21/04/2004
NAME: ANTONINO FERNANDEZ RODRIGUEZ

POSITION: **VICE CHAIRMAN**

VALIDITY OF: 21/04/2003 TO: 21/04/2004
NAME: CARLOS FERNANDEZ GONZALEZ

POSITION: **DIRECTORS**

VALIDITY OF: 21/04/2003 TO: 21/04/2004
NAME: MA. ASUNCION ARAMBURUZABALA LARREGUI

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: EMILIO CARRILLO GAMBOA

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: VALENTIN DIEZ MORODO

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: ANTONINO FERNANDEZ RODRIGUEZ

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: CARLOS FERNANDEZ GONZALEZ

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: ALFONSO GALLARDO KURI

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: LUIS JAVIER GONZALEZ CIMADEVILLA

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: PABLO GONZALEZ DIEZ

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: ROBERTO HERNANDEZ RAMIREZ

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: JUAN SANCHEZ-NAVARRO Y PEON

POSITION: **ALTERNATE DIRECTORS**

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: LUIS MIGUEL ALVAREZ PEREZ

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: MARIO ALVAREZ YATES

TRANSLA... FOR INF... PUR...OSES O...

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A. DE C.V.

DATE: 07/04/2004

ADMINSTRATION MEMBER

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: LUCRECIA ARAMBURUZABALA L. DE FERNANDEZ

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: ALFONSO CERVANTES RIBA

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: MIGUEL ANGEL DOMINGUEZ MORALES

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: LAURENTINO GARCIA GONZALEZ

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: CESAREO GONZALEZ DIEZ

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: LUIS MANUEL SANCHEZ CARLOS

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: JOAQUIN SORDO BARBA

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: LUIS GERARDO SORDO SORDO

POSITION: STATUTORY EXAMINERS

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: MIGUEL ORTIZ AGUILAR

POSITION: ALTERNATE STATUTORY EXAMINERS

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: RAFAEL MAYA UROSA

POSITION: SECRETARY

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: JORGE SIEGRIST PRADO

POSITION: ALTERNATE SECRETARY

VALIDITY OF : 21/04/2003 TO 21/04/2004
AME: JUAN SANCHEZ NAVARRO-REDO

SERIE: B

POSITION: CHAIRMAN

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GMODELO **DATE: 07/04/2004**
GRUPO MODELO, S.A. DE C.V.

ADMINSTRATION MEMBER

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: ANTONINO FERNANDEZ RODRIGUEZ

POSITION: **VICE CHAIRMAN**

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: CARLOS FERNANDEZ GONZALEZ

POSITION: **DIRECTORS**

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: AUGUST A. BUSCH III

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: THOMAS HEATHER R.

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: STEPHEN K. LAMBRIGHT

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: JAMES R. JONES

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: ROGELIO RAMIREZ DE LA O.

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: ANNE RICHARDS

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: PEDRO SOARES

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: ALEJANDRO STRAUCH

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: THOMAS W. SANTEL

POSITION: **ALTERNATE DIRECTORS**

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: AUGUST A. BUSCH IV

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: RANDOLPH BAKER

VALIDITY OF : 21/04/2003 TO 21/04/2004
NAME: MARK BOBAK

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GMODELO **DATE: 07/04/2004**
GRUPO MODELO, S.A. DE C.V.

ADMINSTRATION MEMBER

VALIDITY OF :	21/04/2003	TO 21/04/2004
NAME:	JUAN CINTRON PATTERSON	
VALIDITY OF :	21/04/2003	TO 21/04/2004
NAME:	JOHN F. KELLY	
VALIDITY OF :	21/04/2003	TO 21/04/2004
NAME:	STEPHEN J. BURROWS	
VALIDITY OF :	21/04/2003	TO 21/04/2004
NAME:	WILLIAM J. KIMMINS	
VALIDITY OF :	21/04/2003	TO 21/04/2004
NAME:	JOHN PURNELL	
VALIDITY OF :	21/04/2003	TO 21/04/2004
NAME:	PATRIC STOKES	

POSITION: **ALTERNATE STATUTORY EXAMINERS**

VALIDITY OF :	21/04/2003	TO 21/04/2004
NAME:	ALBERTO TIBURCIO CELORIO	

POSITION: **ALTERNATE SECRETARY**

VALIDITY OF :	21/04/2003	TO 21/04/2004
NAME:	AGUSTIN AGUILAR LAURENTS	

POSITION: **SECRETARY**

VALIDITY OF :	21/04/2003	TO 21/04/2004
NAME:	JORGE SIEGRIST PRADO	

POSITION: **ALTERNATE SECRETARY**

VALIDITY OF :	21/04/2003	TO 21/04/2004
NAME:	JUAN SANCHEZ-NAVARRO REDO	

ENCLOSURE D

TRANSLATION FOR INFORMATION
PURPOSES ONLY

[LOGO AND LETTERHEAD OF GRUPO MODELO RECEIVED

GRUPO MODELO, S.A. DE C.V. 2004 APR 29 P 1:42

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
Reforma No. 255 - Mezanine
Col. Cuauhtémoc
06500 México, D.F.
IN THIS CITY

[illegible seal]

The undersigned, Jorge Siegrist Prado, as Secretary of the Board of Directors of Grupo Modelo, S.A. de C.V., hereby and in compliance with the provisions of Section 4, Fraction I of Article 33 of a Communication unnumbered issued by the National Banking and Securities Commission [*Comisión Nacional Bancaria y de Valores*], applicable to Issuers of Securities and other Participants in the Stock Market, published in the Federal Official Gazette on March 19, 2003, declare that the Corporate Records of Grupo Modelo, S.A. de C.V. mentioned below are updated as to the information that must be entered in them:

I. Book of the Minutes of the Shareholders' Meetings;
II. Book of the Board of Directors' Meetings;
III. Book of Registry of Shares; and
IV. Book of Increases and Reductions of Capital Stock.

The foregoing document is issued for all necessary legal purposes in the City of Mexico, Federal District, on the twenty day of April two thousand four.

(illegible signature)
Jorge Siegrist Prado,
Secretary of the Board of Directors
[144/03]

CAMPOS ELÍSEOS NO. 400 PISO 8, COL. LOMAS DE CHAPULTEPEC C.P. 1100
MÉXICO, D.F. TEL.: 52-83-36-00 FAX: 52-83-37-90 AND 52-80-02-09
www.gmodelo.com.mx

This document bears a stamp acknowledging receipt

ENCLOSURE F

TRANSLATION FOR INFORMATION PURPOSES ONLY

[Letterhead of Grupo Modelo, S.A. de C.V.]

April 19, 2004

Comisión Nacional Bancaria y de Valores
Insurgentes Sur No. 1971
Torre Sur, Piso 7
Col. Guadalupe Inn
México, D.F. 06500

[Illegible seal]
[Stamp acknowledging receipt]

RECEIVED
2004 APR 29 P 1:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Mr. Carlos Quevedo López
General Manager of Market Supervision

Dear Mr. Quevedo:

Pursuant to the provisions set forth in the issuer's provisions, published in the Official Gazette of the Federation on March 19, 2003, regarding the information corresponding to the fourth quarter of 2003, which may be provided to the Commission, to the *Bolsa de Valores,* and to the investors, the following it is hereby declare:

The undersigned hereby state under oath that, within the scope of our respective functions, we have prepared the information related to the issuer, contained in this quarterly report, which, to our knowledge reflects in a reasonable basis the situation of the issuer. Likewise, we state that, we do not have knowledge of material information that has been omitted or falsified in this quarterly report or that same contains information that could lead investor to error.

With this information we expect to give compliance to that set forth in the issuer's provisions

Sincerely

(Illegible signature)	(Illegible signature)
Ing. Carlos Fernandez González Chief Executive Officer	C.P. Ernesto Alcalde y Rodríguez Chief Financial Officer

ENCLOSURE G

TRANSLATION FOR INFORMATION PURPOSES ONLY

EMISNET

Emisora: GRUPO MODELO, S.A. DE C.V..

Usuario: ALFREDO GARCIA HERNANDEZ.

Nombre del sobre: icssific.ens

Longitud del sobre: 69640 bytes.

Fecha de recepcion: Apr 20 2004 1:11:41:083PM.

Folio de recepcion: 47292.

RECEIVED
2004 APR 29 P 1:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
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MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** Quarter: **1** Year: **2004**

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT MARCH 31 OF 2004 AND 2003
(Thousands of Pesos)

TRANSLATION FOR INFORMATION PURPOSES ONLY

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**66,455,380**	100	**62,202,042**	100
2	**CURRENT ASSETS**	**21,607,490**	**33**	**19,951,420**	**32**
3	CASH AND SHORT-TERM INVESTMENTS	13,443,646	20	10,919,541	18
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,183,990	2	750,925	1
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	297,303	0	672,724	1
6	INVENTORIES	4,797,147	7	5,064,013	8
7	OTHER CURRENT ASSETS	1,885,404	3	2,544,217	4
8	**LONG-TERM**	**3,885,765**	**6**	**2,776,101**	**4**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,019,315	2	146,305	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATED	2,737,345	4	2,517,147	4
11	OTHER INVESTMENTS	129,105	0	112,649	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**38,994,353**	**59**	**37,805,777**	**61**
13	PROPERTY	17,828,696	27	17,454,056	28
14	MACHINERY AND INDUSTRIAL EQUIPMENT	25,850,651	39	25,578,023	41
15	OTHER EQUIPMENT	7,715,954	12	7,871,829	13
16	ACCUMULATED DEPRECIATION	18,583,476	28	17,777,889	29
17	CONSTRUCTION IN PROGRESS	6,182,528	9	4,679,758	8
18	**DEFERRED ASSETS (NET)**	**758,888**	**1**	**500,124**	**1**
19	**OTHER ASSETS**	**1,208,884**	**2**	**1,168,620**	**2**
20	**TOTAL LIABILITIES**	**12,020,050**	100	**11,323,414**	100
21	**CURRENT LIABILITIES**	**4,471,868**	**37**	**4,009,900**	**35**
22	SUPPLIERS	1,026,149	9	835,139	7
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	1,885,731	16	1,676,593	15
26	OTHER CURRENT LIABILITIES	1,559,988	13	1,498,168	13
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**7,548,182**	**63**	**7,313,514**	**65**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	CONSOLIDATED STOCK HOLDERS' EQUITY	**54,435,330**	100	**50,878,628**	100
34	MINORITY INTEREST	13,054,503	24	12,264,963	24
35	MAJORITY INTEREST	41,380,827	76	38,613,665	76
36	CONTRIBUTED CAPITAL	15,106,316	28	15,106,316	30
37	PAID-IN CAPITAL STOCK (NOMINAL)	2,839,652	5	2,839,652	6
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	11,323,435	21	11,323,435	22
39	PREMIUM ON SALES OF SHARES	910,147	2	910,147	2
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	33,082	0	33,082	0
41	CAPITAL INCREASE (DECREASE)	26,274,511	48	23,507,349	46
42	RETAINED EARNINGS AND CAPITAL RESERVE	25,270,286	46	22,416,863	44
43	REPURCHASE FUND OF SHARES	595,776	1	595,776	1
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(701,422)	(1)	(545,849)	(1)
45	NET INCOME FOR THE YEAR	1,109,871	2	1,040,559	2

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **1** YEAR: **2004**

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**13,443,646**	100	**10,919,541**	100
46	CASH	389,208	3	456,254	4
47	SHORT-TERM INVESTMENTS	13,054,438	97	10,463,287	96
18	**DEFERRED ASSETS (NET)**	**758,888**	100	**500,124**	100
48	AMORTIZED OR REDEEMED EXPENSES	484,693	64	210,717	42
49	GOODWILL	274,195	36	289,407	58
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**4,471,868**	100	**4,009,900**	100
52	FOREING CURRENCY LIABILITIES	364,782	8	319,668	8
53	MEXICAN PESOS LIABILITIES	4,107,086	92	3,690,232	92
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER	0	0		0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0		0
56	CURRENT MATURITIES OF BONDS	0	0		0
26	**OTHER CURRENT LIABILITIES**	**1,559,988**	100	**1,498,168**	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,559,988	100	1,498,168	100
27	***LONG-TERM LIABILITIES***	***0***	*100*	***0***	*100*
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS	0	0		0
62	MEDIUM TERM NOTES	0	0		0
30	OTHER LOANS	0	100	0	100
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0
31	DEFERRED LOANS	7,548,182	100	7,313,514	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	6,760,346	90	6,699,003	92
67	OTHERS	787,836	10	614,511	8
32	OTHER LIABILITIES	0	100	0	100
68	RESERVES		0		0
69	OTHERS LIABILITIES		0		0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(701,422)	100	(545,849)	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	4,137,928	590	4,137,928	758
71	INCOME FROM NON-MONETARY POSITION ASSETS	(4,839,350)	(690)	(4,683,777)	(858)

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 1 YEAR: **2004**

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	17,135,622	15,941,520
73	PENSIONS FUND AND SENIORITY PREMIUMS	3,535,632	2,955,981
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	22,939	23,931
76	WORKERS (*)	23,704	24,301
77	CIRCULATION SHARES (*)	3,251,759,632	3,251,759,632
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **1** YEAR: **2004**

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**9,184,997**	100	**9,102,198**	100
2	COST OF SALES	3,956,927	43	4,005,888	44
3	**GROSS INCOME**	**5,228,070**	**57**	**5,096,310**	**56**
4	OPERATING EXPENSES	2,686,178	29	2,700,984	30
5	**OPERATING INCOME**	**2,541,892**	**28**	**2,395,326**	**26**
6	TOTAL FINANCING COST	27,299	0	(106,517)	(1)
7	**INCOME AFTER FINANCING COST**	**2,514,593**	**27**	**2,501,843**	**27**
8	OTHER FINANCIAL OPERATIONS	(228,961)	(2)	(65,395)	(1)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**2,743,554**	**30**	**2,567,238**	**28**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,286,155	14	1,201,093	13
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**1,457,399**	**16**	**1,366,145**	**15**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**1,457,399**	**16**	**1,366,145**	**15**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,457,399**	**16**	**1,366,145**	**15**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,457,399**	**16**	**1,366,145**	**15**
19	NET INCOME OF MINORITY INTEREST	347,528	4	325,586	4
20	**NET INCOME OF MAJORITY INTEREST**	**1,109,871**	**12**	**1,040,559**	**11**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 1 YEAR: **2004**

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**9,184,997**	**100**	**9,102,198**	**100**
21	DOMESTIC	6,752,555	74	6,699,447	74
22	FOREIGN	2,432,442	26	2,402,751	26
23	TRANSLATED INTO DOLLARS (***)	220,899	2	212,145	2
6	**TOTAL FINANCING COST**	**27,299**	**100**	**(106,517)**	**100**
24	INTEREST PAID	8	0	0	0
25	EXCHANGE LOSSES	27,885	102	34,569	32
26	INTEREST EARNED	176,870	648	229,294	215
27	EXCHANGE PROFITS	15,504	57	55,699	52
28	GAIN DUE TO MONETARY POSITION	191,780	703	143,907	135
8	**OTHER FINANCIAL OPERATIONS**	**(228,961)**	**100**	**(65,395)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(228,961)	(100)	(65,395)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**1,286,155**	**100**	**1,201,093**	**100**
32	INCOME TAX	1,040,156	81	956,480	80
33	DEFERED INCOME TAX	(8,068)	(1)	(225)	0
34	WORKERS' PROFIT SHARING	254,067	20	244,838	20
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

TRANSLATION FOR INFORMATION
PURPOSES ONLY

STOCK EXCHANGE CODE: **GMODELO**
GRUPO MODELO, S.A. DE C.V.

QUARTER: **1** YEAR: **2004**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	9,969,099	9,724,667
37	NET INCOME OF THE YEAR	1,311,287	1,349,239
38	NET SALES (**)	41,170,975	39,262,518
39	OPERATION INCOME (**)	11,182,950	10,128,152
40	NET INCOME OF MAYORITY INTEREST(**)	4,961,585	4,463,133
41	NET CONSOLIDATED INCOME (**)	6,525,360	5,931,201

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE GMODELO QUARTER 1 YEAR 2004
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1ST TO MARCH 31 OF 2004 AND 2003
(Thousands of Pesos)

CONSOLIDATED
Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**9,184,997**	**100**	**9,102,198**	**100**
2	COST OF SALES	3,956,927	43	4,005,888	44
3	**GROSS INCOME**	**5,228,070**	**57**	**5,096,310**	**56**
4	OPERATING EXPENSES	2,686,178	29	2,700,894	30
5	**OPERATING INCOME**	**2,541,892**	**28**	**2,395,326**	**26**
6	TOTAL FINANCING COST	27,299	0	(106,517)	(1)
7	**INCOME AFTER FINANCING COST**	**2,514,593**	**27**	**2,501,843**	**27**
8	OTHER FIANCIAL OPERATIONS	(228,961)	(2)	(65,395)	(1)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**2,743,554**	**30**	**2,567,238**	**28**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,286,155	14	1,201,093	13
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**1,457,399**	**16**	**1,366,145**	**15**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATION**	**1,457,399**	**16**	**1,366,145**	**15**
14	INCOME OF DISCONTINOUS OPERATION	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,457,399**	**16**	**1,366,145**	**15**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET COSOLIDATED INCOME**	**1,457,399**	**16**	**1,366,145**	**15**
19	NET INCOME OF MINORITY INTEREST	347,528	4	325,586	4
20	**NET INCOME OF MAJORITY INTEREST**	**1,109,871**	**12**	**1,040,559**	**11**

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE GMODELO QUARTER 1 YEAR 2004
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

CONSOLIDATED
Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**9,184,997**	**100**	**9,102,198**	**100**
21	DOMESTIC	6,752,555	74	6,699,447	74
22	FOREIGN	2,432,442	26	2,402,751	26
23	TRANSLATED INTO DOLLARS (***)	220,899	2	212,145	2
6	**TOTAL FINANCING COST**	**27,299**	**100**	**(106,517)**	**100**
24	INTREST PAID	8	0	0	0
25	EXCHANGE LOSSES	27,885	102	34,569	32
26	INTEREST EARNED	176,870	648	229,294	215
27	EXCHANGE PROFITS	15,504	57	55,699	52
28	GAIN DUE TO MONETARY POSITION	191,780	703	143,907	135
8	**OTHER FIANCIAL OPERATIONS**				
29	OTHER NET EXPENSES (INCOME) NET	**(228,961)**	**100**	**(65,395)**	**100**
30	(PROFIT) LOSS ON SALE OF OWN SHARES	(228,961)	(100)	(65,395)	(100)
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	**1,286,155**	**100**	**1,201,093**	**100**
32	INCOME TAX	1,040,156	81	956,480	80
33	DEFERED INCOME TAX	(8,068)	(1)	(225)	0
34	WORKERS' PROFIT SHARING	254,067	20	244,838	20
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 1 YEAR: **2004**
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**1,457,399**	**1,366,145**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	421,013	437,709
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**1,878,412**	**1,803,854**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	245,842	(833,751)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**2,124,254**	**970,103**
6	CASH FLOW FROM EXTERNAL FINANCING	(69,791)	(201,199)
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(69,791)**	**(201,199)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(910,839)**	**(646,296)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	1,143,624	122,608
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	12,300,022	10,796,933
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	13,443,646	10,919,541

TRANSLATION FOR INFORMATIO[N]
PURPOSES ONLY

STOCK EXCHANGE CODE GMODELO QUARTER 1 YEAR 2004
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

CONSOLIDATED
Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**421,013**	**437,709**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	491,726	474,862
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(8,643)	46,151
40	+ (-) ITEMS ADDED TO INCOME WICH DO NOT REQUIRE USING CASH	(62,070)	(83,304)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**245,842**	**(833,751)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(736,750)	(263,867)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	58,972	60,109
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	815,188	(299,459)
21	+ (-) DECREASE (INCREASE) IN SUPPLIER ACCOUNT	67,820	(168,730)
22	+ (-) DECREASE (INCREASE) IN OTHER LIABILITIES	40,612	(161,804)
6	**CASH FLOW FROM EXERNAL FINANCING**	**(69,791)**	**(201,199)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	(69,791)	(201,199)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENDS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(910,839)**	**(646,296)**
34	+ (-) INCREASE (DECREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(3,639)	(124)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(396,996)	(691,696)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(366,356)	71,738
37	+ SALE OF OTHER PERMNENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(143,848)	(26,214)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE GMODELO QUARTER 1 YEAR 2004
GRUPO MODELO, S.A. DE C.V.

RATIOS
CONSOLIDATED

CONSOLIDATED
Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PRESENT FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	15.87%		15.01%	
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	11.99%		11.56%	
3	NET INCOME TO TOTAL ASSETS (**)	9.82%		9.54%	
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%		0.00%	
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(13.16) %		(10.53) %	
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.62	times	0.63	times
7	NET SALES TO FIXED ASSETS (**)	1.06	times	1.04	times
8	INVENTORIES ROTATION (**)	3.78	times	3.45	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	10	days	6	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00%		0.00%	
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	18.09%		18.20%	
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.22	times	0.22	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	3.03%		2.82%	times
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00%		0.00%	
15	OPERATING INCOME TO INTEREST PAID	317,756.50	times	0.00%	times
16	NET SALES TO TOTAL LIABILITIES (**)	3.43	times	3.47	times
	LIQUIDITY				
17	CURREENT ASSETS TO CURRENT LIABILITIES	4.83	times	4.98	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	3.76	times	3.71	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	1.81	times	1.76	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	300.63%		272.31%	
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	20.45%		19.82%	
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	2.68%		(9.16) %	
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	265,531.75	times	0.00	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00%		100.00%	
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN GINANCING	0.00%		0.00%	
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	43.59%		107.02%	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE GMODELO QUARTER 1 YEAR 2004
GRUPO MODELO, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS		QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PRESENT FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	1.53		$ 1.37	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$ 0.00	
3	DILUITED PROFIT PER ORDINARY SHARE (**)	$	1.53		$ 1.37	
4	CONTINUOUS OPERATIONG PROFIT PER COMUN SHARE(**)	$	2.01		$ 1.82	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$	12.73		$ 11.87	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE		0	share	0	shares
11	MARKET PRICE TO CARRYING VALUE		2.39	times	2.02	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINAY SHARE (**)		19.96	times	17.53	times
13	MARKET PRICE TO BASIC PROFIT PREFERENT SHARE (**)		.00	times	00	times

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

THE ESTIMATED I.N.P.C. USED FOR THE END OF THE MONTH OF MARCH, 2004 WAS 108.587

R06: THE COMPANY DOES NOT HAVE CREDITS OR INVESTMENTS IN UDIS [Unidades de Inversion = Investment Units], AND THEREFORE WITH THIS COMMENT THE COMMUNICATION DATED DECEMBER 27, 1999, IS COMPLIED WITH.

THE CHARGE FROM THE APPLICATION OF THE INITIAL EFFECT OF THE DEFERRED TAX ON SHAREHOLDERS' EQUITY OF THE MAJORITY INTEREST WAS MADE IN THE ACCUMULATED PROFITS ACCOUNT WITH REFERENCE S42 FOR AN AMOUNT OF PS. 4,732,882, THIS BASED ON THE PROVISION OF BULLETIN D-4 INDICATING THAT THE INITIAL EFFECT OF THE APPLICATION OF THIS PRINCIPLE IS PRESENTED IN ONLY ONE ACCOUNT. THIS LINE WAS USED, SINCE IN THE SIFIC THERE IS NO REFERENCE IN WHICH WE CAN SHOW SAID EFFECT.

REFERENCE R37 "TAX RESULT FOR THE PERIOD" CORRESPONDS TO THAT OF GRUPO MODELO, DETERMINED ON THE BASIS OF THE TAX CONSOLIDATION RÉGIME.

THE CONTRIBUTIONS MADE TO PENSION PLANS AND THE EFFECT OF THE RESTRUCTURING OF THE MINORITY INTEREST CAPITAL ARE INCLUDED IN REFERENCE C26 "OTHER FINANCING". THIS IS BECAUSE IN REFERENCE C7 "FLOW FROM OWN FINANCING" THERE IS NO ITEM THAT ALLOWS NOTING THOSE MATTERS.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

GRUPO MODELO, S.A. DE C.V. AND SUBSIDIARIES

FINANCIAL SUMMARY FOR THE FIRST QUARTER 2004

MEXICO CITY, APRIL 20, 2004. DURING THE FIRST QUARTER, TOTAL BEER SALES VOLUME DECLINED 2.2% COMPARED TO THE SAME PERIOD OF 2003 DUE TO REDUCTIONS IN THE DOMESTIC AND EXPORT MARKETS. DOMESTIC VOLUMES DECREASED 1.7% AS A RESULT OF THE PRICE INCREASE IMPLEMENTED IN THE MONTH OF JANUARY; NEVERTHELESS, A DEMAND RECOVERY FOR MODELO'S PRODUCTS WAS SEEN AT THE END OF THE QUARTER. LIKEWISE, EXPORTS REGISTERED A 3.7% CONTRACTION DESPITE THE PRICE HIKE AT THE BEGINNING OF THE QUARTER IN THE UNITED STATES. CONSEQUENTLY, THE AVERAGE EXPORT PRICE GREW 8.1% IN DOLLAR TERMS. DURING THE QUARTER EXPORTS REPRESENTED 27.6% OVER NET SALES VERSUS 28.0% REGISTERED IN THE PREVIOUS YEAR.

NET SALES GREW 0.9% COMPARED TO THE SAME PERIOD OF 2003, REACHING 9,185 MILLION PESOS. LIKEWISE, QUARTERLY NET EXPORT REVENUE IN DOLLARS EXPERIENCED AN INCREASE OF 4.1%, AMOUNTING TO 221 MILLIONS.

THE COST OF GOODS SOLD DECREASED 1.2% AS A RESULT OF HIGHER PRODUCTION EFFICIENCIES AS WELL AS LOWER PARTICIPATION OF EXPORTS IN THE SALES MIX. CONSEQUENTLY, GROSS PROFIT TOTALED 5,228 MILLION PESOS, 2.6% HIGHER THAN THE SAME QUARTER OF THE PREVIOUS YEAR. GROSS MARGIN POSTED A 90 BASIS POINTS EXPANSION, REACHING 56.9%.

OPERATING EXPENSES DECLINED 0.6% AS A CONSEQUENCE OF LOWER ADVERTISING EXPENSES DURING THE QUARTER. THEREFORE, THE OPERATING INCOME WAS 2,542 MILLION PESOS, AN INCREASE OF 6.1% COMPARED TO THE SAME PERIOD OF THE PREVIOUS YEAR. THE OPERATING MARGIN REGISTERED A 140 BASIS POINTS INCREASE, STANDING AT 27.7%.

DEPRECIATION AND AMORTIZATION REACHED 492 MILLION PESOS, REPRESENTING 5.4% OVER NET SALES, SIMILAR PERCENTAGE COMPARED TO THAT POSTED IN 2003. EBITDA (OPERATING INCOME + DEPRECIATION - EQUITY INCOME OF ASSOCIATES INCLUDED IN COGS) STOOD AT 2,972 MILLION PESOS, WHICH REPRESENTED A YEAR OVER YEAR GROWTH OF 6.6%. CONSEQUENTLY, THE EBITDA MARGIN INCREASED 1.8 PERCENTAGE POINTS, REACHING 32.4%, A HIGH RECORD FOR THE FIRST QUARTER.

THE INTEGRAL COST OF FINANCING, REGISTERED AN UNFAVORABLE RESULT OF 27.0 MILLION PESOS PRIMARILY DUE TO LOWER REAL INTEREST RATE AND HIGHER INFLATION OBSERVED DURING THE QUARTER.

THE EFFECTIVE TAX RATE (INCLUDING PROFIT SHARING) WAS 46.9%, MAINTAINING STABLE LEVELS WITH RESPECT THE PRIOR YEAR. THE CURRENT RATE LEVEL COULD BE SUSTAINABLE FOR THE REMAINDER OF THE YEAR.

THE MAJORITY NET PROFIT WAS 1,110 MILLION PESOS, 6.6% ABOVE THE PRIOR YEAR. FURTHERMORE, THE NET MARGIN WAS BENEFITED BY A 70 BASIS POINTS EXPANSION, REACHING 12.1%. GRUPO MODELO'S EARNINGS PER SHARE STOOD AT 0.34, ABOVE THE 0.32 REGISTERED IN 2003.

AS OF MARCH 31, 2004, GRUPO MODELO'S CASH AND SHORT-TERM INVESTMENTS REPRESENTED 20.2% OF TOTAL ASSETS, WHICH TOTALED 66,455 MILLION PESOS, REPRESENTING A GROWTH OF 6.8% OVER THE LAST TWELVE MONTHS. FURTHERMORE, THE COMPANY'S STRONG FINANCIAL POSITION HAS BEEN MAINTAINED THROUGH A LONG TERM DEBT FREE CAPITAL STRUCTURE, AND SHORT TERM OPERATIONAL LIABILITIES OF 4,472 MILLION PESOS. SHAREHOLDER'S EQUITY REACHED 54,436 MILLION PESOS, REPRESENTING

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

A 7.0% GROWTH COMPARED TO 2003.

FINANCIAL RATIOS	MARCH 2004	MARCH 2003
INVENTORY TURNOVER	3.78 TIMES	3.45 TIMES
RECEIVABLES TURNOVER	10 DAYS	6 DAYS
LEVERAGE	18.9%	18.2%
CURRENT	4.83 TIMES	4.98 TIMES
EPS	1.53 PESOS PER SHARE	1.37 PESOS PER SHARE

DURING THE FIRST QUARTER OF 2004, GRUPO MODELO INVESTED 763 MILLION PESOS OF ITS OWN RESOURCES:

IN APRIL 19TH THE STOCKHOLDERS' MEETING DECLARED A DIVIDEND OF $1,771 MILLION PESOS, WHICH CORRESPONDS TO $0.8523 PESOS PER SHARE TO EACH OF THE 3,251'759,632 OUTSTANDING SHARES. THE AMOUNT OF THE DIVIDEND INCREASED 54% IN REAL TERMS COMPARED TO THE PREVIOUS YEAR AND THE PAYOUT RATIO REACHED 58%. THE DIVIDEND WILL BE PAID IN APRIL 26TH, 2004 AND IT IS IMPORTANT TO HIGHLIGHT THAT THE EX DIVIDEND DATE IS APRIL 22ND, 2004.

GRUPO MODELO, S.A. DE C.V. AND SUBSIDIARIES
SALES OF BEER IN MILLION HECTOLITERS

MARKET	I-04	%	I-03	%	VAR. (%)
DOMESTIC	6.545	72.4	6.656	72.0	-1.7
EXPORT	2.495	27.6	2.590	28.0	-3.7
TOTAL	9.040	100.0	9.246	100.0	-2.2

GRUPO MODELO, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2004 AND 2003

(AMOUNTS IN THOUSANDS OF CONSTANT MEXICAN PESOS AS OF MARCH 31, 2004)

1. INCORPORATION AND CORPORATE PURPOSE:

A) GRUPO MODELO, S. A. DE C. V. AND SUBSIDIARIES (THE GROUP) IS MAINLY ENGAGED IN THE PRODUCTION AND SALE OF BEER, WHICH BEGAN IN 1925.

B) THE MAIN ACTIVITY OF GRUPO MODELO, S. A. DE C. V. IS HOLDING 76.75% OF THE CAPITAL STOCK OF DIBLO S.A. DE C.V., WHOSE BUSINESS PURPOSE IS HOLDING REAL ESTATE AND INVESTING IN SHARES OF SUBSIDIARIES MAINLY INVOLVED IN THE PRODUCTION, DISTRIBUTION AND SALE OF BEER IN MEXICO AND ABROAD. THE MOST IMPORTANT COMPANIES, ON THE BASIS OF THEIR OPERATIONS AND STOCKHOLDERS' EQUITY, ARE AS FOLLOWS:

BREWERS:	PERCENTAGE OF SHAREHOLDING
CERVECERÍA MODELO, S. A. DE C. V.	100
COMPAÑÍA CERVECERA DE ZACATECAS, S. A. DE C. V.	100
COMPAÑÍA CERVECERA DEL TRÓPICO, S. A. DE C. V.	100
CERVECERÍA MODELO DE GUADALAJARA, S. A. DE C. V.	100
CERVECERÍA MODELO DEL NOROESTE, S. A. DE C. V.	100
CERVECERÍA MODELO DE TORREÓN, S. A. DE C. V.	100
CERVECERÍA DEL PACÍFICO, S. A. DE C. V.	100
	===
TRANSFORMATION OF BARLEY TO MALT:	
CEBADAS Y MALTAS, S. A. DE C. V.	100
	===
MACHINERY MANUFACTURERS:	
INAMEX DE CERVEZA Y MALTA, S. A. DE C. V.	100
	===
MANUFACTURER OF BEER CANS AND CROWNS:	
ENVASES Y TAPAS MODELO, S. A. DE C. V.	100
	===
AGENCIES DISTRIBUTING BEER AND OTHER PRODUCTS:	
CERVEZA CORONA EN GUADALAJARA, S. A. DE C. V.	100
LA MODELO EN MONTERREY, S. A. DE C. V.	100
DISTRIBUIDORA PACÍFICO Y MODELO DE LA PAZ, S. A. DE C. V.	100
CERVEZA CORONA EN COLIMA, S. A. DE C. V.	100
IMPULSORA MERCANTIL DE SALTILLO, S. A. DE C. V.	100
SOCIEDAD MERCANTIL DE MORELOS, S. A. DE C. V.	100

EXPANSIÓN MERCANTIL HIDALGUENSE, S. A. DE C. V.	100
LA CERVEZA CORONA DEL CENTRO, S. A. DE C. V.	100
PROMOTORA OAXAQUEÑA, S. A. DE C. V.	100
PROMOTORA COMERCIAL DEL BAJÍO, S. A. DE C. V.	100
CERVEZAS MODELO DE LA LAGUNA, S. A. DE C. V.	100
IMPULSORA MERCANTIL DE TEXCOCO, S. A. DE C. V.	100
LA CORONA EN SAN CRISTOBAL, S.A. DE C.V.	100
LA CORONA EN NAUCALPAN, S. A. DE C. V.	100
LAS CERVEZAS DE MÉXICO EN PUEBLA, S. A. DE C. V.	100
DISTRIBUIDORA PACÍFICO Y MODELO DE MAZATLÁN, S. A. DE C. V.	100
LA CORONA DE LOS REYES, S. A. DE C. V.	100
CERVEZA CORONA DE ZACATECAS, S. A. DE C. V.	100
CERVEZAS MODELO EN VALLARTA, S. A. DE C. V.	100
IMPULSORA MERCANTIL DE LA COSTA, S. A. DE C. V.	78
DISTRIBUIDORA MODELO DE TOLUCA, S. A. DE C. V.	60
	===

COMPANY CONTROLLING DISTRIBUTORS OF BEER AND OTHER PRODUCTS ABROAD:

PROCERMEX, INC.	100
	===

REAL-ESTATE COMPANIES ENGAGED IN THE DISTRIBUTION OF BEER AND OTHER PRODUCTS:

INMOBILIARIA DE TAMPICO, S. A. DE C. V.	100
PROMOTORA DEL SURESTE, S. A. DE C. V.	100
INMOBILIARIA BAJACAL, S. A. DE C. V.	100
IMPULSORA DEL NAZAS, S. A. DE C. V.	100
IMPULSORA TAPATÍA, S. A. DE C. V.	100
IMPULSORA DE LA PERIFERIA, S. A. DE C. V.	100
ADMINISTRACIÓN Y PROMOCIÓN DE INMUEBLES, S. A. DE C. V.	100
METROPOLITANA DE BIENES RAÍCES, S. A. DE C. V.	100
IMPULSORA POTOSINA, S. A. DE C. V.	100
PROMOTORA E IMPULSORA ACAPULQUEÑA, S. A. DE C. V.	80
	===

THE GROUP IS IN THE PROCESS OF MERGING ITS DISTRIBUTION AGENCIES IN ORDER TO IMPROVE ITS OPERATIONS.

2. ACCOUNTING POLICIES:

THE MAIN ACCOUNTING POLICIES APPLIED BY THE GROUP IN THE PREPARATION OF THESE FINANCIAL STATEMENTS ARE IN LINE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN MEXICO. THESE ACCOUNTING PRINCIPLES REQUIRE THAT GROUP MANAGEMENT MAKES ESTIMATES BASED ON CIRCUMSTANCES AND APPLY CERTAIN ASSUMPTIONS IN DETERMINING THE VALUATION OF SOME ITEMS INCLUDED IN THE FINANCIAL STATEMENTS.

THE GROUP IS MANAGEMENT CONSIDERS THAT THE ESTIMATES AND ASSUMPTIONS USED AT THE DATE OF ISSUANCE OF THE FINANCIAL STATEMENTS ARE REASONABLE, ALTHOUGH THESE ESTIMATES AND ASSUMPTIONS COULD DIFFER FROM THEIR FINAL EFFECT.

THE MAIN ACCOUNTING POLICIES ARE SUMMARIZED AS FOLLOWS:

A) CONSOLIDATION - THE GROUP PREPARES CONSOLIDATED FINANCIAL STATEMENTS, WHICH INCLUDE THE FINANCIAL SITUATION AND THE RESULTS OF THE COMPANIES IN WHICH

DIBLO S.A. DE C.V. HAS CONTROL AND DIRECT OR INDIRECT PARTICIPATION OF MORE THAN 50% OF THE COMMON STOCK; SIGNIFICANT INTERCOMPANY OPERATIONS HAVE BEEN ELIMINATED IN CONSOLIDATION.

B) BASIS FOR PREPARATION - THE CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP INCLUDE THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION, AS REQUIRED BY STATEMENT B-10 AND THE AMENDMENTS THERETO, ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS (MIPA).

C) COMPARABILITY - THE FIGURES SHOWN IN THE CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO ARE STATED CONSISTENTLY IN MEXICAN PESOS AT THE PURCHASING POWER OF MARCH 31, 2004, BY APPLYING FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI).

D) TRANSLATION OF THE FINANCIAL INFORMATION OF SUBSIDIARIES LOCATED ABROAD - TRANSLATION OF THE FINANCIAL INFORMATION OF THE SUBSIDIARIES ABROAD TO MEXICAN PESOS, REQUIRED FOR CONSOLIDATION, WAS CONDUCTED IN ACCORDANCE WITH THE GUIDELINES OF STATEMENT B-15 "TRANSACTIONS IN FOREIGN CURRENCY AND TRANSLATION OF THE FINANCIAL STATEMENTS OF OPERATIONS ABROAD", ISSUED BY MIPA, THROUGH THE METHOD OF INTEGRATED FOREIGN OPERATIONS. THE FREE-PURCHASE EXCHANGE RATE OF $11.11 ($ 10.58 EN 2003) PER US DOLLAR, WAS USED IN TRANSLATING MONETARY ITEMS; NON-MONETARY ITEMS AND THE INCOME STATEMENT WERE TRANSLATED INTO MEXICAN PESOS AT THE EXCHANGE RATES PREVAILING ON THE DATES ON WHICH THE TRANSACTIONS THAT ORIGINATED THEM WERE CARRIED OUT. THE EFFECTS DERIVED FROM THIS TRANSLATION ARE SHOWN IN THE COMPREHENSIVE FINANCING RESULT.

E) MARKETABLE SECURITIES - THE MARKET SECURITIES THAT CORRESPOND TO THE FINANCIAL SECURITIES RELATED TO THE BUSINESS PURPOSE AND FINANCIAL SECURITIES AVAILABLE FOR SALE, ARE VALUED AT THEIR FAIR VALUE WHICH IS SIMILAR TO THEIR MARKET VALUE. THE FAIR VALUE IS THE AMOUNT OF MONEY USED TO CHANGE A FINANCIAL ASSET TO LIQUIDATE A FINANCIAL LIABILITY AMONG INTERESTED AND WILLING PARTIES, IN A FREE MARKET TRANSACTION.

F) INVENTORIES - THESE ITEMS ARE VALUED BY THE LAST-IN, FIRST-OUT METHOD, AND ARE RESTATED USING THE REPLACEMENT OR MANUFACTURING COSTS METHOD. SUCH RESTATEMENT DOES NOT EXCEED MARKET VALUE.

G) COST OF SALES - RESTATEMENT OF THIS ACCOUNT WAS CARRIED OUT BASED ON THE RESTATED VALUE OF INVENTORIES.

H) INVESTMENTS IN SHARES OF ASSOCIATES AND NON-CONSOLIDATED SUBSIDIARIES - PERMANENT INVESTMENTS IN SHARES ARE RECORDED AT ACQUISITION COST AND ARE VALUED BY APPLYING THE EQUITY METHOD. THE PARTICIPATION IN THE PROFITS OF ASSOCIATED COMPANIES WHICH MANUFACTURE ITEMS NECCESARY FOR THE PRODUCTION OF BEER, IS SHOWN IN THE INCOME STATEMENT REDUCING THE COST OF SALES.

I) PROPERTY, PLANT AND EQUIPMENT - THESE ITEMS ARE RECORDED AT ACQUISITION COST, AND ARE RESTATED BY APPLYING INFLATION FACTORS DERIVED FROM THE NCPI, TO THE NET REPLACEMENT VALUE DETERMINED BY INDEPENDENT EXPERT APPRAISERS AT DECEMBER 31, 1996, AND IN ACCORDANCE WITH THEIR ACQUISITION DATE, IN THE CASE OF PURCHASES SUBSEQUENT TO THAT DATE.

J) CONSTRUCTION IN PROGRESS AND ADVANCES TO SUPPLIERS - THESE ITEMS ARE RECORDED AT THE VALUE AT WHICH THE EXPENDITURES ARE MADE, AND ARE RESTATED THOUGH THE APPLICATION OF INFLATION FACTORS DERIVED FROM THE NCPI, ACCORDING

TO THE AGE OF THE EXPENDITURE.

K) DEPRECIATION - THIS ITEM WAS CALCULATED BASED ON THE RESTATED VALUES OF PROPERTY, PLANT AND EQUIPMENT, TAKING AS A BASE, THE PROBABLE USEFUL LIFE AS DETERMINED BY INDEPENDENT APPRAISERS; AS FOR THE 1997 ACQUISITION, THE USEFUL LIVES ARE DETERMINED BY THE TECHNICAL DEPARTMENT OF THE GROUP.

L) GOODWILL AND UNAMORTIZED EXPENSES - GOODWILL IS DETERMINED BY COMPARING THE PURCHASE VALUE OF PERMANENT INVESTMENTS IN SHARES AND THE BOOK VALUE OF THOSE SHARES, AND INSTALLATION AND ORGANIZATION EXPENSES ARE RECORDED AT THEIR ACQUISITION COST. THESE ITEMS ARE RESTATED, APPLYING FACTORS DERIVED FROM THE NCPI, AS PER THE AGING OF EXPENDITURES. LICENSES AND PERMITS ARE RECORDED AT THEIR ACQUISITION COST, WHICH, AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS, IS SIMILAR TO THEIR MARKET VALUE.

M) AMORTIZATION - THE ORIGINAL AMOUNT AND RESTATEMENT OF INSTALLATION AND ORGANIZATION EXPENSES ARE AMORTIZED BY THE STRAIGHT-LINE METHOD ON THE FINAL BALANCE OF EACH PERIOD. THE RATE USED FOR ACCOUNTING PURPOSES IS 10%, EXCEPT GOODWILL, WHICH IS AMORTIZED IN THE PERIOD IN WHICH GRUPO ESTIMATES THE INVESTMENT WILL BE RECOVERED. THE PRACTICE OF AMORTIZING INVESTMENTS IN LICENSES AND PERMITS BY THE STRAIGHT-LINE METHOD ON THE FINAL BALANCE OF THE PERIOD, AT THE RATE OF 5% WAS ESTABLISHED IN 2003. ADOPTION OF THIS POLICY GAVE RISE TO A CHARGE TO INCOME OF APPROXIMATELY $3,805.

N)BASED ON THE APPLICATION OF THE BULLETIN C-15 IMPAIRMENT OF THE VALUE OF LONG-LIVE ASSETS AND THEIR DISPOSAL, ISSUED BY THE ACCOUNTING PRINCIPLES BOARD OF MIPA, THE GROUP CONDUCTED A STUDY TO VALUE ITS LONG LIVED ASSETS USING DISCOUNTED CASH FLOWS. AS A RESULT OF THIS STUDY, THERE WAS NO INDICATION THAT ITS LONG LIVED ASSETS VALUE SHOULD DECREASE ITS VALUE DUE TO DETERIORATION.

Ñ)FOREIGN CURRENCIES - THE ASSETS AND LIABILITIES THAT REPRESENT RIGHTS AND OBLIGATIONS RECEIVABLE OR PAYABLE IN FOREIGN CURRENCY, ARE TRANSLATED TO MEXICAN PESOS AT THE EXCHANGE RATE IN EFFECT ON THE TRANSACTION DATE (SEE NOTE 12). BALANCES AT PERIOD-END ARE VALUED AT THE RATE OF EXCHANGE IN EFFECT AT PERIOD-END, AND THE RESULTING DIFFERENCES ARE RECORDED DIRECTLY IN THE INCOME STATEMENT, FORMING PART OF THE COMPREHENSIVE FINANCING RESULT.

O) LABOR OBLIGATIONS UPON RETIREMENT - LABOR OBLIGATIONS FOR PROJECTED BENEFITS, AS WELL AS UNAMORTIZED ITEMS, AND THE NET COST FOR THE PERIOD, WITH REGARDS TO SENIORITY PREMIUMS AND PENSION PLANS, ARE DETERMINED UNDER THE UNITARY COST METHOD, BY INDEPENDENT ACTUARIES, AND ARE RECORDED IN ACCORDANCE WITH THE GUIDELINES ESTABLISHED IN STATEMENT D-3, "LABOR OBLIGATIONS", ISSUED BY THE MIPA. CONTRIBUTIONS TO THE TRUSTS THAT HANDLE THE PLAN ASSETS, ARE DETERMINED ON THE SAME BASIS AS IN PRIOR YEARS AND CORRESPOND TO THE PENSION PLANS APPROVED BY THE MEXICAN TAX AUTHORITIES.

P) SEVERANCE PAY - THESE PAYMENTS ARE CHARGED TO THE INCOME STATEMENT IN THE YEAR IN WHICH THEY ARE MADE.

Q) DEFERRED INCOME TAX AND EMPLOYEES' PROFIT SHARING - IN RECOGNIZING DEFERRED INCOME TAX, THE GROUP USE THE METHOD OF COMPREHENSIVE ASSETS AND LIABILITIES, WHICH CONSISTS OF DETERMINING THE AFORE MENTIONED TAX BY APPLYING THE INCOME TAX RATE CORRESPONDING TO TEMPORARY DIFFERENCES BETWEEN THE ACCOUNTING AND

FISCAL VALUES OF ASSETS AND LIABILITIES AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS. AS FOR EMPLOYEES' STATUTORY PROFIT SHARING, THERE ARE NO TEMPORARY DIFFERENCES BETWEEN THE BOOK RESULT AND THE TAX BASE APPLICABLE IN THE DETERMINATION OF EMPLOYEES' STATUTORY PROFIT SHARING, WHICH COULD GIVE RISE TO A SIGNIFICANT DEFERRED ASSET OR LIABILITY.

R) RESTATEMENT OF STOCKHOLDERS' EQUITY - THIS ACCOUNT IS RESTATED BY APPLYING INFLATION FACTORS DERIVED FROM THE NCPI, ACCORDING TO THEIR AGE OR CONTRIBUTION DATE. THE EFFECTS OF THAT RESTATEMENT ARE PRESENTED IN THE FINANCIAL STATEMENTS, IN EACH OF THE ACCOUNTS THAT GAVE RISE TO THEM.

S) INSUFFICIENCY IN THE RESTATEMENT OF STOCKHOLDERS' EQUITY - THE BALANCE OF THIS ACCOUNT IS REPRESENTED BY THE ALGEBRAIC SUM OF THE ITEMS "RESULT FROM HOLDING NON-MONETARY ASSETS" AND "ACCUMULATED EQUITY MONETARY RESULT" WHICH ARE DESCRIBED BELOW:

RESULT FROM HOLDING NON-MONETARY ASSETS - THIS ITEM REPRESENTS THE CHANGE IN THE VALUE OF NON-MONETARY ASSETS DUE TO CAUSES OTHER THAN INFLATION. IT IS DETERMINED ONLY WHEN THE SPECIFIC COST METHOD IS USED, SINCE THESE COSTS ARE COMPARED WITH RESTATEMENTS DETERMINED THROUGH THE NCPI. IF THE SPECIFIC COSTS ARE HIGHER THAN THE INDEXES, THERE WILL BE A GAIN FROM SAID HOLDING; OTHERWISE, A LOSS WILL OCCUR. THE RESULT FROM HOLDING NON-MONETARY ASSETS GENERATED AT 1996, DUE TO THE RESTATEMENT OF FIXED ASSETS, IS RESTATED IN THE SAME MANNER AS THE OTHER STOCKHOLDERS' EQUITY ACCOUNTS.

ACCUMULATED EQUITY MONETARY RESULT - THIS ITEM IS THE RESULT ORIGINATED IN THE INITIAL RESTATEMENT OF THE FINANCIAL STATEMENT FIGURES.

T) RESULT FROM MONETARY POSITION - THIS ACCOUNT REPRESENTS THE EFFECT OF INFLATION ON MONETARY ASSETS AND LIABILITIES, EVEN THOUGH THEY CONTINUE TO HAVE THE SAME NOMINAL VALUE. WHEN MONETARY ASSETS EXCEED MONETARY LIABILITIES, A MONETARY POSITION LOSS IS GENERATED, GIVEN THAT WHEN USE IS MADE OF THEM, AN AMOUNT EQUAL TO THE NOMINAL VALUE WILL BE AT THE GROUP'S DISPOSAL, BUT WITH A LOWER PURCHASING POWER. WHEN LIABILITIES ARE GREATER, A GAIN WILL BE OBTAINED, SINCE THEY ARE SETTLED WITH MONEY OF LOWER PURCHASING POWER. THOSE EFFECTS ARE CHARGED OR CREDITED TO INCOME, FORMING PART OF THE COMPREHENSIVE FINANCING RESULT.

U) COMPREHENSIVE INCOME STATEMENT B-4 "COMPREHENSIVE INCOME" REQUIRES THAT THOSE ITEMS MAKING UP CAPITAL GAINED DURING THE PERIOD BE SHOWN IN THE STATEMENT OF STOCKHOLDERS' EQUITY, UNDER THE ITEM OF COMPREHENSIVE INCOME.

V) EARNINGS PER SHARE - EARNINGS PER SHARE ATTRIBUTABLE TO THE MAJORITY INTEREST WERE CALCULATED CONSIDERING THE AVERAGE OF COMMON OUTSTANDING SHARES.

3. ACCOUNTS AND NOTES RECEIVABLE:

THE BALANCE OF THIS ACCOUNT IS MADE UP AS FOLLOWS:

ITEM	2004	2003
TRADE ACCOUNTS RECEIVABLE	$2,501,746	$1,182,092
SUNDRY DEBTORS	147,430	539,187
SELLERS	44,172	47,330

	2,693,348	1,768,609
LESS- ALLOWANCE FOR DOUBTFUL ACCOUNTS	(298,441)	(284,864)
	2,394,907	1,483,745
RECOVERABLE VALUE ADDED TAX	45,705	35,846
OFFICERS AND EMPLOYEES	29,157	21,220
NON-CONSOLIDATED RELATED COMPANIES (SEE NOTE 11)	30,839	29,142
	2,500,608	1,569,953
LESS - SHORT-TERM ACCOUNTS AND NOTES RECEIVABLE	(1,481,293)	(1,423,648)
LONG- TERM ACCOUNTS AND NOTES RECEIVABLE	$1,019,315	$ 146,305

4. INVENTORIES:

THE BALANCE OF THIS ACCOUNT IS MADE UP AS FOLLOWS:

ITEM	2004	2003
CONTAINERS AND PACKAGING	$1,717,717	$1,970,428
RAW MATERIALS	1,063,554	839,931
FINISHED GOODS AND WORK IN PROCESS	1,187,028	1,243,452
SPARE PARTS AND ACCESSORIES	575,482	552,002
MERCHANDISE IN TRANSIT AND ADVANCES TO SUPPLIERS	371,236	418,064
ADVERTISING ARTICLES	109,936	119,145
	5,024,953	5,143,022
LESS- ALLOWANCE FOR SLOW-MOVING INVENTORIES	(227,806)	(79,008)
	$4,797,147	$5,064,014

5. INVESTMENT IN SHARES OF ASSOCIATES AND NON-CONSOLIDATED SUBSIDIARIES:

A) THE BALANCE OF THIS ACCOUNT IS MADE UP AS FOLLOWS:

COMPANIES	PERCENTAGE OF SHARES COMPOSING THE CAPITAL STOCK	2004	2003
DIRECCIÓN DE FÁBRICAS, S. A. DE C. V.(HOLDING COMPANY OF GLASS CONTAINER MANUFACTURING COMPANIES)	41	$2,472,939	$2,248,009

GONDI, S. A. DE C. V.	7	190,239	198,286
EXTRACTOS Y MALTAS, S. A. DE C. V.	26	107,024	107,450
FOREIGN INVESTMENTS (1)	40-81	117,992	111,182
	=====	----------	----------
		2,888,194	2,664,927
OTHERS		50,294	30,504
		----------	----------
		2,938,488	2,695,431
LESS - ALLOWANCE FOR IMPAIRMENT		(72,038)	(65,635)
		----------	----------
		$2,866,450	$2,629,796
		==========	==========

(1) THE FIGURES SHOWS IN THE CONSOLIDATED FINANCIAL STATEMENTS DO NOT INCLUDE THE FINANCIAL POSITION OF SEEGER INDUSTRIAL, S.A., AN INVESTMENT GROUPED IN THE INVESTMENTS ABROAD CAPTION, AS THE ACCOUNTING POLICIES FOLLOWED BY THIS SUBSIDIARY DIFFER FROM THOSE OF THE OTHER COMPANIES COMPRISING GRUPO. THE INVESTMENT IN THIS SUBSIDIARY REPRESENTS LESS THAN 0.03% (0.03% IN 2003) OF CONSOLIDATED ASSETS.

B) THE AMOUNT OF THE INVESTMENT IN SHARES OF ASSOCIATES AND NON-CONSOLIDATED SUBSIDIARIES, INCLUDES THE SHAREHOLDING IN THE RESULTS OF THOSE ENTITIES AMOUNTING TO $62,070 PROFIT ($83,361 IN 2003).

6. PROPERTY, PLANT AND EQUIPMENT - NET:

A) THE BALANCE OF THIS ACCOUNT IS MADE UP AS FOLLOWS:

	2004			2003
ITEM	NET HISTORICAL COST	NET RESTATEMENT	NET TOTAL VALUE	NET TOTAL VALUE
LAND	$ 1,189,237	$ 2,908,188	$ 4,097,425	$ 4,008,506
MACHINERY AND EQUIPMENT	8,163,341	6,768,436	14,931,778	15,256,272
TRANSPORTATION EQUIPMENT	1,738,652	607,488	2,346,140	2,546,499
BUILDINGS AND OTHER STRUCTURES	4,193,940	5,829,409	10,023,349	9,958,970
COMPUTER EQUIPMENT	238,416	19,910	258,326	258,852
FURNITURE AND OTHER EQUIPMENT	365,854	120,271	486,125	384,163
ANTIPOLLUTION EQUIPMENT	430,533	238,146	668,679	712,754
CONSTRUCTION IN PROGRESS AND ADVANCES TO SUPPLIERS	5,690,224	492,304	6,182,528	4,679,758
	-----------	-----------	-----------	-----------
	$22,010,198	$16,984,154	$38,994,350	$37,805,774
	===========	===========	===========	===========

DEPRECIATION FOR THE PERIOD AMOUNTED TO $478,196 ($457,235 IN 2003).

B) GROUP'S MANAGEMENT ESTIMATES THAT COMPLETION OF WORKS IN PROCESS AND ADVANCES TO SUPPLIERS WILL REQUIRE AN ADDITIONAL INVESTMENT OF APPROXIMATELY $4,044,436 ($2,977,622 IN 2003), TO BE APPLIED IN THE CONSTRUCTION OF WAREHOUSES, OFFICES AND THE ACQUISITION AND INSTALLATION OF NEW PRODUCTION LINES AND THE EXPANSION OF FACTORY PRODUCTION CAPACITY. THIS WORK IS TO BE COMPLETED IN 2004 AND 2005.

7. CONTINGENCIES AND COMMITMENTS:

A) THE GROUP HAS A PENSION AND SENIORITY PREMIUM PLAN TO COVER OBLIGATIONS ESTABLISHED BY ITS LABOR CONTRACTS AND THE MEXICAN FEDERAL LABOR LAW. THESE COMPENSATIONS ARE CLAIMED ONLY AFTER HAVING WORKED A CERTAIN NUMBER OF YEARS.

AS OF THE DATE OF THE FINANCIAL STATEMENTS THE AMOUNT OF THE ACCRUED LIABILITY FOR LABOR OBLIGATIONS UPON RETIREMENT OF THE PERSONNEL IS ANALYZED AS FOLLOWS:

DESCRIPTION	2004	2003
OBLIGATIONS FOR CURRENT BENEFITS	$ 4,482,414	$ 3,893,065
ADDITIONAL AMOUNT FOR PROJECTED BENEFITS	369,428	366,385
OBLIGATIONS FOR PROJECTED BENEFITS	4,851,842	4,259,450
PLAN ASSETS (TRUST FUND)	(3,530,166)	(3,133,192)
	1,321,676	1,126,258
ITEMS TO BE AMORTIZED OVER A PERIOD OF 17 TO 23 YEARS:		
FOR ADJUSTMENTS TO VARIANCES	(1,548,637)	(1,718,385)
FOR PAST SERVICES	(509,001)	(36,100)
PROJECTED NET ASSETS	(735,692)	(628,227)
ADDITIONAL LIABILITY MADE OF:		
INTANGIBLE ASSETS	519,099	514,492
ADJUSTMENT TO CAPITAL	1,004,699	728,246
ACCRUED LIABILITY	$ 787,836	$ 614,511

THE INTANGIBLE ASSETS AND THE ADJUSTMENT TO CAPITAL ARE CREATED FOR THOSE SUBSIDIARIES IN WHICH THE TRUST FUNDS AND THE NET CURRENT LIABILITY ARE LESS THAN THE OBLIGATIONS FOR CURRENT BENEFITS.

CONTRIBUTIONS TO THE TRUSTS THAT MANAGE THE PLAN ASSETS IN THE PERIOD AMOUNTED TO $144,558 ($109,044 IN 2003). PAYMENTS MADE BY THE TRUSTS TO BENEFICIARIES AMOUNTED TO $36,809 ($27,952 IN 2003).

THE NET COST FOR THE PERIOD AMOUNTED TO $74,700 ($62,896 IN 2003) AND WAS DETERMINED IN THE SAME MANNER AS PROJECTED BENEFIT OBLIGATIONS, AT AN

ESTIMATED REAL RATE OF RETURN OF 5%, AND ON AN AVERAGE INCREASE IN SALARIES OF 1.5% IN BOTH PERIODS.

THE TAX PROVISIONS RELATED TO PENSION PLAN AND RETIREMENT FUNDS STIPULATE THAT INVESTMENTS IN SECURITIES ISSUED BY THE COMPANY ITSELF OR BY RELATED PARTIES MUST NOT EXCEED 10% OF THE OVERALL RESERVE FOR THESE FUNDS, PROVIDED THE SECURITIES IN QUESTION ARE APPROVED BY THE NATIONAL BANKING AND SECURITIES COMMISSION. SHOULD THIS PERCENTAGE EXCEED THE LIMIT, THERE IS A TERM EXPIRING DECEMBER 31, 2006 TO ADJUST THE PERCENTAGE IN COMPLIANCE WITH THE AFOREMENTIONED 10% LIMIT.

B) THERE IS AN UNMEASURED LIABILITY FOR THE SEVERANCE PAYMENTS THAT WOULD HAVE TO BE PAID TO PERSONNEL, IN THE CASES PROVIDED FOR IN THE MEXICAN FEDERAL LABOR LAW AND THE COLLECTIVE LABOR CONTRACT. DURING THE PERIOD SEVERANCE PAYMENTS HAVE BEEN MADE FOR $47,267 ($20,517 IN 2003).

C) THERE ARE LAWSUITS FILED BEFORE THE AUTHORITIES FOR DIFFERENT REASONS. IN THE OPINION OF THE GROUP'S OFFICERS AND LAWYERS, THESE MATTERS WILL BE RESOLVED FAVORABLY. IN ANY CASE, THE RESULT OF THE LAWSUITS WILL NOT SUBSTANTIALLY AFFECT THE FINANCIAL SITUATION OR THE RESULTS OF ITS OPERATIONS.

D) AT THE CLOSING OF THE PERIOD, THERE ARE COMMITMENTS FOR THE PURCHASE OF INVENTORIES, MACHINERY AND EQUIPMENT IN THE AMOUNT OF APPROXIMATELY USD 135,306 MILLION (USD 75,451 MILLION IN 2003).

E) IN 2000 AND 2001, STRAIGHT-LEASING AGREEMENTS WERE SIGNED FOR AIR TRANSPORTATION EQUIPMENT, ESTABLISHING MANDATORY TERMS OF 10 AND 7 YEARS AND MONTHLY RENT OF USD 170,000 AND USD 24,000, RESPECTIVELY.

8. COMMON STOCK:

AS OF MARCH 31, 2004 AND 2003, COMMON STOCK IS COMPRISED OF 3,251,759,632 SHARES, WITH NO PAR VALUE, DIVIDED AS FOLLOWS:

DESCRIPTION	AMOUNT
FIXED CAPITAL:	
SERIES A CLASS I SHARES - WITHOUT WITHDRAWAL RIGHTS, REPRESENTED BY 1,459,389,728 FULLY SUBSCRIBED AND PAID-IN COMMON VOTING SHARES; THESE SHARES MUST ALWAYS REPRESENT 56.10% OF THE TOTAL SHARES OF THE COMMON STOCK WITH VOTING RIGHTS; AND MAY BE ACQUIRED DIRECTLY OR INDIRECTLY ONLY BY MEXICAN INDIVIDUALS OR CORPORATIONS (HISTORICAL VALUE)	$ 785,996
VARIABLE CAPITAL:	
SERIES B CLASS II SHARES - REPRESENTED BY 1,142,017,984 FULLY SUBSCRIBED AND PAID-IN COMMON VOTING SHARES, WHICH IN NO CASE MAY REPRESENT MORE THAN 43.90% OF THE TOTAL VOTING SHARES OF THE COMMON STOCK, AND WILL BE SUBJECT TO NO SUBSCRIPTION LIMITATIONS	

(HISTORICAL VALUE)	1,085,855
SERIES C CLASS II SHARES - REPRESENTED BY 650,351,920 FULLY SUBSCRIBED AND PAID-IN NONVOTING SHARES; WHICH IN NO CASE MAY REPRESENT MORE THAN 20% OF THE COMMON STOCK (HISTORICAL VALUE)	967,801
	2,839,652
EFFECT OF RESTATEMENT	11,323,435
	$14,163,087

B) COMPOSITION OF UPDATING OF SOME SHAREHOLDERS' EQUITY ACCOUNTS:

ITEM	FIGURES HISTORIC	EFFECTS OF UPDATING	FIGURES UPDATED
CAPITAL	2,839,652	11,323,435	14,163,087
SHARE PREMIUM	193,388	749,841	943,229
ACCUMULATED PROFITS:			
LEGAL RESERVE	1,065,782	456,675	1,522,457
RESERVE FOR ACQUISITION OF OWN SHARES	150,000	445,776	595,776
TO BE APPLIED	20,315,955	8,902,038	29,217,993
PROFIT FOR THE PERIOD	1,104,268	5,601	1,109,869
TOTAL	25,669,045	21,883,366	47,552,411

9. COMPREHENSIVE INCOME:

GRUPO'S COMPREHENSIVE INCOME FOR THE YEAR IS MADE UP AS FOLLOWS:

DESCRIPTION	2004	2003
PROFIT FOR THE YEAR	$1,457,397	$1,366,145
ADJUSTMENT TO CAPITAL FOR LABOR OBLIGATIONS UPON RETIREMENT	0	0
RESULT FROM HOLDING NON-MONETARY ASSETS	(41,515)	(43,167)
COMPREHENSIVE INCOME	$1,415,882	$1,322,978

10. INCOME TAX, ASSET TAX, EMPLOYEES' PROFIT SHARING AND RESTRICTIONS ON PROFITS:

A) THE INCOME TAX AND ASSET TAX PROVISION AS OF MARCH 31 IS MADE UP AS FOLLOWS:

ITEM:	2004	2003
INCOME TAX INCURRED	$1,031,870	$950,799
ASSET TAX	8,286	5,681
DEFERRED INCOME TAX	(8,068)	(225)
	$1,032,088	$956,255

B) DEFERRED TAXES - THE MAIN TEMPORARY ITEMS GIVING RISE TO THE DEFERRED TAX LIABILITY AT THE DATE OF THESE CONSOLIDATED FINANCIAL STATEMENTS ARE ANALYZED AS FOLLOWS:

ITEM:	2004	2003
FIXED ASSETS AND OTHER ASSETS	$5,500,333	$5,561,807
INVENTORIES	1,357,342	1,289,070
LABOR OBLIGATIONS UPON RETIREMENT	239,621	191,690
TRADE ACCOUNTS RECEIVABLE	(169,077)	(140,017)
LIABILITY PROVISIONS	(43,798)	(41,604)
SUBTOTAL	6,884,421	6,860,946
TAX CREDITS CORRESPONDING TO:		
TAX LOSSES	(34,640)	(74,792)
ASSET TAX RECOVERABLE	(89,435)	(87,151)
TOTAL DEFERRED TAX LIABILITY	$6,760,346	$6,699,003

C) AT THE DATE OF THE CONSOLIDATED BALANCE SHEET, THERE ARE TAX LOSSES THAT WILL AFFECT THE CONSOLIDATED TAX RESULT BY $41,652 ($132,576 IN 2003), THAT CAN BE AMORTIZED AGAINST FUTURE TAX PROFITS, AFTER RESTATEMENT. IN THIS YEAR, PRIOR YEARS' TAX LOSSES IN THE AMOUNT OF $7,459 ($14,197 IN 2003) AT HISTORICAL VALUES, HAVE BEEN AMORTIZED.

D) ASSET TAX IS CALCULATED BY APPLYING THE RATE OF 1.8% OVER THE NET AMOUNT OF CERTAIN ASSETS AND LIABILITIES AND IS PAID ONLY WHEN ASSET TAX EXCEEDS INCOME TAX OF THE YEAR.

E) EMPLOYEE'S PROFIT SHARING IS CALCULATED BY APPLYING THE RATE OF 10% OVER THE AMOUNT DETERMINED IN ACCORDANCE WITH THE SPECIAL RULES SET FORTH IN THE INCOME TAX LAW.

F) AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS, THERE IS ASSET TAX IN THE AMOUNT OF $182,419 ($159,312 IN 2003) AT HISTORICAL VALUE. FOR WHICH A REFUND CAN BE REQUESTED IN THE FOLLOWING TEN YEARS, AFTER RESTATEMENT, PROVIDED INCOME TAX EXCEEDS ASSET TAX IN ANY OF THOSE PERIODS.

- CERTAIN COMPANIES INCURRED NO INCOME TAX, AND THEREFORE, THE ASSET TAX FOR THE YEAR IS CONSIDERED AS AN ACCOUNT RECEIVABLE FOR THOSE COMPANIES WHEN THERE IS CERTAINTY THAT SAID AMOUNT CAN BE CREDITED AGAINST INCOME TAX IN FUTURE PERIODS; THIS IS SHOWN IN THE BALANCE SHEET, TOGETHER WITH DEFERRED TAX, AS PROVIDED FOR IN STATEMENT D-4,. THE ACCRUED EFFECT AT THE DATE OF THE

FINANCIAL STATEMENTS AMOUNTS TO $89,435 ($87,227 IN 2003).

- ASSET TAX INCURRED BY THE CONTROLLED COMPANIES, WHERE THERE IS NO CERTAINTY THAT THE TAX CAN BE RECOVERED AND IT EXCEEDS INCOME TAX, WAS CHARGED DIRECTLY TO RESULTS FOR THE PERIOD, AND AMOUNTED TO $8,223 AT A HISTORICAL VALUES ($5,388 IN 2003).

G) GRUPO MODELO S.A. DE C.V., TOGETHER WITH ITS DIRECT AND INDIRECT SUBSIDIARIES, IS AUTHORIZED TO DETERMINE IT AS PER THE TAX CONSOLIDATION REGIME, AS SPECIFIED IN THE INCOME TAX LAW. THE MAIN POINS OF THE CONSOLIDATED TAX RESULT ARE AS FOLLOWS:

- THE CONSOLIDATION PERCENTAGE OF SHAREHOLDING IN SUBSIDIARIES IS DETERMINED BY MULTIPLYING THE REAL PARTICIPATION OF THE CONTROLLING COMPANY IN THE CONTROLLED COMPANIES BY A FACTOR OF 0.60. CONTROLLED COMPANIES' UNAMORTIZED PRIOR YEARS' TAX LOSSES INCLUDED IN THE DETERMINATION OF THE CONSOLIDATED TAX RESULT, AND WHICH ARE TO BE AMORTIZED AGAINST TAX PROFITS GENERATED IN THE PERIOD, ARE CONSIDERED AT THE SHAREHOLDING PERCENTAGE.

- IN DETERMINING THE CONSOLIDATED TAX RESULT, THE CONTROLLING COMPANY'S TAX PROFIT MUST BE INCLUDED, MULTIPLIED BY A FACTOR OF 0.60.

- THOSE COMPANIES IN WHICH THE DIRECT OR INDIRECT PARTICIPATION THROUGH ANOTHER CONTROLLED COMPANY DOES NOT EXCEED 50%, MUST NOT BE INCLUDED IN THE CONSOLIDATION PROCESS.

- TAX LOSSES OF THE CONTROLLING OR CONTROLLED COMPANIES ARISING ON AN INDIVIDUAL BASIS MAY NOT BE AMORTIZED UNDER CURRENT TAX DISPOSITIONS, BUT MUST BE ADDED TO THE CONSOLIDATED PROFIT OR SUBTRACTED FROM THE CONSOLIDATED TAX LOSSES OF THE PERIOD IN WHICH THE RIGHT IS LOST.

H) IN THE EVENT OF CAPITAL DISTRIBUTION (IN CASH OR ASSETS), RETAINED EARNINGS ARE SUBJECT TO INCOME TAX PAYABLE BY THE COMPANY WHICH IS CONSIDERED TO BE A FINAL PAYMENT, ON THE BASIS OF THE FOLLOWING:

- DIVIDENDS PAID OUT FROM THE NET TAX INCOME ACCOUNT (CUFIN) ARE NOT SUBJECT TO INCOME TAX. ANY AMOUNT PAID IN EXCESS IS SUBJECT TO 33% INCOME TAX IN 2003 ON THE RESULT OF MULTIPLYING THE DIVIDEND PAID BY THE FACTOR OF 1.5152. THE CORRESPONDING TAX IS PAYABLE BY THE COMPANY, AND MAY BE CREDITED AGAINST THE COMPANY'S INCOME TAX DETERMINED IN THE CURRENT YEAR OR OVER THE FOLLOWING TWO YEARS. DIVIDENDS PAID ARE NOT SUBJECT TO ANY WITHHOLDING TAX.

- DIVIDENDS ARISING FROM THE NET REINVESTED TAX INCOME ACCOUNT (CUFINRE) ARE SUBJECT TO A 5% INCOME TAX RATE. THE RATE IS 3% FOR NET REINVESTED TAX PROFIT GENERATED IN 1999.

- IN 1999, THE INCOME TAX RATE WAS CHANGED, WITH THE GENERAL RATE ESTABLISHED AT 35%, IMPLEMENTING A DEFERRAL PROGRAM FOR PROFIT REINVESTMENT, AND APPLYING THE 30% RATE TO REINVESTED TAX PROFITS. THE REMAINING 5% TAX BECOMES PAYABLE IN THE PERIOD IN WHICH SAID REINVESTED TAX PROFITS ARE DECREED AS DIVIDENDS. THE APPLICABLE RATE FOR PROFITS REINVESTED IN 1999 WAS 32%; THEREFORE, DIVIDENDS PAID OUT FROM THE REINVESTED AFTER TAX EARNINGS ACCOUNT (CUFINRE) SET UP IN 1999 ARE SUBJECT TO 3% TAX. THIS PROCEDURE REMAINED IN EFFECT UP TO 2001, AND THIS TAX DEFFERAL WILL NOT BE APPLIED UNTIL DIVIDENDS ARE PAID IN FUTURE YEARS.

- AS OF THE DATE OF THE FINANCIAL STATEMENTS, THE BALANCES OF THE NET TAX INCOME ACCOUNT ARE AS FOLLOWS:

ITEM	2004	2003
CUFIN	$15,038,481	$11,884,187
CUFINRE	$ 2,483,817	$ 4,314,864

I) IN THE EVENT OF A CAPITAL REDUCTION, THE EXCESS OF STOCKHOLDERS' EQUITY OVER CAPITAL CONTRIBUTIONS, THE LATTER RESTATED IN ACCORDANCE WITH THE PROCEDURES ESTABLISHED IN THE INCOME TAX LAW (ITL), IS ACCORDED THE SAME TAX TREATMENT AS DIVIDENDS.

J) THE NET PROFIT FOR THE PERIOD IS SUBJECT TO THE AGREEMENTS REACHED BY THE STOCKHOLDERS', AS WELL AS TO THE PROVISIONS OF THE GENERAL CORPORATIONS LAW.

11. TRANSACTIONS WITH NON-CONSOLIDATED RELATED COMPANIES:

THE MAIN TRANSACTIONS ENTERED INTO WITH NON-CONSOLIDATED RELATED COMPANIES ARE ANALYZED AS FOLLOWS:

DESCRIPTION	2004	2003
PURCHASES OF:		
CONTAINERS AND PACKAGING	$ 891,448	$ 894,624
RAW MATERIALS	60,420	65,558
MACHINERY	29,300	6,182
	$981,168	$966,364
SALES OF:		
RECYCLABLE MATERIALS	$ 20,084	$ 36,574
MACHINERY AND MAINTENANCE SERVICES	849	3,280
FREIGHT COLLECTED		533
SERVICES COLLECTED		286
	$ 20,933	$ 40,673

12. FOREIGN-CURRENCY POSITION AND TRANSACTIONS:

A) AS OF THE BALANCE-SHEET DATE, THE GROUP HAS THE FOLLOWING POSITION IN THOUSANDS OF U.S. DOLLARS:

DESCRIPTION	2004	2003
ASSETS	112,018	83,063
LIABILITIES	32,267	28,389

B) THESE CURRENCIES ARE VALUED AT THE FOLLOWING EXCHANGE RATES:

	ASSETS	LIABILITIES
AT THE FREE-MARKET EXCHANGE RATE OF $11.11 PESOS FOR ASSETS AND $11.17 PESOS FOR LIABILITIES PER U.S. DOLLAR	$1,244,249	$ 364,782

C) AT THE END OF THE PERIOD, THERE WERE INVENTORIES AMOUNTING TO 48,801 MILLION U.S. DOLLARS (46,435 U.S. DOLLARS IN 2003), WHICH, FOR THE MOST PART CAN ONLY BE ACQUIRED ABROAD.

D) DURING THE YEAR, THE FOLLOWING OPERATIONS WERE CARRIED OUT IN THOUSANDS OF U.S. DOLLARS:

DESCRIPTION	2004	2003
EXPORTATION OF FINISHED GOODS	218,994	210,164
OTHER	30,383	31,389
	249,377	241,553
PURCHASE OF INVENTORIES	19,503	17,546
PURCHASE OF MACHINERY AND PAYMENT OF OTHER SERVICES	23,659	7,667
OTHER	42,360	45,994
	85,522	71,207
NET	163,855	170,346

13. INFORMATION PER SEGMENT:

SEGMENT DATA IS ANALYZED AS FOLLOWS:

DESCRIPTION	INCOME	2004 CONSOLIDATED NET PROFIT	IDENTIFIABLE ASSETS
DOMESTIC	$6,752,555	$ 999,776	$65,550,788
EXPORTS	2,432,442	457,623	904,592
	$ 9,184,997	$1,457,399	$66,455,380
		2003	
DOMESTIC	$ 6,699,447	$1,005,483	$61,392,085
EXPORTS	2,402,750	360,662	809,955
	$ 9,102,197	$1,366,145	$62,202,041

14. FINANCIAL INSTRUMENTS:

FINANCIAL INSTRUMENTS POTENTIALLY SUBJECT TO RISK CONCENTRATION CONSIST MAINLY OF ACCOUNTS RECEIVABLE AND TEMPORARY INVESTMENTS. THE GROUP PLACES CASH SURPLUSES AT PRESTIGIOUS CREDIT INSTITUTIONS. CREDIT RISK CONCENTRATION CONCERNING ACCOUNTS RECEIVABLE IS LIMITED, DUE MAINLY TO THE LARGE NUMBER OF CUSTOMERS AND THEIR GEOGRAPHIC DISTRIBUTION. THE GROUP CONSIDERS THAT THE ALLOWANCE FOR DOUBTFUL ACCOUNTS PROPERLY COVERS THOSE THAT COULD REPRESENT A RISK OF RECOVERY, AND CONTINUALLY MONITORS THEIR BEHAVIOR. WHEN NECESSARY, THE ESTIMATION IS ADJUSTED.

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE **GMODELO**
GRUPO MODELO, S.A. DE C.V.

QUARTER: **1** YEAR: **2004**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERS (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 DIBLO, S.A. DE C.V.		243,229,213	76.75	2,912,876	41,093,686
TOTAL INVESTMENT IN SUBSIDIARIES				**2,912,876**	**41,093,686**
ASSOCIATEDS					
1 DIRECCION DE FABRICAS, S.A. DE C.V.	HOLDING	165,000,000	41.05	65,824	2,472,939
2 ESTRACTOS Y MALTAS, S.A. DE C.V.	TRANSFORMATION OF BARLEY INTO MALT	1,050,000	26.30	87	107,024
3 GONDI, S.A. DE C.V.	HOLDING	202,489,721	7.16	195	190,239
4 SEEGER INDUSTRIAL, S.A.	MACHINERY MANUFACTURES	248,000	81.30	9,274	39,181
5 RESERVE FOR IMPAIRMENT		1	0.00	0	(72,038)
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**75,380**	**2,737,345**
OTHER PERMANENT INVESTMENTS					**129,105**
TOTAL					**43,960,136**

NOTES

GRUPO MODELO, S.A. DE C.V. IS A HOLDING COMPANY THAT OWNS 76.75% OF THE CAPITAL STOCK OF DIBLO, S.A. DE C.V., WHOSE MAIN BUSINESS IS REAL STATE AND INVESTMENT IN SHARES OF SUBSIDIARIES RELATED TO THE PRODUCTION, DISTRIBUTION AND SALE OF BEER IN MEXICO AND ABROAD, THE MOST IMPORTANT COMPANIES ARE LISTED IN ANNEX 2 "COMPLEMENTARY NOTES TO THE FINANCIAL STATEMENTS"

GRUPO MODELO, S.A. DE C.V.

ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: 1 YEAR 2004

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
BOTLES			196,395	0	0	0	0	0	0	0	0	0	0	0	0	0
PACKING			99,469	0	0	0	0	0	0	0	0	0	0	0	0	0
CAN			15,348	0	0	0	0	0	0	0	1,096	0	0	0	0	0
MALT			10,251	0	0	0	0	0	0	0	0	0	0	0	0	0
FUEL			45,831	0	0	0	0	0	0	0	0	0	0	0	0	0
ADVERTISING			38,086	0	0	0	0	0	0	0	1,453	0	0	0	0	0
SPARE PARTS			51,221	0	0	0	0	0	0	0	15,681	0	0	0	0	0
LABELS			2,515	0	0	0	0	0	0	0	182	0	0	0	0	0
FREIGHT			10,108	0	0	0	0	0	0	0	3,544	0	0	0	0	0
ELECTRICITY			2,794	0	0	0	0	0	0	0	0	0	0	0	0	0
WATER AND ICE			10,156	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER RAW MATERIALS			32,782	0	0	0	0	0	0	0	101,751	0	0	0	0	0
MACHINERY AND EQUIPMENT			4,448	0	0	0	0	0	0	0	42,346	0	0	0	0	0
SERVICES			15,449	0	0	0	0	0	0	0	9,315	0	0	0	0	0
PALLET			8,720	0	0	0	0	0	0	0	0	0	0	0	0	0
FEES			1,849	0	0	0	0	0	0	0	0	0	0	0	0	0
MAINTENANCE			8,583	0	0	0	0	0	0	0	0	0	0	0	0	0
COPUTER EQUIPMENT			4,866	0	0	0	0	0	0	0	258	0	0	0	0	0
ELECTRIC EQUIPMENT			640	0	0	0	0	0	0	0	0	0	0	0	0	0
MAIL AND PHONE			388	0	0	0	0	0	0	0	0	0	0	0	0	0
SOFT DRINKS			10,192	0	0	0	0	0	0	0	0	0	0	0	0	0
CORN			21,293	0	0	0	0	0	0	0	0	0	0	0	0	0
CUSTOM EXPENSES			264	0	0	0	0	0	0	0	1,759	0	0	0	0	0
PROMOTIONAL ITEMS			2,226	0	0	0	0	0	0	0	2,591	0	0	0	0	0
RICE			1,089	0	0	0	0	0	0	0	0	0	0	0	0	0
CONSTRUCTION LIABILITIES			22,777	0	0	0	0	0	0	0	0	0	0	0	0	0
TOLL			191	0	0	0	0	0	0	0	0	0	0	0	0	0
STATIONERY			1,868	0	0	0	0	0	0	0	0	0	0	0	0	0
CHEMICAL PRODUCTS			4,121	0	0	0	0	0	0	0	0	0	0	0	0	0

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 1 YEAR 2004

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
CLEANING MATERIALS			137	0	0	0	0	0	0	0	0	0	0	0	0	0
PLANE TICKETS			24	0	0	0	0	0	0	0	0	0	0	0	0	0
INSURANCE			3	0	0	0	0	0	0	0	0	0	0	0	0	0
WINE AND LICORS			135	0	0	0	0	0	0	0	0	0	0	0	0	0
GROSERIES			500	0	0	0	0	0	0	0	0	0	0	0	0	0
REFRIGERATION EQUIPMENT			1,283	0	0	0	0	0	0	0	0	0	0	0	0	0
BEER			0	0	0	0	0	0	0	0	59,074	0	0	0	0	0
LEASING			0	0	0	0	0	0	0	0	696	0	0	0	0	0
OTHERS			145,414	0	0	0	0	0	0	0	14,987	0	0	0	0	0
TOTAL SUPPLIERS			**771,416**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**254,733**	**0**	**0**	**0**	**0**	**0**
OTHER PERMANENT INVESTMENTS			1,449,939	0	0	0	0	0	0	0	110,049	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**1,449,939**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**110,049**	**0**	**0**	**0**	**0**	**0**
			2,221,355	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**364,782**	**0**	**0**	**0**	**0**	**0**

NOTES

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TRANSLATION FOR INFORMATION PURPOSES ONLY

QUARTER 1 YEAR 2004

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)
ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	
TOTAL ASSETS	111,316	1,236,713	702	7,536	1,244,249
LIABILITIES POSITION	30,912	345,293	1,715	19,489	364,782
NET BALANCE	80,404	891,420	(1,013)	(11,953)	879,467

NOTES:

THE U.S. DOLAR IS VALUED AT THE EXCHANGE RATE OF $11.11 PESOS FOR ASSETS AND $ 11.17 PESOS FOR LIABILITIES PER U.S. DÓLAR

THE POSITION IN FOREIGN CURRENCY HELD IN OTHER CURRENCIES WITH ITS EQUIVALENT IN DOLLARS, IN THE ASSETS AND LIABILITIES CORRESPONDS TO EUROS

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE **GMODELO**
GRUPO MODELO, S.A. DE C.V.

QUARTER: **1** YEAR: **2004**

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	16,926,466	4,299,505	(12,626,961)	0.01	(78,479)
FEBRUARY	16,587,595	3,873,270	(12,714,325)	0.01	(76,054)
MARCH	18,090,541	4,112,225	(13,978,316)	0.00	(36,396)
ACTUALIZATION:	0	0	0	0.00	(851)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**(191,780)**

NOTES

MEXICAN STOCK EXCHANGE

SIFIC / ICS

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE GMODELO

GRUPO MODELO, S.A. DE C.V.

QUARTER: 1 YEAR: 2004

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED

Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

=================NOT APPLY===================

ACTUAL SITUATION OF FINANCIAL LIMITED

=================NOT APPLY===================

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TRANSLATION FOR INFORMATION
PURPOSES ONLY

STOCK EXCHANGE CODE **GMODELO**
GRUPO MODELO, S.A. DE C.V.

QUARTER: **1** YEAR: **2004**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
CERVECERIA MODELO, S.A. DE C.	BREWERY	11,100	84
CERVECERIA MODELO GUADALAJARA	BREWERY	5,050	97
CIA CERVECERA DEL TROPICO, S.	BREWERY	7,000	100
CERVECERIA DEL PACIFICO, S.A.	BREWERY	2,000	82
CEVECERIA MODELO DE TORREON,	BREWERY	2,850	100
CERVECERIA MODELO DEL NOROEST	BREWERY	3,000	87
CIA CERVECERA DE ZACATECAS, S	BREWERY	20,000	50
CEBADAS Y MALTAS, S.A. DE C.	TRANSFORMATION OF BARLEY INTO MALT	150	100

NOTES

THE INSTALLED CAPACITY IN THE BREWERIES IS MEASURED IN THOUSANS OF HECTOLITERS AND FOR THE TRANSFORMATOR OF BARLEY INTO MALT, IN THOUSANDS OF TONS.

STOCK EXCHANGE CODE **GMODELO**
GRUPO MODELO, S.A. DE C.V.

QUARTER: **1** YEAR: **2004**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
MALT	CEBADAS Y MALTAS, S.A. DE C.V	MALT	CARGILL MALT	SI	
MALT	EXTRACTOS Y MALTAS, S.A. DE C	MALT	PRAIRIE MALT LIMITED	SI	
		MALT	INTERNATIONAL MALTING CO	SI	7.89
CORN	ARANCIA COC, S.A. DE C.V.				3.59
RICE	IPACPA , S.A. DE C.V.				0.72
		HOPS	JOHN I. HAAS, INC S.S.STEINER INC	NO	0.97

NOTES

TRANSLATION FOR INFO.
PURPOSES ONLY

MEXICAN STOCK EXCHANGE
SIFIC /ICS

QUARTER 1 YEAR 2004

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
BEER	9,647	3,532,063	6,545	5,869,054		NEGRA MODELO	
		0	0			CORONA	
		0	0			MODELO ESPECIAL	
		0	0			VICTORIA	CONSUMER
		0	0			PACIFICO	
		0	0			ESTRELLA	
		0	0			MODELO LIGHT	
		0	0			LEON	
		0	0			MONTEJO	
OTHER INCOME		0	0	883,501			
TOTAL		3,532,063		6,752,555			

TRANSLATION FOR INFORMATION
PURPOSES ONLY

MEXICAN STOCK EXCHANGE
SIFIC /ICS

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
BEER		0	2,495	2,432,442	U.S.A.	CORONA	CONSUMER
		0	0		CANADA	MODELO ESPECIAL	
		0	0		EUROPA	NEGRA MODELO	
		0	0		ASIA	CORONA LIGHT	
		0	0		LATINOAMERICA	PACIFICO	
TOTAL				2,432,442			

NOTES

THE VOLUME IS PRESENTED IN THOUSAND OF HECTOLITERS
THE AMOUNT IS PRESENTED IN THOUSAND OF PESOS
IN THE ANNEX 11 "DOMESTIC SELLS" THE TOTAL PRODUCTION IS 9,647 THOUSAND HECTOLITERS AND INCLUDES THE PRODUCTION FOR THE DOMESTIC AND EXPORT MARKETS, BECAUSE THE EXPORT PRODUCTION CAN NOT BE CAPTURED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE: **GMODELO**
GRUPO MODELO, S.A. DE C.V.

QUARTER: **1** YEAR: **2004**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION MEXI	CAN SUSCRIPTI	ON FIXED	VARIABLE	
A		12	1,459,389,728		1,459,389,728		785,996	
B		12		1,142,017,984		1,142,017,984		1,085,855
C		12		650,351,920		650,351,920		967,801
TOTAL			**1,459,389,728**	**1,792,369,904**	**1,459,389,728**	**1,792,369,904**	**785,996**	**2,053,656**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
3,251,759,632
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

TRANSLATION FOR INFORMATION
PURPOSES ONLY

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A. DE C.V. QUARTER: 1 YEAR: 2004

Information on Projects
(Project, Amount Spent and Percentaje of Completion)

ANNEX 13

CONSOLIDATED
Final Printing

THE AMOUNT OF PS. 6,182,528 OF WORK IN PROGRESS AND ADVANCES TO SUPPLIERS, SHOWN IN NOTE 6 TO THE FINANCIAL STATEMENTS INCLUDED IN ANNEX 2, CORRESPONDS TO INVESTMENTS FOR THE CONSTRUCTION OF WAREHOUSES, ADMINISTRATIVE OFFICERS, REPLACEMENT AND INSTALLATION OF BOTTLING LINES AND EXPANSION OF PRODUCTION CAPACITY. TO COMPLETE THE INDICATED WORK AND ADDITIONAL INVESTMENTE OF APPROXIMATELY PS. 4,044,436 IS REQUIRED AND IT IS ESTIMATED THAT THE WORK WILL BE COMPLETED DURING THE COURSE OF 2004 AND 2005.

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A. DE C.V.

QUARTER: 1 YEAR: 2004

Transactions in Foreign Currency and Conversión of Financial Statements of Foreign Operations
(Information related to Bulletin B-15)

ANNEX 14

CONSOLIDATED
Final Printing

THE CONVERSION TO MEXICAN PESOS OF THE FINANCIAL INFORMATION OF FOREING SUBSIDIARIES, BASIC TO CONSOLIDATION, WAS MADE IN ACCORDANCE WITH THE GUIDELINES OF BULLETIN B-15 "TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS", ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTS (MIPA) FOLLOWING THE METHOD OF INTEGRATED FOREIGN OPERATION; FOR THE CONVERSION OF MONETARY ENTRIES, THE FREE BUYING EXCHANGE RATE OF PS. 11.11 PER UNITED STATES DOLLAR WAS USED; NON-MONETARY ENTRIES AND THE PROFIT AND LOSS STATEMENT WERE CONVERTED TO MEXICAN CURRENCY IN ACCORDANCE WITH THE EXCANGE RATE IN EFFECT ON THE DATE ON WHICH THE TRANSACTIONS GIVING RISE TO THEM WERE EFFECTUATED. THE RESULTS OF THIS CONVERSION ARE PRESENTED WITHIN THE INTEGRAL RESULT OF FINANCING.

ON THE OTHER HAND THERE IS NO RESTRICTION ON TRANSFER OF CURRENCIES IN THE COUNTRIES WHERE THE FOREIGN SUBSIDIARIES ARE LOCATED.

THE AMOUNT OF FINANCIAL ASSETS AND LIABILITIES OF THE FOREIGN SUBSIDIARIES IS:

(THOUSANDS OF DOLLARS)

DESCRIPTION	2004
ASSETS	67,839
LIABILITIES	14,977
NET ASSETS	52,862

MEXICAN STOCK EXCHANGE

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE: GMODELO

DATE: 20/04/04

GENERAL DATA OF THE COMPANY

NAME:	GRUPO MODELO, S.A. DE C.V.
ADDRESS:	CAMPOS ELISEOS 400 PISO 8
	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	ir@gmodelo.com.mx
INTERNET ADDRESS :	WWW.gmodelo.com.mx

FISCAL DATA OF THE COMPANY

REGISTRATION NUMBER:	GMO911121340
FISCAL ADDRESS:	CAMPOS ELISEOS 400 PISO 8
	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F..

RESPONSIBLE OF PAYMENTS

NAME:	ERNESTO ALCALDE Y RODRIGUEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8
	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-15-92
E-MAIL:	ealcalde@gmodelo.com.mx

PRINCIPAL OFFICERS

POSITION BMV:	CHAIRMAN OF THE BOARD OF DIRECTORS
POSITION:	CHAIRMAN OF THE BOARD
NAME:	ANTONINO FERNANDEZ RODRIGUEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	ir@gmodelo.com.mx

POSITION BMV:	CHIEF EXECUTIVE OFFICER
POSITION:	CHIEF EXECUTIVE OFFICER
NAME:	CARLOS FERNÁNDEZ GONZALEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	cfernandez@gmodelo.com.mx

POSITION BMV:	CHIEF FINANCIAL OFICER
POSITION:	CHIEF FINANCIAL OFICER
NAME:	ERNESTO ALCALDE Y RODRIGUEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-15-92
E-MAIL:	ealcalde@gmodelo.com.mx

POSITION BMV:	RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:	CORPORATED PLANNING DIRECTOR
NAME:	ALFREDO GARCIA HERNANDEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-15-92
E-MAIL:	agarcia@gmodelo.com.mx

POSITION BMV:	SECOND RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:	CORPORATED PLANNING DIRECTOR
NAME:	ALFREDO GARCIA HERNANDEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-59-43
E-MAIL:	agarcia@gmodelo.com.mx

POSITION BMV:	GENERAL COUNSEL
POSITION:	GENERAL COUNSEL
NAME:	JORGE SIEGRIST PRADO
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-25-89
E-MAIL:	jsiegrist@gmodelo.com.mx

POSITION BMV:	SECRETARY OF THE BOARD OF DIRECTOR
POSITION:	GENERAL COUNSEL
NAME:	JORGE SIEGRIST PRADO
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-25-89
E-MAIL:	jsiegrist@gmodelo.com.mx

POSITION BMV:	ALTERNATE SECRETARY
POSITION:	EXCECUTIVE DIRECTOR
NAME:	JUAN SÁNCHEZ-NAVARRO REDO
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-28-61
E-MAIL:	jsanare@gmodelo.com.mx

POSITION BMV:	RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:	DIRECTOR OF CORPORATED COMUNICATIONS
NAME:	JOSE PARES GUTIERREZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	ir@gmodelo.com.mx

TRANSLATION FOR INFORMATION PURPOSES ONLY

POSITION BMV:	CERTIFIED FOR SENDING INFORMATION BY EMISNET
POSITION:	CORPORATED PLANNING DIRECTOR
NAME:	ALFREDO GARCIA HERNANDEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-15-92
E-MAIL:	agarcia@gmodelo.com.mx

POSITION BMV:	CERTIFIED FOR SENDING RELEVANT EVENTS BY EMISNET
POSITION:	DIRECTOR OF CORPORATED COMUNICATIONS
NAME:	JOSE PARES GUTIERREZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	ir@gmodelo.com.mx

TRANSLATION FOR INFORMATION
PURPOSES ONLY

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A. DE C.V.

QUARTER 1 YEAR: 2004

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1° OF JANUARY TO 31 OF MARCH OF 2004 AND 2003** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISION (COMISION NACIONAL BANCARIA Y DE VALORES)

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. EMILIO FULLAONDO BOTELLA
PRINCIPAL ACCOUNTING OFFICER

C.P. NARCISO GALVEZ PEÑA
CORPORATE CONTROLLER

MEXICO, D.F., AT APRIL 20 OF 2004

RECEIVED
2004 APR 29 P 1:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ENCLOSURE H

TRANSLATION FOR INFORMATION
PURPOSES ONLY

April 20, 2004

Comisión Nacional Bancaria y de Valores
Insurgentes Sur No. 1971
Torre Sur, Piso 7
Col. Guadalupe Inn
México, D.F. 06500

RECEIVED
2004 APR 29 P 1:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[Illegible seal]
[Stamp acknowledging receipt]

Mr. Carlos Quevedo López
General Manager of Market Supervision

Dear Mr. Quevedo:

Pursuant to the provisions set forth in the issuer's provisions, published in the Official Gazette of the Federation on March 19, 2003, regarding the information corresponding to the first quarter of 2004, which may be provided to the Commission, to the *Bolsa de Valores,* and to the investors, the following it is hereby declare:

The undersigned hereby state under oath that, within the scope of our respective functions, we have prepared the information related to the issuer, contained in this quarterly report, which, to our knowledge reflects in a reasonable basis the situation of the issuer. Likewise, we state that, we do not have knowledge of material information that has been omitted or falsified in this quarterly report or that same contains information that could lead investor to error.

With this information we expect to give compliance to that set forth in the issuer's provisions

Sincerely

(Illegible signature)

Ing. Carlos Fernandez González
Chief Executive Officer

(Illegible signature)

C.P. Ernesto Alcalde y Rodríguez
Chief Financial Officer

ENCLOSURE I

TRANSLATION FOR INFORMATION PURPOSES ONLY

RECEIVED
2004 APR 29 P 1:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GRUPO MODELO, S.A. DE C.V.
GENERAL EXTRAORDINARY AND ORDINARY SHAREHOLDERS' MEETING
APRIL 19 2004

In Mexico City, Federal District, corporate domicile of Grupo Modelo, S.A. de C.V., at 1:00 o'clock on April 19, 2004, at the Constelaciones "C" Room of Hotel Nikko México, located at Campos Elíseos 204, Colonia Polanco, 11560, México, D.F., the undersigned shareholders met to hold a general extraordinary and ordinary shareholders' meeting of Grupo Modelo, S.A. de C.V. to which they were duly called by means of a call published in the "El Economista", "Reforma" and "El Financiero" newspapers and in the "Official Daily of the Federation" on April 1st., 2004.

As provided in Article Thirty First of the corporate by-laws, the meeting was presided over by the Chairman of the Board of Directors, Mr. Antonino Fernández Rodríguez, and Mr. Jorge Siegrist Prado, Secretary of the Board, acted as Secretary. Messrs. Miguel Ortiz Aguilar and Alberto Tiburcio Celorio, Statutory Auditors of the Corporation were also present.

Based on the provisions of Article Thirty First of the corporate by-laws, the Chairman appointed Messrs. Alfredo García Hernández and José Pares Gutiérrez as Tellers who having accepted such position, reviewed the admission cards issued to the stockholders by the Secretary of the Corporation, as well as the proxy letters submitted by the representatives of the shareholders, and certified that 1,459'389,728 ordinary Series "A" shares and 1,142'017,984 ordinary Series "B" shares were duly represented, which in the aggregate represent all the shares with voting rights of the capital stock of Grupo Modelo, S.A. de C.V.

Based thereon, and as the call for this meeting was published within the timeframe provided for the by-laws, the Chairman declared the meeting legally installed.

By unanimous vote, the shareholders approved the statement of the Chairman with respect to the legal installation of the meeting and consequently the Chairman requested the Secretary to read the Agenda included in the call for this meeting which is transcribed below:

TRANSLATION FOR INFORMATION
PURPOSES ONLY

AGENDA

I. Proposal to amend the by-laws of the Corporation, in order to incorporate the requirements established in the General Rules – *Circular Única* - issued by the National Banking and Securities Commission, published in the Official Daily of the Federation on March 19, 2003. Resolutions in respect thereof.

II. Report of the Board of Directors with regard to the fiscal year ended December 31, 2003, as provided in Article 172 of the General Corporations Law, including the financial statements of the Corporation and the report of the Statutory Auditors. Resolutions in respect thereof.

III. Proposals in connection with the application of results. Resolutions in respect thereof.

IV. Remuneration to the members of the Board of Directors and the Statutory Auditors and Alternate Statutory Auditors, the Secretary and the Assistant Secretary of the Corporation. Resolutions in respect thereof.

V. Appointment and ratifying, in its case, of the members of the Board of Directors of the Corporation; appointment and ratifying, in its case, of the Statutory Auditors and Alternate Statutory Auditors of the Corporation, as well as the Secretary and the Assistant Secretary of the Corporation. Resolutions in respect thereof.

VI. Appointment or ratifying, in its case, of the members of the Executive Committee of the Corporation. Resolutions in respect thereof.

VII. Appointment of delegates to comply with the resolutions taken by the meeting, and in its case, to formalize such resolutions as applicable.

The items contained in the Agenda were then transacted as follows:

ITEM ONE. In connection with the first item of the Agenda, the Secretary pointed out that the proposal to amend several articles of the corporate by-laws pursues the incorporation of the requirements deriving from the "Provisions of General Character applicable to Issuers of Securities and other Participants in the Securities Market" issued by the National Banking and Securities Commission on February 13, 2003.

Then, the Secretary read the new text proposed for the articles of the by-laws to be modified.

Upon the shareholders having heard such proposal, by unanimous vote they resolved to amend the articles of the by-laws of the Corporation identified below:

"**1.-** Article Thirteenth is hereby amended to read as follows:

*"**ARTICLE THIRTEEN**. The companies in which the Company is the owner of the majority of the shares or partnership interests of the corporate capital, must not directly or indirectly acquire shares representing the corporate capital of the Company itself, nor of any other company that is the majority shareholder of the Company."*

"**2.-** Paragraphs fifth and sixth of Article Fifteenth are amended to read as follows:

*"**ARTICLE FIFTEEN**... No resolution of the Shareholders Meeting will be required in cases of reduction of corporate capital as a result of a shareholder who owns shares representative of the variable part of the corporate capital wishing to exercise its right to withdraw all or a part of its contributions in accordance with the provisions of Articles 220 and 221 of the General Law of Mercantile Corporations. The withdrawal of the contributions will take effect on the closing date of the then current fiscal year, if the notification of the decision to exercise the right to withdraw is made prior to the last quarter of the fiscal year in question, or on the closing date of the immediately following fiscal year, if such notification is made during the last quarter of the then current fiscal year. Reimbursement of the shares subject to the withdrawal, will be made at the lower of the following two values: (1) ninety five percent of the quotation value in the stock exchange obtained from the weighted average price of the transactions carried out during the last thirty days in which- the Company's shares were traded, prior to the date the withdrawal will become effective, during a period that may not exceed six months; or (2) the book value of the shares in accordance with the general balance sheet corresponding to the preceding fiscal year in which the right to withdraw will become effective, as previously approved by the General Ordinary Shareholders Meeting. In the event the number of days in which the shares were traded during the period above referred, is lower than thirty days, the days in which the shares were actually traded will be used. If the shares are not traded during this period, the book value of the shares will be used.*

Payment of the reimbursement will be due from the Company as of the day following that on which the General Ordinary Shareholders Meeting approved the general balance sheet corresponding to the fiscal year in which the withdrawal should become effective."

"**3.-** Inserts 14. and 16. of Article Thirty Sixth are amended to read as follows:

"ARTICLE THIRTY SIX....

14. To establish the Special Committees it considers necessary for the development of the Company's operations, which will not constitute intermediate administrative bodies, fixing the powers and duties of such Committees; it being understood that such Committees will not have powers that correspond exclusively to the Shareholders Meeting, to the Board of Directors, to the Audit Committee or to the Executive Committee pursuant to the law or these Bylaws. The Audit Committee shall issue their opinion regarding the operations mentioned in paragraph a) of subsection 16 of this article thirty

six. Furthermore, the Audit Committee shall suggest the hiring of independent consultants in connection with the operations described in paragraphs b) c) and d) of this article thirty six.

...

16. To the extent any of the matters described in paragraphs (a) through (d) of this subsection 16 of Article Thirty Six also otherwise require a particular vote of the Board of Directors, Executive Committee or the General Shareholders Meeting, then such matters must be approved by the Board of Directors pursuant to this paragraph 16 and in the manner otherwise required. Without limiting any approvals otherwise required by law or by these Bylaws, it will be an exclusive and non-delegable power of the Board of Directors to approve each of the following:

(a) Transactions outside of the ordinary course of business and which are intended to be carried out between the Company, its subsidiaries and its stockholders, or with persons who form part of the management of the Company or its subsidiaries, or with persons with whom such persons have a financial relation or a blood or affinity relation up to the second degree, or with the spouses or de facto spouses of such persons;

(b) The purchase or sale by the Company or its subsidiaries of ten percent or more of the consolidated assets of the Company;

(c) The granting of guarantees by the Company or its subsidiaries for an amount higher than thirty percent of the value of the consolidated assets of the Company; and

(d) Transactions different from those set forth in paragraphs (a) through (c) of this subsection 16 , entered into by the Company or its subsidiaries which represent more than one percent of the Company's consolidated assets."

"4.- Chapter VI is amended in its entirety to read as follows:

"CHAPTER VI

CANCELLATION OF THE REGISTRATION OF SHARES IN THE NATIONAL

REGISTRY OF SECURITIES

ARTICLE THIRTY SEVEN. *In the event of cancellation of the registry of the shares of the capital stock of the Company in the Section of Securities of the National Registry of Securities, the shareholders holding the majority of the ordinary shares or which have the possibility, under any title, to impose their decisions at the General Shareholders Meetings or to appoint the majority of the members of the Board of Directors of the Company, will have to make*

a public tender offer of purchase, prior to the cancellation. These shareholders will be obligated to transfer to a trust, for a period of at least six months, the necessary funds to purchase, at the same offer price of the shares, applicable to the investors that did not tender their shares; in the event, once the public tender offer is carried out and prior to the cancellation of the above referred registration, not all shareholders tender the totality of the paid-in capital stock. The public tender offer must be carried out, at least at the price resulting higher between the quoted price in the stock exchange pursuant to the description below, or the book value of the shares pursuant to the last quarterly report presented to the National Banking and Securities Commission and to the stock exchange before the beginning of the offering, except when this value has been modified in accordance with applicable criteria to the determination of relevant information, in which case it will have to consider the most recent financial information of the issuer. The quoted value in the stock exchange will be the weighted average price by volume of the transactions that have taken place during the last thirty days in which the shares of the capital stock of the Company has been traded, prior to the date of the offering, during a period that may not exceed six months. If the number of days in which the shares are traded during the indicated period is less than thirty days, the days to be taken into account are those when the shares were effectively traded. If the shares were not traded during this period, the book value of the shares will be used. If the offering includes more than one series of shares, the average referred in the previous paragraph will have to be made for each one of the series that are intended to be cancelled; using the value of the quotation for the public offering of all series, the average which results in a higher number. The Board of Directors of the Company, within the five business days prior to the day of the beginning of the offering, will have to present its opinion with respect to the justification of the price of the public tender offer and, the Board of Directors will take into account, in such opinion, the interests of the minority shareholders in order to fulfill the requirements of Article Sixteen, second paragraph, of the Securities Market Law, as well as the opinion of the Audit Committee, and if such opinion should be against the tender, the opinion must be disclosed. If the Board of Directors faces situations that may generate conflicts of interest, the opinion of the Board will have to be accompanied with another opinion issued by an independent expert that meets the requirements established by the general provisions issued by the National Banking and Securities Commission, and which is selected by the Audit Committee, in which special emphasis will need to be made with respect to the safeguard of the rights of the minority shareholders. The shareholders that these provisions refer to will not be obligated to carry out the above referred public tender offer for the cancellation of the registry if the consent of the shareholders representing at least 95% of the capital stock, is evidenced by means of a Shareholders Meeting resolution, and if the amount to be offered for the shares placed within the investment public at large is less than 300,000 investment units; provided that in order to obtain the cancellation, the issuer will have to constitute the trust previously referred and the issuer must notify the cancellation and constitution of the trust through the Electronic System of Delivery and Dissemination of Information. The above will be applicable to ordinary certificates of participation, as well as to the certificates representing two or more shares of one or more series of shares of the Company. The shareholders that become obligated to carry out the public tender offer, may request the National Banking and Securities Commission for an authorization, taking into account the financial situation and perspectives of the Company, to use a different base for the determination of the price previously referred, as long as the resolution of the Board of Directors is obtained and filed, with the previous favorable opinion of the Audit Committee, in which the reasons pursuant to which the establishment of a

different price is considered fair, and the Audit Committee must accompany a report of an independent expert which must specifically emphasize that the price is consistent with Article Sixteen of the Securities Market Law, which report must also be filed."

ITEM TWO. In connection with the second item of the Agenda, and in compliance with the provisions of Article 172 of the General Corporations Law, at the request of the Chairman, the Director General of the Corporation, Mr. Carlos Fernández, read the report that the Board of Directors submits in connection with the operation and transactions of the Corporation during the corporate year ended December 31, 2003, report that makes reference to the principal policies followed by the administration and the most significant projects thereof.

Likewise, Mr. Fernández made reference to the consolidated and individual financial statements of Grupo Modelo, S.A. de C.V. for the fiscal year ended December 31, 2003, including the general balance sheet, the statement of results and the statement on changes in the financial condition and stockholders equity, as well as the corresponding clarifying notes.

Then, the Statutory Auditors of the Corporation rendered their reports in which they establish that the accounting and information policies and criteria followed by the administration of the Corporation in the preparation of the Financial Statements as of December 31, 2003 are adequate and that the information presented reasonably and sufficiently reflects the financial condition of the Corporation, wherefore both Statutory Auditors recommend to the meeting the approval of the financial information submitted. The Secretary then read the report presented by the Audit Committee.

The Secretary made reference to the proposed resolutions regarding this item of the Agenda submitted by Banco Nacional de México, S.A., División Fiduciaria, in its capacity as holder of 1,459'389,728 Series "A" shares.

Upon the shareholders having heard the proposed resolutions, by unanimous vote took the following:

RESOLUTIONS

"5.- The report in compliance with Article 172 of the General Corporations Law presented by the Board of Directors to the general ordinary shareholders' meeting of Grupo Modelo, S.A. de C.V. in connection with the transactions of the Corporation during the fiscal year ended December 31, 2003, is hereby deemed as rendered and is approved in its terms. A copy of such report is attached to the file of the minutes of this meeting."

"6.- The report of the Audit Committee formed by Messrs. Emilio Carrillo Gamboa, Thomas Heather Rodríguez and Joaquín Sordo Barba, is hereby deemed as rendered and approved, as well as the reports rendered by the Statutory Auditors, Messrs. Miguel Ortiz Aguilar and Alberto Tiburcio Celorio in connection with the Financial Statements of Grupo Modelo, S.A. de C.V. as of December 31, 2003. A copy of such reports are attached to the file of the minutes of this meeting."

"**7.**- The financial statements of Grupo Modelo, S.A. de C.V. as of December 31, 2003, are hereby deemed as submitted and approved in their entirety. Copy of such financial statements are attached to the file of the minutes of this meeting."

"**8.**- In virtue of the foregoing resolutions, the performance of the Board of Directors during the fiscal year ended December 31, 2003 is hereby approved".

ITEM THREE. In connection with the third item of the Agenda, the Chairman requested the Secretary to read to the meeting the proposal submitted by the Board of Directors with respect to the application of profits. The Secretary pointed out that after separating the amount corresponding to the legal reserve of the Corporation and after determining the amount which may be used by the Corporation for share repurchases, the payment of a dividend in cash to the shares outstanding in the aggregate amount of $2,771,474,734.35 Pesos Mexican Currency, that is, a dividend of $0.8523 Pesos per share subject to applicable taxes, is hereby proposed.

The Shareholders having heard the proposal for the application of profits submitted by the Board of Directors, by unanimous vote took the following:

RESOLUTION

"**9.**- By virtue of the approval of the financial statements corresponding to the fiscal year ended December 31, 2003, it is hereby certified that the following amounts are at the disposal of the meeting: the balance of the net profits accrued in previous years in the amount of $23,973,072,564.87 (Twenty-three billion nine hundred and seventy three million seventy two thousand five hundred and sixty four pesos 87/100 Mexican Currency) and net profits for the fiscal year ended December 31, 2003 in the amount of $4,816,822,079.01 (Four billion eight hundred and sixteen million eight hundred twenty-two thousand seventy nine pesos 01/100 Mexican Currency), which results in the aggregate amount of $28,789,894,643.88 (Twenty eight billion seven hundred and eighty nine million eight hundred ninety four thousand six hundred forty three pesos 88/100 Mexican Currency) and in connection thereof, the following application of profits is approved:

a) An amount of $240,841,104.00 (Two hundred forty million eight hundred forty one thousand one hundred four pesos 00/100 Mexican Currency) equivalent to 5% of the net profit obtained during the 2003 fiscal year shall be applied to the legal reserve of the Corporation.

b) The amount of $594,229,000.00 (Five hundred ninety four million two hundred twenty nine thousand pesos 00/100 Mexican Currency) is established as the maximum amount of funds to be destined to the repurchase by the Corporation of its shares.

c) The amount of $2,771,474,734.35 (Two billion, seven hundred seventy one million four hundred seventy four thousand seven hundred thirty four pesos 35/100 Mexican Currency) of the balance of the net profits pending to be applied, shall be distributed to the holders of shares representing the capital stock of the Corporation as a dividend in cash deriving from the reinvested net after tax profits account and from the net after tax profit account, on the

basis of $0.8523 (Zero Pesos eight thousand five hundred and twenty three ten thousands of a cent) to each of the 3,251'759,632 shares that are outstanding, payable in one payment as of April 26, 2004, against delivery of coupon No. 12 of the share certificates and subject to the applicable tax withholdings."

ITEM FOUR. In connection with the fourth item of the Agenda, at the request of the Chairman, the Secretary informed the meeting of the proposal regarding the remuneration to the members of the Board of Directors, Statutory Auditors, Alternate Statutory Auditors, Secretary and Assistant Secretary submitted by Banco Nacional de México, S.A., División Fiduciaria, in the amount of $25,000.00 Pesos per attendance to each meeting of the Board of Directors, Audit Committee and Executive Committee of the Corporation.

Having submitted such proposal all represented shares, by unanimous vote, took the following:

R E S O L U T I O N

"10.- An amount of $25,000.00 (Twenty-five thousand pesos 00/100 Mexican Currency) is hereby approved as fees payable to the Members and Alternate Members of the Board of Directors, Audit Committee, Executive Committee, Statutory Auditors, Secretary and Assistant Secretary, for their performance and attendance to each meeting of the Board or corresponding committee, subject to the applicable tax withholdings."

ITEM FIVE. In connection with the fifth item of the Agenda, at the request of the Chairman, the Secretary pointed out that as provided in Article Twenty Ninth of the by-laws, the members of the Board of Directors are designated through separate voting by Series of shares, Series "A" appointing ten of the nineteen members and alternate members of the board and Series "B" appointing the remaining nine members and alternate members.

The Secretary then read the proposed resolutions with respect to this item of the Agenda received from Banco Nacional de México, S.A., División Fiduciaria, as holder of 1,459'389,728 Series "A" shares and from Anheuser Busch International Holdings, Inc., as holder of 1,142'017,984 Series "B" shares.

Upon the shareholders having heard such proposals, adopted the following:

R E S O L U T I O N S

"11.- The resignations submitted by Messrs. Alfonso Gallardo Kuri and Miguel Ángel Domínguez Morales to their positions as Series "A" member and alternate member, respectively, of the Board of Directors are hereby approved. Messrs. Gallardo and Dominguez are hereby thanked for the services they rendered to the Corporation and are released from any liability in which they may have incurred in the legal discharge of their positions."

"12.- According to the determination of the holder of all Series "A" shares, Messrs. Antonino Fernández Rodríguez, Juan Sánchez-Navarro y Peón, Carlos Fernández González, Ma. Asunción Aramburuzabala Larregui, Emilio Carrillo Gamboa, Valentín Díez Morodo, Luis

Javier González Cimadevilla, Pablo González Díez, Roberto Hernández Ramírez, and Jaime Serra Puche are appointed as Series "A" members of the Board. Messrs. Luis Miguel Álvarez Pérez, Mario Álvarez Yates, Alfonso Cervantes Riba, Fernando Del Castillo Elorza, Lucrecia Aramburuzabala Larregui de Fernández, Laurentino García González, Cesáreo González Díez, Luis Manuel Sánchez Carlos, Joaquín Sordo Barba, and Luis Gerardo Sordo Sordo are appointed as Series "A" alternate members of the Board."

"13.- According to the determination of the holder of all the Series "B" shares, Messrs. August A. Busch III, Mark Bobak, Thomas Heather Rodríguez, James Jones, Rogelio Ramírez de la O., Ann Richards, Thomas W. Santel, Pedro Soares, and Alejandro Strauch are appointed as Series "B" members of the Board and Messrs. August A. Busch IV, Randy Baker, Steve Burrows, Juan Cintrón, John Kelly, William J. Kimmins, Stephen K. Lambright, John Purnell, and Patrick Stokes are appointed as Series "B" alternate members of the Board."

"14.- In virtue of the foregoing resolutions the Board of Directors of the Corporation shall hereinafter be integrated as follows:

BOARD OF DIRECTORS
SERIES "A" MEMBERS

Members	**Alternate Members**
Antonino Fernández Rodríguez	Luis Manuel Sánchez Carlos
Juan Sánchez-Navarro y Peón	Mario Álvarez Yates
Carlos Fernández González	Laurentino García González
María Asunción Aramburuzabala Larregui	Lucrecia Aramburuzabala Larregui
Emilio Carrillo Gamboa	Luis Gerardo Sordo Sordo
Valentín Díez Morodo	Alfonso Cervantes Riba
Luis Javier González Cimadevilla	Luis Miguel Álvarez Pérez
Pablo González Díez	Cesáreo González Díez
Roberto Hernández Ramírez	Joaquín Sordo Barba
Jaime Serra Puche	Fernando Del Castillo Elorza

SERIES "B" MEMBERS

Members	**Alternate Members**
August A. Busch III	August A. Busch IV
Mark Bobak	Randy Baker
Thomas Heather Rodriguez.	Steve Burrows
James Jones	Juan Cintrón
Rogelio Ramírez de la O.	John Kelly
Ann Richards	William J. Kimmins
Thomas W. Santel	Stephen K. Lambright
Pedro Soares	John Purnell
Alejandro Strauch	Patrick Stokes."

"15.- In accordance with the determination of the holder of Series "A" shares, the members may only be replaced by the alternate members appointed by such Series as follows: Antonino Fernández Rodríguez by Luis Manuel Sánchez Carlos; Juan Sánchez-Navarro y Peón by Mario Álvarez Yates; Carlos Fernández González by Laurentino García González; María Asunción Aramburuzabala Larregui by Lucrecia Aramburuzabala Larregui de Fernández; Emilio Carrillo Gamboa by Luis Gerardo Sordo Sordo; Valentín Díez Morodo by Alfonso Cervantes Riba; Luis Javier González Cimadevilla by Luis Miguel Álvarez Pérez; Pablo González Díez by Cesáreo González Díez; Roberto Hernández Ramírez by Joaquín Sordo Barba; and Jaime Serra Puche by Fernando Del Castillo Elorza."

"16.- In accordance with the determination of the holder of Series "B" shares, the following provisions in connection with the alternation of the Series "B" members of the Board of Directors are hereby approved:

a) Messrs. August A. Busch III, Mark Bobak, Thomas W. Santel, Pedro Soares and Alejandro Strauch members of the Board may be replaced in their absences by any of Messrs. August A. Busch IV, Randy Baker, Steve Burrows, John Kelly, William J. Kimmins, Stephen K. Lambright and Patrick Stokes, indistinctly."

b) The independent members Messrs. Thomas Heather Rodríguez, Rogelio Ramírez de la O., Ann Richards and James Jones, may be replaced in their absences by any of the independent alternate members Messrs. Juan Cintrón and John Purnell, indistinctly."

"17.- The Chairman of the Board of Directors, Mr. Antonino Fernández Rodríguez, is ratified in his position."

"18.- The Vice Chairmen of the Board of Directors, Messrs. Juan Sánchez-Navarro y Peón, Carlos Fernández González and María Asunción Aramburuzabala Larregui, are ratified in their positions."

"19.- The Secretary and Assistant Secretary of the Board of Directors, Messrs. Jorge Siegrist Prado and Juan Sánchez-Navarro Redo, respectively, are ratified in their positions."

"20.- According to the determination of the holder of all the Series "A" shares, Messrs. Miguel Ortiz Aguilar and Rafael Maya Urosa, are respectively ratified in their positions as Series "A" Statutory Auditor and Alternate Statutory Auditor."

"21.- According to the determination of the holder of all Series "B" shares, Messrs. Alberto Tiburcio Celorio and Agustín Aguilar Laurents, as respectively ratified in their positions as Series "B" Statutory Auditor and Alternate Statutory Auditor of the Corporation."

ITEM SIX. In connection with the sixth item of the Agenda, at the request of the Chairman, the Secretary pointed out that, as is the case with regard to the appointment of the members of the Board, the members of the Executive Committee are appointed by separate voting by Series of shares, as provided in Article Thirty Third of the corporate by-laws, five of

the nine members and alternate members to be appointed by Series "A" and the four remaining members and alternate members to be appointed by Series "B".

In connection therewith, the Secretary rendered a report on the proposals submitted by Banco Nacional de México, S.A., División Fiduciaria, as holder of all Series "A" shares, and Anheuser Busch International Holdings, Inc., as holder of all Series "B" shares.

Upon the shareholders having heard the proposals, the following resolutions were adopted:

RESOLUTION S

"22.- In accordance with the determination of the holder of all Series "A" shares, the Series "A" members of the Executive Committee are Antonino Fernández Rodríguez, Juan Sánchez-Navarro y Peón, Carlos Fernández González, Ma. Asunción Aramburuzabala Larregui and Mario Alvarez Yates and, the Series "A" alternate members thereof are Messrs. Lucrecia Aramburuzabala Larregui de Fernández, Cesario González Díez, Pablo González Díez, Luis Manuel Sánchez Carlos and Joaquín Sordo Barba.

"23.- In accordance with the determination of the holder of all Series "B" shares, the Series "B" members of the Executive Committee are Messrs Steve Burrows, Thomas Heather Rodríguez, Thomas W. Santel and Pedro Soares and the Series "B" alternate members thereof are Randy Baker, Juan Cintrón, John Kelly and Alejandro Strauch."

"24.- In virtue of the foregoing, it is hereby expressly certified that the Executive Committee of the Corporation is formed by the following persons:

EXECUTIVE COMMITTEE

SERIES "A" MEMBERS

Members	**Alternate Members**
Antonino Fernández Rodríguez	Luis Manuel Sánchez Carlos
Juan Sánchez-Navarro y Peón	Cesario González Diez
Carlos Fernández González	Pablo González Díez
María Asunción Aramburuzabala Larregui	Lucrecia Aramburuzabala Larregui de Fernández
Mario Alvarez Yates	Joaquín Sordo Barba

SERIES "B" MEMBERS

Members	**Alternate Members**
Steve Burrows	Randy Baker
Thomas Heather Rodríguez	Juan Cintrón
Thomas W. Santel	John Kelly
Pedro Soares	Alejandro Strauch."

"25.- In accordance with the determination of the holder of Series "A" shares the members may only be replaced by the alternate members appointed by such Series as follows: Antonino Fernández Rodríguez by Luis Manuel Sánchez Carlos; Juan Sánchez-Navarro y Peón by Cesario González Diez; Carlos Fernández González by Pablo González Díez; María Asunción Aramburuzabala Larregui by Lucrecia Aramburuzabala Larregui de Fernández; and Mario Alvarez Yates by Joaquín Sordo Barba."

"26.- In accordance with the determination of the holder of Series "B" shares, any alternate member of the Executive Committee appointed by Series "B" may indistinctly replace any member appointed by Series "B" in case of absence."

ITEM SEVEN. In connection with the seventh item of the Agenda related to the appointing of Special Delegates, at the request of the Chairman, the Secretary proposed the appointment of Messrs. Antonino Fernández Rodríguez, Carlos Fernández González and the Secretary as Special Delegates of the Meeting. In connection herewith, the total shares represented approved by unanimous vote the following:

RESOLUTION

"27.- Messrs. Antonino Fernández Rodríguez, Carlos Fernández González and Jorge Siegrist Prado, are hereby designated as special delegates of the meeting, in order for any of them indistinctly, individually and in case necessary: a) to appear before a notary public of their election to formalize these minutes in whole or in part; b) personally or through the person they may designate, to register the corresponding notarial deed in the Commerce Section of the Public Registry of Property and Commerce, and c) to issue certified copies of these minutes as necessary."

Finally, the Secretary stated before the shareholders meeting the retirement of Mr. Valentín Díez Modoro who performed the charge of Sales and Exportation Vice-president remarking the gratitude of the Corporation for his 38 years of duty. The Secretary also enlisted the changes on the organizational structure of the company which are the following: General Director, Mr. Carlos Fernández González; Vice-president of Finance Mr. Ernesto Alcalde y Rodríguez; Vice-president of Tecnology, Mr. Raúl Gil Loredo; Legal Vice-president Mr. Jorge Siegrist Prado; Vice-president of strategic planning and development, Mr. Alfredo García Hernández; and, Vice-president of supplies and importation, Mr. Rene Saracho Villegas.

There being no further matter to transact, these minutes were read and submitted to the consideration of the shareholders, who approved them unanimously; the meeting was adjourned at 2:00 o'clock on April 19, 2004.

a) Copies of the calls published in the newspapers: "El Economista", "El Financiero" and "Reforma" and in the "Official Daily of the Federation" on April 1st., 2004, (b) proxies; and (c) the Financial Statements as of December 31, 2003, including the reports rendered by the Board of Directors and Audit Committee are attached to the files of these minutes.

It is hereby certified that the shareholders and the representatives of the shareholders signing these minutes were present throughout the meeting.

These minutes are executed as evidence by the Chairman, the Secretary the Statutory Auditors, the Tellers and the holder of Series "A" and Series "B" shares.

[Illegible Signature]

Antonino Fernández Rodríguez
Chairman

[Illegible Siganture]

Jorge Siegrist Prado
Secretary

[Illegible Signature]

Miguel Ortiz Aguilar
Statutory Auditor

[Illegible Signature]

Alberto Tiburcio Celorio
Statutory Auditor

[Illegible Signature]

José Pares Gutiérrez
Teller

[Illegible Signature]

Alfredo García Hernández
Teller

[Illegible Signature]

María Teresa Luna y Gabriel Uribe Corona, on behalf of Banco Nacional de México, S. A., División Fiduciaria, in its capacity as holder of 1,459'389,728 Series "A" shares.

[Illegible Signature]

Maria Teresa Güemes Fernández, on behalf of Anheuser-Busch International Holdings, Inc. in its capacity as holder of 1,142'017,984 Series "B" shares.

THIS IS A TRUE COPY OF THE MINUTE ISSUED ON 14 PAGES, OF THE GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING HELD ON APRIL 19, 2004.

MEXICO CITY, APRIL 20, 2004.

[Illegible Signature]

JORGE SIEGRIST PRADO
SECRETARY

ENCLOSURE J

TRANSLATION FOR INFORMATION PURPOSES ONLY

RECEIVED
2004 APR 29 P 1:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GRUPO MODELO, S.A. DE C.V.

NOTICE TO SHAREHOLDERS

Mexico, City, April 19th, 2004. Grupo Modelo´s Stockholders' Meeting declared today a dividend of $2,771,474,734.35 Mexican pesos, which corresponds to $0.8523 pesos per share to each of the 3,251'759,632 outstanding shares. The amount of the dividend increased 54% in real terms compared to the previous year and the payout ratio reached 58%. In addition, Anheuser-Busch will receive a dividend of $839,567,264.80 from Diblo, S.A. de C.V., on its 23.25% participation in that company.

The dividend will be paid in April 26, 2004 and it is important to highlight that the ex dividend date is April 22, 2004.

Grupo Modelo, founded in 1925, is the leader in the production and marketing of beer in Mexico with 63.1% total market share (including domestic and export markets) as of December 31, 2003. It has seven brewing plants in the country, with a total annual installed capacity of 51.0 million hectoliters. Currently, it brews and distributes ten brands; Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacífico, Negra Modelo and other regional brands. It exports five brands with presence in more than 150 countries and is the exclusive importer of Anheuser-Busch's products in Mexico, including the brands Budweiser and Bud Light. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC.

Investor Relations

José Parés (5255) 5283-3600 x.2839 Fax (52) 5280-6718
Eduardo Zamarripa (5255) 5283-3600 x.2860

e-mail : ir@gmodelo.com.mx
Internet: www.gmodelo.com

ENCLOSURE K

TRANSLATION FOR INFORMATION
PURPOSES ONLY

Grupo Modelo, S.A. de C.V.
And Subsidiaries

Financial summary for the FIRST QUARTER 2004

Amounts in millions of constant Mexican pesos as of March 31, 2004

RECEIVED
2004 APR 29 P 1:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

- **90 basis points gross margin expansion, reaching 56.9%.**
- **6.1% increase in operating income, the margin expanded 140 basis points.**
- **EBITDA margin of 32.4%, a new record for a first quarter.**

Mexico City, April 20, 2004. During the first quarter, total beer sales volume declined 2.2% compared to the same period of 2003 due to reductions in the domestic and export markets. Domestic volumes decreased 1.7% as a result of the price increase implemented in the month of January; nevertheless, a demand recovery for Modelo's products was seen at the end of the quarter. Likewise, exports registered a 3.7% contraction despite the price hike at the beginning of the quarter in the United States. Consequently, the average export price grew 8.1% in dollar terms. During the quarter exports represented 27.6% over net sales versus 28.0% registered in the previous year.

Net sales grew 0.9% compared to the same period of 2003, reaching 9,185 million pesos. Likewise, quarterly net export revenue in dollars experienced an increase of 4.1%, amounting to 221 millions.

The cost of goods sold decreased 1.2% as a result of higher production efficiencies as well as lower participation of exports in the sales mix. Consequently, gross profit totaled 5,228 million pesos, 2.6% higher than the same quarter of the previous year. Gross margin posted a 90 basis points expansion, reaching 56.9%.

Operating expenses declined 0.6% as a consequence of lower advertising expenses during the quarter. Therefore, the operating income was 2,542 million pesos, an increase of 6.1% compared to the same period of the previous year. The operating margin registered a 140 basis points increase, standing at 27.7%.

Depreciation and amortization reached 492 million pesos, representing 5.4% over net sales, similar percentage compared to that posted in 2003. EBITDA (Operating income + Depreciation – Equity income of Associates included in COGS) stood at 2,972 million pesos, which represented a year over year growth of 6.6%. Consequently, the EBITDA margin increased 1.8 percentage points, reaching 32.4%, a high record for the first quarter.

The integral cost of financing, registered an unfavorable result of 27.0 million pesos primarily due to lower real interest rate and higher inflation observed during the quarter.

The effective tax rate (including profit sharing) was 46.9%, maintaining stable levels with respect the prior year. The current rate level could be sustainable for the remainder of the year.

The majority net profit was 1,110 million pesos, 6.6% above the prior year. Furthermore, the net margin was benefited by a 70 basis points expansion, reaching 12.1%. Grupo Modelo's earnings per share stood at 0.34, above the 0.32 registered in 2003.

Financial Situation

As of March 31, 2004, Grupo Modelo's cash and short-term investments represented 20.2% of total assets, which totaled 66,455 million pesos, representing a growth of 6.8% over the last twelve months. Furthermore, the Company's strong financial position has been maintained through a long term debt free capital structure, and short term operational liabilities of 4,472 million pesos. Shareholder's equity reached 54,436 million pesos, representing a 7.0% growth compared to 2003.

Financial Ratios	March 2004	March 2003
Inventory Turnover	3.78 times	3.45 times
Receivables Turnover	10 days	6 days
Leverage	18.9 %	18.2%
Current	4.83 times	4.98 times
EPS	1.53 pesos per share	1.37 pesos per share

Capital Expenditures

During the first quarter of 2004, Grupo Modelo invested 763 million pesos of its own resources. The funds were allocated in several areas of the organization as follow:

Area	March 2004
Tuxtepec Brewery	36.2%
Breweries & Other Facilities	36.8%
Sales	27.0%

In April 19th the Stockholders' Meeting declared a dividend of $1,771 million pesos, which corresponds to $0.8523 pesos per share to each of the 3,251'759,632 outstanding shares. The amount of the dividend increased 54% in real terms compared to the previous year and the payout ratio reached 58%. The dividend will be paid in April 26th, 2004 and it is important to highlight that the ex dividend date is April 22nd, 2004.

In addition to the amount that Grupo Modelo will pay, Diblo will pay Anheuser-Busch a cash dividend of $840 million pesos on its 23.25% participation in that company. Therefore, Grupo Modelo's consolidated cash and short-term investments will decrease by 3,611 million pesos in April, 2004.

Grupo Modelo, S.A. de C.V. and Subsidiaries
Sales of beer in million hectoliters

Market	I-04	%	I-03	%	Var. (%)
Domestic	6.545	72.4	6.656	72.0	**-1.7**
Export	2.495	27.6	2.590	28.0	**-3.7**
Total	**9.040**	**100.0**	**9.246**	**100.0**	**-2.2**

Grupo Modelo S.A. de C.V. and Subsidiaries
Consolidated Income Statement for the First Quarter 2004 and 2003
Amounts in million of constant Mexican pesos, as of March 31, 2004

	I-04	%	I-03	%	Var. %
Domestic Sales	5,869	63.9%	5,875	64.5%	-0.1%
Export Sales	2,432	26.5%	2,403	26.4%	1.2%
Other Income	884	9.6%	825	9.1%	7.2%
Total Net Sales	**9,185**	**100.0%**	**9,103**	**100.0%**	**0.9%**
Cost of Goods Sold	3,957	43.1%	4,006	44.0%	-1.2%
Gross Profit	**5,228**	**56.9%**	**5,097**	**56.0%**	**2.6%**
Operating Expenses	2,686	29.2%	2,701	29.7%	-0.6%
Operating Income	**2,542**	**27.7%**	**2,396**	**26.3%**	**6.1%**
Integral Cost of Financing	27	0.3%	-107	-1.2%	-125.2%
Other Expense (Income) – Net	-229	-2.5%	-65	-0.7%	252.3%
Profit Before Tax & Profit Sharing	**2,744**	**29.9%**	**2,568**	**28.2%**	**6.9%**
Income Tax	1,040	11.3%	956	10.5%	8.8%
Deferred Income Tax	-8	-0.1%	0	0.0%	
Profit Sharing	254	2.8%	245	2.7%	3.7%
Consolidated Net Income	**1,458**	**15.9%**	**1,367**	**15.0%**	**6.7%**
Net Majority Income	**1,110**	**12.1%**	**1,041**	**11.4%**	**6.6%**
Depreciation	492	5.4%	475	5.2%	3.6%
Equity Income of Associates (COGS)	62	0.7%	83	0.9%	-25.3%
EBITDA	**2,972**	**32.4%**	**2,788**	**30.6%**	**6.6%**

Grupo Modelo S.A. de C.V. and Subsidiaries
Consolidated Balance Sheets as of March 31, 2004
Amounts in millions of constant Mexican pesos as of March 31, 2004

	2004	2003	% Var
Cash & Marketable Securities	13,444	10,920	23.1%
Total Current Assets	**21,607**	**19,951**	**8.3%**
Non - Current Assets	44,848	42,251	6.1%
Total Assets	**66,455**	**62,202**	**6.8%**
Current Liabilities	4,472	4,010	11.5%
Long Term Debt	0	0	N/A
Deferred Liabilities	7,548	7,314	3.2%
Total Liabilities	**12,020**	**11,323**	**6.2%**
Minority Stockholders' Equity	13,055	12,265	6.4%
Majority Stockholders' Equity	41,381	38,614	7.2%
Total Liabilities and Stockholders´ Equity	**66,455**	**62,202**	**6.8%**

TRANSLATION FOR INFORMATION PURPOSES ONLY

Highlights

	Quarter		
	I-04	**I-03**	**Var. %**
Price/Hl Domestic (pesos)*	896.71	882.62	1.6%
Price/Hl Exports (pesos)*	975.05	927.69	5.1%
Price/Hl Exports (dlls.)	88.55	81.91	8.1%
Cost of Goods Sold/Hl Total (pesos)*	437.72	433.25	1.0%
Operating Expenses/Hl Total (pesos)*	297.15	292.12	1.7%
Export Revenues (millions)	220.90	212.15	4.1%

* Amounts in constant Mexican pesos as of March 31st, 2004

Grupo Modelo, founded in 1925, is the leader in the production and marketing of beer in Mexico with 63.1% total market share (including domestic and export markets) as of December 31, 2003. It has seven brewing plants in the country, with a total annual installed capacity of 51.0 million hectoliters. Currently, it brews and distributes ten brands; Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacífico, Negra Modelo and other regional brands. It exports five brands with presence in more than 150 countries and is the exclusive importer of Anheuser-Busch's products in Mexico, including the brands Budweiser and Bud Light. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC.

Investor Relations

José Parés	(5255) 5283-3600 x.2839	Fax (5255) 5280-6718
Eduardo Zamarripa	(5255) 5283-3600 x.2860	

e-mail : ir@gmodelo.com.mx
Internet: www.gmodelo.com